Exhibit 2.1

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

by and among

WINDSOR PARENT, L.P.,

WINDSOR MERGER SUB, INC.

and

UNIVAR SOLUTIONS INC.

Dated as of March 13, 2023

i

ii

Company Disclosure Letter
Parent Disclosure Letter

Exhibits
Exhibit A – Form of Certificate of Incorporation of the Surviving Corporation

iii

AGREEMENT AND PLAN OF MERGER, dated as of March 13, 2023 (this “Agreement”), by and among Windsor Parent, L.P., a Delaware limited partnership (“Parent”), Windsor Merger Sub, Inc., a Delaware corporation and an indirect wholly owned subsidiary of Parent (“Merger Sub”), and Univar Solutions Inc., a Delaware corporation (the “Company”). Parent, Merger Sub, and the Company are referred to herein as the “parties” and each, a “party.”

W I T N E S S E T H:

WHEREAS, Parent desires to acquire the Company on the terms and subject to the conditions set forth in this Agreement;

WHEREAS, in furtherance of such acquisition of the Company by Parent, and on the terms and subject to the conditions set forth in this Agreement and in accordance with the General Corporation Law of the State of Delaware (the “DGCL”), Merger Sub shall be merged with and into the Company (the “Merger”), with the Company surviving the Merger as a wholly owned subsidiary of Parent;

WHEREAS, the Board of Directors of the Company (the “Board of Directors”) has unanimously (a) determined that it is in the best interests of the Company and its stockholders, and declared it advisable, to enter into this Agreement, (b) approved the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby, including the Merger, upon the terms and subject to the conditions set forth herein, and (c) resolved to recommend that the stockholders of the Company adopt this Agreement and directed that such matter be submitted for consideration of the stockholders of the Company at the Company Meeting;

WHEREAS, the general partner of Parent and the board of directors of Merger Sub have approved the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby, including the Merger, and declared it advisable for Parent and Merger Sub, respectively, to enter into this Agreement;

WHEREAS, Parent has caused the sole stockholder of Merger Sub to adopt and approve this Agreement;

WHEREAS, concurrently with the execution of this Agreement, and as a condition and inducement to the Company’s willingness to enter into this Agreement, the Equity Investors have duly executed and delivered to the Company a limited guaranty, dated as of the date of this Agreement, in favor of the Company (the “Limited Guaranty”) to guaranty the performance by Parent and Merger Sub of certain obligations under this Agreement, as more fully set forth in the Limited Guaranty; and

WHEREAS, Parent, Merger Sub and the Company desire to make certain representations, warranties, covenants and agreements specified herein in connection with this Agreement.

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements contained herein, and intending to be legally bound hereby, Parent, Merger Sub and the Company agree as follows:

ARTICLE 1

THE MERGER

Section 1.1 The Merger. On the terms and subject to the conditions set forth in this Agreement, and in accordance with the DGCL, at the Effective Time, Merger Sub shall merge with and into the Company, the separate corporate existence of Merger Sub shall cease and the Company shall be the surviving corporation (the “Surviving Corporation”).

Section 1.2 Closing. The closing of the Merger (the “Closing”) shall take place (a) at the offices of Wachtell, Lipton, Rosen & Katz, 51 West 52nd Street, New York, New York 10019, at 10:00 a.m., local time, or remotely by exchange of documents and signatures (or their electronic counterparts) on the second (2nd) Business Day after the satisfaction or waiver by the party having the benefit of the applicable condition (to the extent permitted by applicable Law) of the conditions set forth in Article 6 (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions) or (b) at such other place, time and date as the Company and Parent may agree in writing. The date on which the Closing actually occurs is referred to as the “Closing Date.” Notwithstanding the foregoing, if the Marketing Period has not ended at the time of the satisfaction or waiver of the conditions set forth in Article 6 (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions), then the Closing shall occur instead on the date following the satisfaction or waiver of such conditions (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions) that is the earlier to occur of (a) any Business Day during the Marketing Period as may be specified by Parent on no less than two (2) Business Days’ prior notice to the Company and (b) two (2) Business Days following the final day of the Marketing Period.

Section 1.3 Effective Time. Subject to the provisions of this Agreement, at the Closing, as promptly as practicable on the Closing Date, the parties hereto shall cause a certificate of merger meeting the requirements of Section 251 of the DGCL (the “Certificate of Merger”) relating to the Merger to be properly executed and filed with the Secretary of State of the State of Delaware in accordance with the terms and conditions of the DGCL and in such form as is reasonably satisfactory to both Parent and the Company. The Certificate of Merger shall become effective at such time as the Certificate of Merger has been filed with the Secretary of State of the State of Delaware pursuant to the DGCL, or at such other time that the parties hereto shall have agreed and designated in the Certificate of Merger as the effective time of the Certificate of Merger (the effective time of the Merger being hereinafter referred to as the “Effective Time”).

Section 1.4 Effects of the Merger. The Merger shall have the effects set forth in this Agreement and the applicable provisions of the DGCL and the Certificate of Merger.

Section 1.5 Organizational Documents of the Surviving Corporation. Subject to Section 5.9, at the Effective Time, by virtue of the Merger, and without any action on the part of the Company, Parent or Merger Sub: (a) the certificate of incorporation of the Company as in effect immediately prior to the Effective Time shall be amended and restated to read in its entirety in the form attached hereto as Exhibit A and, as so amended and restated, shall be the certificate of incorporation of the Surviving Corporation until thereafter amended in accordance with the DGCL and such certificate of incorporation; and (b) the bylaws of Merger Sub as in effect immediately prior to the Effective Time (but amended so that the name of the Surviving Corporation shall be “Univar Solutions Inc.”), as so amended, shall be the bylaws of the Surviving Corporation until thereafter amended in accordance with the DGCL and such bylaws.

Section 1.6 Directors of the Surviving Corporation. Subject to applicable Law, the directors of Merger Sub as of immediately prior to the Effective Time shall be the initial directors of the Surviving Corporation and shall hold office until their respective successors are duly elected and qualified, or their earlier death, incapacitation, retirement, resignation or removal.

Section 1.7 Officers of the Surviving Corporation. The officers of the Company as of immediately prior to the Effective Time shall be the initial officers of the Surviving Corporation and shall hold office until their respective successors are duly elected and qualified, or their earlier death, incapacitation, retirement, resignation or removal.

ARTICLE 2

CONVERSION OF SHARES; EXCHANGE OF CERTIFICATES

Section 2.1 Effect on Capital Stock.

(a) At the Effective Time, by virtue of the Merger and without any action on the part of the Company, Merger Sub or the holders of any securities of the Company or Merger Sub:

(i) Conversion of Common Stock. Each share of common stock, par value $0.01 per share, of the Company (such shares, collectively, the “Common Stock,” and each, a “Share”) that is outstanding immediately prior to the Effective Time, but excluding Cancelled Shares, Owned Company Shares, Dissenting Shares and Shares covered by Company Restricted Share Awards, shall be converted automatically into the right to receive $36.15 per Share in cash (the “Merger Consideration”). All Shares that have been converted into the right to receive the Merger Consideration as provided in this Section 2.1(a) and all Company Restricted Share Awards that have been converted into the right to receive the Merger Consideration as provided in Section 2.3(a) shall be automatically cancelled upon the conversion thereof and shall cease to exist, and the holders of Book-Entry Shares or Certificates that immediately prior to the Effective Time represented such Shares shall cease to have any rights with respect to such Shares other than the right to receive the Merger Consideration upon the surrender of such Shares in accordance with Section 2.2.

(ii) Treatment of Cancelled Shares and Owned Company Shares. Each Share that is owned by the Company as treasury stock or otherwise or by Parent or Merger Sub immediately prior to the Effective Time (in each case, other than any such shares held in a fiduciary, representative or other capacity on behalf of third parties) (the “Cancelled Shares”) shall be cancelled and shall cease to exist, and no consideration shall be delivered in exchange therefor, and any Shares that are owned by any direct or indirect wholly owned Subsidiary of Parent (other than Merger Sub) or of the Company (in each case, other than any such shares held in a fiduciary, representative or other capacity on behalf of third parties) (any such shares, collectively, “Owned Company Shares”), immediately prior to the Effective Time shall be converted into such number of shares of common stock of the Surviving Corporation such that the ownership percentage of any such Person in the Surviving Corporation shall equal the ownership percentage such Person’s Shares represent in the Company immediately prior to the Effective Time.

(iii) Conversion of Merger Sub Common Stock. Each share of common stock, par value $0.01 per share, of Merger Sub outstanding immediately prior to the Effective Time shall be converted into and become one validly issued, fully paid and nonassessable share of common stock, par value $0.01 per share, of the Surviving Corporation with the same rights, powers and privileges as the shares so converted and shall constitute the only outstanding shares of capital stock of the Surviving Corporation. From and after the Effective Time, all certificates representing the common stock of Merger Sub, if any, shall be deemed for all purposes to represent the number of shares of common stock of the Surviving Corporation into which they were converted in accordance with the immediately preceding sentence.

(b) Dissenters’ Rights. Notwithstanding any other provision of this Agreement to the contrary, Shares that are issued and outstanding immediately prior to the Effective Time and which are held by stockholders who have properly demanded appraisal for such shares in accordance with Section 262 of the DGCL and, as of the Effective Time, have complied in all respects with Section 262 of the DGCL with respect to such shares and shall not have waived, effectively withdrawn or lost such Person’s rights to appraisal under Delaware Law with respect to such shares (collectively, the “Dissenting Shares”) shall be cancelled and cease to exist and shall not be converted into or represent the right to receive the Merger Consideration pursuant to this Section 2.1. Such stockholders instead shall only be entitled to receive the fair value of such Dissenting Shares held by them in accordance with the provisions of, and as provided by, Section 262 of the DGCL. Each Dissenting Share held by stockholders who shall have failed to perfect or who effectively shall have waived, withdrawn or otherwise lost the right to appraisal of such shares under Section 262 of the DGCL shall thereupon be deemed to have been converted into, as of the Effective Time, the right to receive the Merger Consideration upon surrender in the manner provided in Section 2.2. The Company shall give Parent (i) prompt written notice (and in any event within two (2) Business Days of becoming aware) of any demand for appraisal or payment Shares, any withdrawals of such demands received by the Company prior to the Effective Time and any other instrument served pursuant to Delaware Law and received by the Company relating to Section 262 of Delaware Law and (ii) the right to participate in (at Parent’s sole cost and expense), and after the Effective Time direct and control, all negotiations and proceedings with respect to such appraisals and demands. Prior to the Effective Time, the Company and Parent shall not, except with the prior written consent of the other party, make any payment with respect to any demands for appraisal or instruments, or compromise or offer to settle or settle any such demands, or waive any failure to timely deliver a written demand for appraisal or otherwise fail to comply with the provisions under Section 262 of the DGCL or agree or commit to do any of the foregoing. This Section 2.1(b), and not Section 5.11, shall govern with respect to such appraisals and demands.

(c) Certain Adjustments. If, between the date of this Agreement and the Effective Time, the outstanding Shares of the Company shall have been changed into a different number of shares or a different class of shares by reason of any stock dividend, subdivision, reorganization, reclassification, recapitalization, stock split, reverse stock split, combination or exchange of shares, the Merger Consideration shall be equitably adjusted, without duplication, to proportionally reflect such change.

Section 2.2 Exchange of Certificates.

(a) Paying Agent. At or prior to the Closing, Parent shall deposit, or shall cause to be deposited, with a U.S. bank or trust company that shall be appointed by Parent (and that is reasonably acceptable to the Company and approved in advance by the Company in writing (such approval not to be unreasonably withheld, conditioned or delayed)) to act as a paying agent hereunder (the “Paying Agent”), in trust for the benefit of holders of the Shares (other than the Cancelled Shares and Owned Company Shares), cash in U.S. dollars sufficient to pay the aggregate Merger Consideration in exchange for all of the Shares outstanding immediately prior to the Effective Time (other than the Cancelled Shares and Owned Company Shares), payable upon due surrender of the certificates that, immediately prior to the Effective Time, represented Shares (“Certificates”) (or effective affidavits of loss in lieu thereof) or noncertificated Shares represented by book-entry (“Book-Entry Shares”) pursuant to the provisions of this Article 2 (such cash being referred to as the “Exchange Fund”).

(b) Payment Procedures.

(i) As soon as reasonably practicable after the Effective Time and in any event not later than the second (2nd) Business Day following the Closing Date, Parent shall cause the Paying Agent to mail to each holder of record of Shares whose Shares were converted into the right to receive the Merger Consideration pursuant to Section 2.1, (A) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to Certificates shall pass, only upon delivery of Certificates (or effective affidavits of loss in lieu thereof) or Book-Entry Shares to the Paying Agent and shall be in such form and have such other provisions as Parent and the Company may mutually reasonably agree) and (B) instructions for use in effecting the surrender of Certificates (or effective affidavits of loss in lieu thereof) or Book-Entry Shares in exchange for the Merger Consideration.

(ii) Upon surrender of Certificates (or effective affidavits of loss in lieu thereof) or Book-Entry Shares to the Paying Agent, together with such letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, or, in the case of Book-Entry Shares, receipt of an “agent’s message” by the Paying Agent, and such other documents as may customarily be required by the Paying Agent, the holder of such Certificates (or effective affidavits of loss in lieu thereof) or Book-Entry Shares shall be entitled to receive in exchange therefor an amount in cash equal to the product of (x) the number of Shares represented by such holder’s properly surrendered Certificates (or effective affidavits of loss in lieu thereof) or Book-Entry Shares and (y) the Merger Consideration, and Certificates or Book-Entry Shares so surrendered shall be cancelled. No interest shall be paid or accrued on any amount payable upon due surrender of Certificates (or effective affidavits of loss in lieu thereof) or Book-Entry Shares. In the event of a transfer of ownership of Shares that is not registered in the transfer records of the Company, payment of the Merger Consideration upon due surrender of the Certificate may be paid to such a transferee if the Certificate formerly representing such Shares is presented to the Paying Agent, accompanied by all documents required to evidence and effect such transfer and to evidence that any applicable stock transfer Taxes have been paid or are not applicable.

(iii) Each of the Paying Agent, the Company, Parent, Merger Sub and the Surviving Corporation shall be entitled to deduct and withhold from any and all amounts otherwise payable under this Agreement such amounts as are required to be withheld or deducted under the Internal Revenue Code of 1986, as amended (the “Code”), or under any provision of state, local or foreign Tax Law with respect to the making of such payment. Any amounts that are so deducted or withheld and paid over to the relevant Governmental Entity, shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction or withholding was made.

(c) Closing of Transfer Books. At the Effective Time, the stock transfer books of the Company shall be closed, and there shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of the Shares that were outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates or Book-Entry Shares are presented to the Surviving Corporation or the Paying Agent for transfer or any other reason, the holder of any such Certificates or Book-Entry Shares shall be given a copy of the letter of transmittal referred to in Section 2.2(b) and instructed to comply with the instructions in that letter of transmittal in order to receive the cash to which such holder is entitled pursuant to this Article 2. No dividends or other distributions with respect to capital stock of the Surviving Corporation with a record date on or after the Effective Time will be paid to the holder of any unsurrendered Certificates or Book-Entry Shares.

(d) Termination of Exchange Fund. Any portion of the Exchange Fund (including the proceeds of any investments thereof) that remains undistributed to the former holders of Shares on the first (1st) anniversary of the Effective Time shall thereafter be delivered to Parent or the Surviving Corporation upon demand, and any former holders of Shares who have not surrendered their Shares in accordance with this Article 2 shall thereafter look only to the Surviving Corporation for payment of their claim for the Merger Consideration, without any interest thereon, upon due surrender of their Shares.

(e) No Liability. Anything herein to the contrary notwithstanding, none of the Company, Parent, Merger Sub, the Surviving Corporation, the Paying Agent or any other Person shall be liable to any former holder of Shares for any amount properly delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law. Any amounts remaining unclaimed by holders of Shares immediately prior to such time when such amounts would otherwise escheat to or become property of any Governmental Entity shall become, to the extent permitted by applicable Law, the property of Parent free and clear of any claims or interest of any Person previously entitled thereto.

(f) Investment of Exchange Fund. The Paying Agent shall invest all cash included in the Exchange Fund as reasonably directed by Parent; provided, however, that any investment of such cash shall be limited to direct short-term obligations of, or short-term obligations fully guaranteed as to principal and interest by, the U.S. government; provided, further, that no such investment or loss thereon shall affect the amounts payable to holders of Certificates (or effective affidavits of loss in lieu thereof) or Book-Entry Shares pursuant to this Article 2, and following any losses from any such investment, Parent shall promptly provide additional funds to the Paying Agent for the benefit of the holders of Shares of the Company. Any interest and other income resulting from such investments shall be paid to Parent or the Surviving Corporation pursuant to Section 2.2(d).

(g) Lost Certificates. In the case of any Certificate that has been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by Parent, the Surviving Corporation or the Paying Agent, the posting by such Person of a bond in customary amount as indemnity against any claim that may be made against it with respect to such Certificate, the Paying Agent shall issue in exchange for such lost, stolen or destroyed Certificate an amount in cash equal to the product of (x) of the number of Shares represented by such lost, stolen or destroyed Certificate and (y) the Merger Consideration.

Section 2.3 Treatment of Company Equity Awards.

(a) Company Restricted Share Awards, Company RSU Awards, Company DSU Awards and Company PRSU Awards.

(i) Each award of Shares granted subject to any time-based vesting, forfeiture or other lapse restrictions (each, a “Company Restricted Share Award”), each award of restricted stock units (each such award, other than a Company PRSU Award, a “Company RSU Award”), and each award of deferred stock units (each, a “Company DSU Award”), in each case, that is outstanding as of immediately prior to the Effective Time, shall, at the Effective Time, become fully vested and be converted into the right to receive an amount in cash equal to the product obtained by multiplying the Merger Consideration by the number of Shares covered by such Company Restricted Share Award, Company RSU Award or Company DSU Award, as applicable, immediately prior to the Effective Time. Parent shall cause the Surviving Corporation or one of its Subsidiaries, as applicable, to pay to the holders of Company Restricted Share Awards, Company RSU Awards or Company DSU Awards the cash amounts described in the immediately preceding sentence, less such amounts as are required to be withheld or deducted under the Code or any provision of state, local or foreign Tax Law with respect to the making of such payment, promptly but in any event within ten (10) Business Days following the Effective Time or at such later date required to avoid the imposition of Taxes under Section 409A of the Code.

(ii) Each award of restricted stock units subject to any performance-based vesting, forfeiture or other lapse restrictions (each, a “Company PRSU Award”) that is outstanding as of immediately prior to the Effective Time, shall, at the Effective Time, become fully vested with respect to (A) for each such Company PRSU Award granted in 2021, the greater of (x) 170% of the target number of Shares covered by such award and (y) the number of Shares covered by such award determined based on the actual level of performance achieved in accordance with the terms of such award, with the applicable performance period ending on the last day of the calendar month immediately preceding the calendar month in which the Effective Time occurs, (B) for each such Company PRSU Award granted in 2022, the greater of (x) 150% of the target number of Shares covered by such award and (y) the number of Shares covered by such award determined based on the actual level of performance achieved in accordance with the terms of such award, with the applicable performance period ending on the last day of the calendar month immediately preceding the calendar month in which the Effective Time occurs, and (C) for each such Company PRSU Award granted on or following January 1, 2023, the number of Shares covered by such award assuming achievement of the target level of performance (in each case, such number of Shares, the “Applicable Number”), and be converted into the right to receive an amount in cash equal to the product obtained by multiplying the Merger Consideration by the Applicable Number. Parent shall cause the Surviving Corporation or one of its Subsidiaries, as applicable, to pay to the holders of Company PRSU Awards the cash amounts described in the immediately preceding sentence, less such amounts as are required to be withheld or deducted under the Code or any provision of state, local or foreign Tax Law with respect to the making of such payment, promptly but in any event within ten (10) Business Days following the Effective Time or at such later date required to avoid the imposition of Taxes under Section 409A of the Code.

(b) Company Options.

(i) Each option to purchase Shares (each, a “Company Option”) that is outstanding as of immediately prior to the Effective Time, shall, at the Effective Time, become fully vested and be converted into the right to receive an amount in cash equal to the product obtained by multiplying (A) the excess of the Merger Consideration over the per share exercise price of such Company Option by (B) the number of Shares covered by such Company Option immediately prior to the Effective Time. Parent shall cause the Surviving Corporation or one of its Subsidiaries, as applicable, to pay to the holders of Company Options the cash amounts described in the immediately preceding sentence, less such amounts as are required to be withheld or deducted under the Code or any provision of state, local or foreign Tax Law with respect to the making of such payment, promptly but in any event within ten (10) Business Days following the Effective Time.

(ii) Notwithstanding anything in this Section 2.3(b) to the contrary, each Company Option that is outstanding as of immediately prior to the Effective Time that has a per share exercise price equal to or exceeding the Merger Consideration shall be cancelled and extinguished without any conversion thereof or payment of any cash or other property or consideration therefor.

(c) ESPP. As soon as practicable following the date of this Agreement, the Board of Directors of the Company (or, if appropriate, any committee administering the Company’s Amended and Restated Employee Stock Purchase Plan (such plan, the “ESPP”)), shall adopt such resolutions or continue to take such other actions as may be required so that (i) participation in the ESPP shall remain limited to those employees who are participants on the date of this Agreement, (ii) the participants may not increase their payroll deduction elections or rate of contributions from those in effect on the date of this Agreement or make any separate non-payroll contributions to the ESPP on or following the date of this Agreement, (iii) no offering period shall be commenced after the date of this Agreement, and (iv) the ESPP shall terminate, effective on the fifth (5th) Business Day before the Effective Time, but subsequent to the exercise of purchase rights on such purchase date (in accordance with the terms of the ESPP).

(d) Corporate Actions. Prior to the Effective Time, the Company, through its Board of Directors or an appropriate committee thereof, shall adopt such resolutions as may reasonably be required in its discretion to (i) effectuate the actions contemplated by this Section 2.3, (ii) ensure that after the Effective Time no holder of Company Equity Awards shall have any right thereunder to acquire any securities of the Company, the Surviving Corporation or Parent, or to receive any payment or benefit with respect to any Company Equity Award, except as provided in this Section 2.3 and (iii) ensure that on and after the Effective Time no further Company Equity Awards or other rights with respect to Shares shall be granted or outstanding under the Company Equity Plans or otherwise.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as (y) disclosed in the Company SEC Documents filed on or after January 1, 2021, and at least two (2) Business Days prior to the date of this Agreement (but excluding any forward-looking disclosures set forth in any “risk factors” section and any disclosures in any “forward-looking statements” section to the extent such disclosures are general and cautionary, predictive or forward-looking in nature), it being agreed that this clause (y) shall not be applicable to Section 3.1(a), Section 3.2(a) or Section 3.3, or (z) as set forth in the disclosure letter dated the date of this Agreement and delivered by the Company to Parent (the “Company Disclosure Letter”) (it being agreed that disclosure of any item in any section or subsection of the Company Disclosure Letter shall be deemed disclosed with respect to any other section or subsection of the Company Disclosure Letter to the extent that the relevance thereof is reasonably apparent on the face of such disclosure), the Company represents and warrants to Parent and Merger Sub as follows:

Section 3.1 Qualification, Organization, Subsidiaries.

(a) The Company is a corporation duly organized and validly existing under the laws of the State of Delaware, is in good standing with the Secretary of State of Delaware and has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted and is qualified to do business and is in good standing as a foreign corporation in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except, in each case, as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Each of the Company’s Subsidiaries is a legal entity duly organized, validly existing and in good standing under the Laws of its respective jurisdiction of organization and has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted and is qualified to do business and is in good standing as a foreign corporation in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except, in each case, as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. The Company has made available to Parent true, complete and correct copies of its certificate of incorporation and bylaws (or similar organizational documents) (the “Company Organizational Documents”), in each case as amended and in effect as of the date of this Agreement. The Company Organizational Documents are in full force and effect, and the Company is not in violation of any provision of the Company Organizational Documents.

(b) Section 3.1(b) of the Company Disclosure Letter sets forth a true and complete list, as of the date hereof, of all of the Subsidiaries of the Company that constitute a “significant subsidiary” (as defined in Rule 405 under the Securities Act) (each, a “Significant Subsidiary”), together with the jurisdiction of such Subsidiaries and the ownership of equity interests of such Subsidiaries by the Company or its Subsidiaries. The Company’s Significant Subsidiaries are not in violation of any provision of their respective organizational or governing documents, except for any violation that has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. All of the outstanding shares of capital stock or voting securities of, or other equity interests in, each of the Company’s Subsidiaries are duly authorized, fully paid and nonassessable, and were not issued in violation of any preemptive rights, right of first approval or similar right and have been validly issued and are owned by the Company, by another wholly-owned Subsidiary of the Company or by the Company and another wholly-owned Subsidiary of the Company, free and clear of all Liens other than restrictions imposed by applicable securities Laws, the organizational documents of any such Subsidiary or any Permitted Liens.

(c) Except for any such capital stock of, or any joint venture, membership, partnership, voting or equity interest acquired after the date of this Agreement in compliance with Section 5.1, neither the Company nor any of its Subsidiaries owns, directly or indirectly, any capital stock of, or any joint venture, membership, partnership, voting or equity interest of any nature in, any other Person that is material to the Company and its Subsidiaries, taken as a whole, other than wholly owned Subsidiaries.

Section 3.2 Capitalization.

(a) The authorized share capital of the Company consists of 2,000,000,000 Shares and 200,000,000 shares of preferred stock, par value $0.01 per share (the “Preferred Stock”). As of March 9, 2023, there were up to 157,657,495 Shares issued and outstanding (including up to 88,485 Shares covered by Company Restricted Share Awards), no shares of Preferred Stock issued and outstanding, up to 1,820,164 Shares underlying outstanding Company RSU Awards, up to 140,565 Shares underlying outstanding Company DSU Awards, up to 1,543,680 Shares underlying outstanding Company PRSU Awards (assuming performance conditions are satisfied at maximum levels) and up to 2,151,602 Shares underlying outstanding Company Options. All outstanding Shares are duly authorized, validly issued, fully paid and nonassessable, and are not subject to and were not issued in violation of any preemptive or similar right, purchase option, call or right of first refusal or similar right.

(b) As of the date hereof, except as set forth in Section 3.2(a), (i) the Company does not have any shares of its capital stock issued or outstanding, other than Shares that have become outstanding after March 9, 2023, which were reserved for issuance as of March 9, 2023, as set forth in Section 3.2(a), and (ii) there are no outstanding subscriptions, options, warrants, calls, convertible or exchangeable securities or other similar rights, agreements or commitments of any kind relating to the issuance of capital stock to which the Company or any of the Company’s Subsidiaries is a party (1) obligating the Company or any of the Company’s Subsidiaries to (A) issue, transfer or sell any shares of capital stock or other equity interests of the Company or any Subsidiary of the Company or securities convertible into, exercisable for or exchangeable for such shares or equity interests, (B) grant, extend or enter into any such subscription, option, warrant, call, convertible or exchangeable securities or other similar right, agreement or arrangement, (C) redeem or otherwise acquire any such shares of capital stock or other equity interests or (D) provide a material amount of funds to, or make any material investment (in the form of a loan, capital contribution or otherwise) in, any Subsidiary or any other Person or (2) granting any preemptive, antidilutive or similar rights with respect to any equity security issued by the Company.

(c) Section 3.2(c) of the Company Disclosure Letter accurately sets forth the following information with respect to each Company Equity Award outstanding as of March 9, 2023: (i) the Company Equity Plan pursuant to which such Company Equity Award was granted; (ii) the name, or, to the extent required by applicable Data Protection Laws, an employee identification number, of the holder of such Company Equity Award, or, with respect to Company PRSU Awards, the award number; (iii) the number of Shares subject to such Company Equity Award (including, for Company PRSU Awards, the target number of Shares); (iv) the per-share exercise price (if any) of such Company Equity Award; (v) the grant date of such Company Equity Award; and (vi) the expiration date (if any) of such Company Equity Award.

(d) Except for Company Equity Awards, neither the Company nor any of its Subsidiaries has outstanding bonds, debentures, notes or other obligations, the holders of which have the right to vote (or which are convertible into, exercisable for or exchangeable for securities having the right to vote) with the stockholders of the Company on any matter.

(e) There are no voting trusts or other agreements or understandings to which the Company or any of its Subsidiaries is a party with respect to the voting of the capital stock or other equity interest of the Company or any of its Subsidiaries.

Section 3.3 Corporate Authority Relative to This Agreement; No Violation.

(a) The Company has the requisite corporate power and authority to enter into this Agreement and, subject to receipt of the Company Stockholder Approval, to perform its obligations hereunder and to consummate the transactions contemplated hereby. The Board of Directors at a duly held meeting has unanimously (i) determined that this Agreement and the transactions contemplated hereby are fair to and are in the best interests of the Company and its stockholders, and has declared it advisable to enter into this Agreement, (ii) approved the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby, including the Merger, upon the terms and subject to the conditions set forth herein, and (iii) resolved to recommend that the stockholders of the Company adopt this Agreement (such recommendation in this clause (iii), the “Recommendation”) and directed that such matter be submitted for consideration of the stockholders of the Company at the Company Meeting. Except for the Company Stockholder Approval and the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, no other corporate proceedings on the part of the Company are necessary to authorize the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by the Company and, assuming this Agreement constitutes the valid and binding agreement of Parent and Merger Sub, constitutes the valid and binding agreement of the Company, enforceable against the Company in accordance with its terms (subject to the Bankruptcy and Equity Exceptions).

(b) The execution, delivery and performance by the Company of this Agreement and the consummation of the Merger and the other transactions contemplated hereby, by the Company do not and will not require the Company or its Subsidiaries to procure, make or provide prior to the Closing Date any consent, approval, authorization or permit of, action by, filing with or notification to any United States or foreign, state or local governmental or regulatory agency, commission, court, body, entity or authority, in each case with competent jurisdiction (each, a “Governmental Entity”), other than (i) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, (ii) as required and in compliance with the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder (the “HSR Act”) and any other applicable Antitrust Law, (iii) compliance with the applicable requirements of the Securities Act and the Exchange Act, including the filing of the Proxy Statement with the SEC, (iv) compliance with the rules and regulations of the NYSE, (v) compliance with any applicable foreign or state securities or blue sky laws (clauses (i) through (v), collectively, the “Specified Approvals”), and other than any consent, approval, authorization, permit, action, filing or notification the failure of which to make or obtain would not (A) have, individually or in the aggregate, a Company Material Adverse Effect or (B) prevent or materially delay the consummation of the Merger.

(c) Assuming the receipt of the Specified Approvals and the receipt of the Company Stockholder Approval, the execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the Merger and the other transactions contemplated hereby, do not and will not (i) contravene or conflict with the Company Organizational Documents or the organizational or governing documents of any of its Significant Subsidiaries, (ii) contravene or conflict with or constitute a violation of any provision of any Law binding upon or applicable to the Company or any of its Subsidiaries or any of their respective properties or assets or (iii) result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any material obligation or to the loss of a material benefit under any Contract, instrument, permit, concession, franchise, right or license binding upon the Company or any of its Subsidiaries or result in the creation of any Lien (other than Permitted Liens) upon any of the properties or assets of the Company or any of its Subsidiaries, other than, in the case of clauses (ii) and (iii), any such contravention, conflict, violation, default, termination, cancellation, acceleration, right, loss or Lien that has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 3.4 Reports and Financial Statements.

(a) Since December 1, 2020, the Company has timely filed or furnished all forms, documents and reports required to be filed or furnished by it with the SEC prior to the date hereof (collectively, together with any exhibits and schedules thereto and other information incorporated therein, and as supplemented, modified or amended since the time of filing, the “Company SEC Documents”). As of their respective dates, the Company SEC Documents complied as to form in all material respects with the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act, as the case may be, and the applicable rules and regulations promulgated thereunder and, except to the extent that information contained in a Company SEC Document has been revised, amended, modified or superseded (prior to the date hereof) by a later filed or furnished Company SEC Document, none of the Company SEC Documents contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. No Subsidiary of the Company is required to file or furnish any report, statement, schedule, form or other document with, or make any other filing with, or furnish any other material to, the SEC. As of the date hereof, there are no outstanding or unresolved comments in comment letters received from the SEC with respect to any of the Company SEC Documents. As of the date hereof, to the Knowledge of the Company, none of the Company SEC Documents (other than confidential treatment requests) is the subject of ongoing SEC review or ongoing SEC investigation.

(b) The consolidated financial statements (including all related notes and schedules) of the Company included in the Company SEC Documents (if amended, as of the date of the last such amendment) fairly presented in all material respects the consolidated financial position of the Company and its consolidated Subsidiaries, as at the respective dates thereof, and the consolidated results of their operations, their consolidated cash flows and consolidated changes in stockholders’ equity for the respective periods then ended (subject, in the case of the unaudited statements, to normal year-end audit adjustments and to any other adjustments described therein, including the notes thereto) were prepared in conformity with GAAP (except, in the case of the unaudited financial statements, as permitted by the SEC) applied on a consistent basis during the periods involved (except as may be indicated therein or in the notes thereto). Neither the Company nor any of its Subsidiaries is a party to, or has any commitment to become a party to, any “off balance sheet arrangement” (as defined in Item 303(a) of Regulation S-K promulgated by the SEC).

Section 3.5 Internal Controls and Procedures. The Company has established and maintains in all material respects disclosure controls and procedures and internal controls over financial reporting (as such terms are defined in paragraphs (e) and (f), respectively, of Rule 13a-15 under the Exchange Act) as required by Rule 13a-15 under the Exchange Act. The Company’s disclosure controls and procedures are reasonably designed in all material respects to ensure that all material information required to be disclosed by the Company in the reports that it files or furnishes under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such material information is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act. The Company’s management has completed an assessment of the effectiveness of the Company’s internal controls over financial reporting in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act for the year ended December 31, 2022, and such assessment concluded that such controls were effective. As of and for the year ended December 31, 2022, there were no “significant deficiencies” or “material weaknesses” (each as defined in Rule13a-15(f) of the Exchange Act) identified in management’s or its auditor’s assessment of internal controls over financial reporting utilized by the Company or its Subsidiaries (nor has any such deficiency or weakness been identified as of the date hereof) or any fraud (or allegation thereof) that involves management of the Company or any other employees of the Company and its Subsidiaries who have a significant role in the preparation of financial statements or the Company’s internal controls over financial reporting or disclosure controls and procedures. Since December 1, 2020, none of the Company or any of its Subsidiaries has received any material written complaints, allegations, or claims from any source regarding accounting, internal accounting controls or auditing practices, procedures or methods of the Company or any of its Subsidiaries, including any material written complaints, allegations, or claims that the Company or any of its Subsidiaries has engaged in questionable accounting or auditing practices.

Section 3.6 No Undisclosed Liabilities. Except (a) as disclosed, reflected or reserved against in the audited consolidated balance sheet of the Company and its Subsidiaries as of December 31, 2022 (or the notes thereto), (b) as expressly permitted or contemplated by this Agreement or otherwise incurred in connection with the transactions contemplated by this Agreement, (c) for liabilities or obligations that have been discharged or paid in full prior to the date hereof, (d) for liabilities and obligations incurred in the ordinary course of business since December 31, 2022 (none of which is a liability resulting from a breach of contract, breach of warranty, tort, infringement or misappropriation) or (e) as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, neither the Company nor any Subsidiary of the Company has any liabilities or obligations (whether asserted, known, accrued, matured, absolute, contingent or otherwise) that would be required by GAAP to be reflected on a consolidated balance sheet of the Company and its Subsidiaries.

Section 3.7 Compliance with Law; Permits.

(a) The Company and its Subsidiaries are, and since January 1, 2020, have been, in compliance with and are not in default under or in violation of any Law applicable to the Company and its Subsidiaries, except where such noncompliance, default or violation has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. To the Knowledge of the Company, the Company and each of the Company’s Subsidiaries are not, and since January 1, 2020, have not been, under investigation by a Governmental Entity with respect to and have not been threatened in writing to be charged with or given written notice of any violation of, any applicable Law, or with the applicable listing and corporate governance rules of NYSE, in each case, except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b) The Company and its Subsidiaries are in possession of all franchises, grants, authorizations, licenses, permits, easements, variances, exceptions, consents, certificates, approvals and orders of any Governmental Entity (“Permits”) necessary for the Company and the Company’s Subsidiaries to own, lease and operate their properties and assets or to carry on their businesses as they are now being conducted (such Permits, the “Company Permits”), except where the failure to have any of the Company Permits has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. All Company Permits are in full force and effect, except where the failure to be in full force and effect has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(c) Since January 1, 2020, none of the Company or any of its Subsidiaries, nor, to the Knowledge of the Company, any of their respective officers, employees, nor, to the Knowledge of the Company, any of their representatives or agents (in each case, acting in the capacity of an employee or representative of the Company or its Subsidiaries), has (i) used any funds (whether of the Company or its Subsidiaries or otherwise) for unlawful contributions, gifts or entertainment or other unlawful expenses relating to political activity, (ii) made any unlawful payment to foreign or domestic government officials or employees or to foreign or domestic political parties or campaigns or accepted any such payment, (iii) engaged in any dealings or transactions with any Sanctioned Person or in violation of Sanctions, (iv) been or is a Sanctioned Person or (v) to the Knowledge of the Company, violated any provision of any Anti-Corruption Laws or Import and Export Laws or any rules or regulations promulgated thereunder, anti-money laundering laws or any rules or regulations promulgated thereunder or any applicable Law of similar effect. Since January 1, 2020, and through the date of this Agreement, the Company and its Subsidiaries have not been the subject of any allegation, investigation, prosecution or enforcement action, or made any voluntary disclosure, related to any Anti-Corruption Laws, Sanctions or Import and Export Laws.

(d) The Company and its Subsidiaries and, to the Knowledge of the Company, any of their respective representatives or agents (in each case, acting in the capacity of an employee or representative of the Company or its Subsidiaries) (i) have instituted and adhered to policies and procedures reasonably designed to ensure compliance with applicable Anti-Corruption Laws, Sanctions and Import and Export Laws and (ii) have maintained such policies and procedures in full force and effect.

Section 3.8 Investigations; Litigation. There are no, and (other than with respect to Tax matters) for the past two (2) years there have not been any: (a) investigations or reviews pending (or, to the Knowledge of the Company, threatened) by any Governmental Entity with respect to the Company or any of the Company’s Subsidiaries that have had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect; and (b) Actions pending (or, to the Knowledge of the Company, threatened) against or affecting the Company or any of the Company’s Subsidiaries, or any of their respective properties or assets, and there are no orders, judgments or decrees of, or before, any Governmental Entity against or affecting the Company or any of Company’s Subsidiaries, in each case that have had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect; provided that to the extent any such representations or warranties in the foregoing clauses (a) and (b) pertain to investigations, reviews, Actions, orders, judgments or decrees that relate to the execution, delivery, performance or consummation of this Agreement or any of the transactions contemplated by this Agreement, such representations and warranties are made only as of the date hereof.

Section 3.9 Environmental Laws and Regulations.

(a) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect: (i) the Company and its Subsidiaries have since January 1, 2020, conducted their respective businesses in compliance with all applicable Environmental Laws and all Permits required under Environmental Laws to conduct their respective businesses; (ii) neither the Company nor any of its Subsidiaries has received any written notices, demand letters or written requests for information from any

Governmental Entity or any other Person alleging that the Company or any of its Subsidiaries is in violation of, or has any liability under, any Environmental Law, the subject matter of which remains unresolved; and (iii) to the Knowledge of the Company, there has been no treatment, storage or Release of any Hazardous Substance at, on, under, or from any properties currently or formerly owned or leased by the Company or any of its Subsidiaries or any other location, that would reasonably be expected to result in the imposition on the Company or any of its Subsidiaries of any liability or remediation obligation under any Environmental Law. There are no legal, administrative, arbitral or other Actions, or to the Knowledge of the Company, any private environmental investigations or remediation activities or investigations by Governmental Entities of any nature seeking to impose, or that could reasonably be expected to result in the imposition, on the Company or any of its Subsidiaries of any liability or obligation arising under any Environmental Law pending or threatened against the Company or any of its Subsidiaries, which liability or obligation would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. To the Knowledge of the Company, there is no reasonable basis for any Action that would impose any liability or obligation that would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 3.10 Employee Benefit Plans; Labor Matters.

(a) Section 3.10(a) of the Company Disclosure Letter lists (i) all material Company Benefit Plans and (ii) for each such Company Benefit Plan that constitutes a Company Foreign Plan, an indication of the applicable jurisdiction. For purposes of this Agreement, “Company Benefit Plans” means all employee, individual independent contractor or director compensation and/or benefit plans, programs, policies, agreements or other arrangements, including any “employee welfare plan” within the meaning of Section 3(1) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), any “employee pension benefit plan” within the meaning of Section 3(2) of ERISA (whether or not such plan is subject to ERISA), and any bonus, incentive, deferred compensation, vacation, stock purchase, stock option, restricted stock, restricted stock unit, stock appreciation right, equity-based award, severance, termination, redundancy, employment, consulting, change–of-control, retention, profit sharing, savings, pension, retirement, supplemental retirement, disability, medical, life or similar fringe, welfare or other employee benefit plan, program, policy agreement or other arrangement (other than any “multiemployer plan” within the meaning of Section 4001(a)(3) of ERISA (a “Multiemployer Plan”)), in each case that are sponsored, maintained or contributed to, or required to be contributed to, by the Company or any of its Subsidiaries for the benefit of current or former employees, individual independent contractors or directors of the Company or its Subsidiaries or with respect to which the Company or its Subsidiaries has any actual or contingent liability. For purposes of this Agreement, (A) “Company Foreign Plans” means all Company Benefit Plans (1) that are subject to or governed by the Laws of any jurisdiction other than the United States, including Canadian provincial or federal pension benefits standards legislation or the Income Tax Act (Canada) and/or (2) in which current or former employees, individual independent contractors or directors of the Company or its Subsidiaries located in any jurisdiction other than the United States or any of their respective beneficiaries are entitled to participate or have any entitlements (including rights) thereunder and (B) “Company Foreign Pension Plans” means all Company Foreign Plans that are pension schemes, including any supplemental/supplementary pension/retirement plan.

(b) The Company has made available to Parent, with respect to each material Company Benefit Plan, if applicable (i) each writing constituting a part of such Company Benefit Plan, including all amendments thereto, (ii) the most recent Annual Report (Form 5500 Series) and accompanying schedules, if any, (iii) the most recent determination or opinion letter from the Internal Revenue Service for such Company Benefit Plan, (iv) the most recent summary plan description, together with summaries of the material modifications thereto, (v) all trust agreements, insurance contracts and funding agreements, including all amendments thereto and (vi) all material, non-routine notices, correspondence or other communications relating to any such Company Benefit Plan that was received from any Governmental Entity since January 1, 2020. The Company has made available to Parent, with respect to each Multiemployer Plan that the Company, its Subsidiaries or any ERISA Affiliate of the Company has, within the last six years, maintained, established, sponsored, participated in, or contributed to, or been obligated to contribute to or has any liability in respect of, (A) copies of any rehabilitation plan or funding improvement plan adopted under applicable Law and (B) copies of any letters received from the Multiemployer Plan setting forth the estimated withdrawal liability which would be imposed by the Multiemployer Plan if the Company, its Subsidiaries or any ERISA Affiliate of the Company, as applicable, were to withdraw from the Multiemployer Plan in a complete withdrawal, in each case, to the extent such documentation was provided to the Company.

(c) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect: (i) each Company Benefit Plan has been maintained and administered in compliance with its terms and with applicable Law, including ERISA and the Code to the extent applicable thereto; (ii) each Company Benefit Plan intended to be “qualified” within the meaning of Section 401(a) of the Code has received a favorable determination letter from the Internal Revenue Service or is entitled to rely upon a favorable opinion issued by the Internal Revenue Service, and, to the Knowledge of the Company, there are no existing circumstances or any events that have occurred that would reasonably be expected to adversely affect the qualified status of any such plan; (iii) neither the Company, its Subsidiaries nor any ERISA Affiliate of the Company currently has any liability under Title IV of ERISA that has not been satisfied in full (other than with respect to amounts not yet due), including any unsatisfied obligation for “withdrawal liability” with respect to a Multiemployer Plan, and no condition exists that presents a risk to the Company, its Subsidiaries or any ERISA Affiliate of the Company of subsequently incurring a liability thereunder; (iv) all contributions or other amounts payable by the Company or its Subsidiaries as of the date hereof with respect to each Company Benefit Plan in respect of current or prior plan years have been timely paid or accrued in accordance with the terms of such Company Benefit Plan and GAAP (other than with respect to amounts not yet due); (v) there are no pending, threatened or, to the Knowledge of the Company, anticipated Actions (other than routine claims for benefits in accordance with the terms of the Company Benefit Plans) by, on behalf of or against any of the Company Benefit Plans or any trusts related thereto; (vi) no non-exempt “prohibited transaction” within the meaning of Section 406 of ERISA or Section 4975 of the Code has occurred involving any Company Benefit Plan and, to the Knowledge of the Company, no fiduciary has any liability for breach of fiduciary duty or any other failure to act or comply with the requirements of ERISA, the Code or any other applicable Law in connection with the administration or investment of the assets of any Company Benefit Plan; and (vii) no administrative investigation, audit or other administrative proceeding with respect to any Company Benefit Plan by the PBGC, the Internal Revenue Service or any other Governmental Entity is pending, in progress or, to the Knowledge of the Company, threatened.

(d) Except as set forth in Section 3.10(d) of the Company Disclosure Letter, (i) no Company Benefit Plan provides medical or other welfare benefits with respect to current or former employees or directors of the Company or its Subsidiaries beyond their retirement or other termination of service, other than (A) coverage mandated by applicable Law or (B) benefits not in excess of three (3) months under severance or similar arrangements, and (ii) none of the Company, its Subsidiaries or any ERISA Affiliate of the Company has, within the last six (6) years, maintained, established, sponsored, participated in, or contributed to, or been obligated to contribute to or has any liability in respect of (A) a Multiemployer Plan or (B) a plan subject to Title IV of ERISA or Section 412 of the Code. For purposes of this Agreement, “ERISA Affiliate” means, with respect to any entity, trade or business, any other entity, trade or business that is a member of a group described in Section 414(b), (c), (m) or (o) of the Code or Section 4001(b)(1) of ERISA that includes the first entity, trade or business, or that is a member of the same “controlled group” as the first entity, trade or business pursuant to Section 4001(a)(14) of ERISA.

(e) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, with respect to any Company Benefit Plan that is subject to Title IV of ERISA, (i) there does not exist any failure to meet the “minimum funding standard” of Section 412 of the Code or 302 of ERISA (whether or not waived), (ii) such plan is not in “at-risk” status for purposes of Section 430 of the Code, (iii) no “reportable event” within the meaning of Section 4043(c) of ERISA has occurred, (iv) all premiums to the Pension Benefit Guaranty Corporation (the “PBGC”) have been timely paid in full, (v) the PBGC has not instituted, or, to the Knowledge of the Company, threatened to institute, proceedings to terminate any such plan, (vi) the Company has not filed a notice of intent to terminate the plan or adopted any amendment to treat such plan as terminated, (vii) no event has occurred or circumstance exists that may constitute grounds under Section 4042 of ERISA for the termination of, or the appointment of a trustee to administer, such plan, (viii) the Company is not, and does not expect to be, subject to (A) any requirement to post security pursuant to Section 412(c)(4) of the Code or (B) any lien pursuant to Section 430(k) of the Code, (ix) the Company has not terminated any such plan within the last six years or incurred any outstanding liability under Section 4062 of ERISA to the PBGC or to a trustee appointed under Section 4042 of ERISA, and (x) the Company has not engaged in any transaction described in Sections 4069 or 4212(c) of ERISA.

(f) Except as provided in this Agreement, neither the execution of this Agreement nor the consummation of the transactions contemplated by this Agreement will, either alone or in combination with another event, (i) entitle any current or former employee, individual independent contractor or director of the Company or any of its Subsidiaries to severance payor any other payment from the Company or its Subsidiaries, (ii) result in any payment becoming due, accelerate the time of payment or vesting, or increase the amount of, compensation due to any such current or former employee, individual independent contractor or director, (iii) require any funding (through a grantor trust or otherwise) of any compensation or benefit, (iv) result in any forgiveness of indebtedness of any such current or former employee, individual independent contractor or director, or (v) result in any payment (whether in cash or property or the vesting of property) to any “disqualified individual” (within the meaning of Section 280G of the Code) that would reasonably be expected to, individually or in combination with any other such payment, constitute an “excess parachute payment” (within the meaning of Section 280G(b)(1) of the Code).

(g) The Company is not a party to nor does it have any obligation under any Company Benefit Plan or otherwise to compensate any Person for excise Taxes payable pursuant to Section 4999 of the Code or for additional Taxes payable pursuant to Section 409A of the Code.

(h) Except as would not have, individually or in the aggregate, a Company Material Adverse Effect, all Company Foreign Plans (i) have been maintained in accordance with the applicable Law; (ii) that are intended to qualify for special Tax treatment meet all material requirements for such treatment; and (iii) that are required to be funded and/or book-reserved are funded and/or book-reserved, as appropriate, based upon reasonable actuarial assumptions and in accordance with the applicable Law.

(i) Except as would not have, individually or in the aggregate, a Company Material Adverse Effect, for any Company Foreign Pension Plans that provide defined benefits, there has been no arrangement or arrangements which might be construed as a compromise or a reduction of a statutory debt under section 75 or 75A of the Pensions Act.

(j) Except for such matters that have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect: (i) since January 1, 2020, (A) there have been no strikes or lockouts with respect to any employees of the Company or any of its Subsidiaries; (B) to the Knowledge of the Company, there has been no union organizing effort pending or threatened against the Company or any of its Subsidiaries; (C) there has been no unfair labor practice, labor dispute (other than routine individual grievances) or labor arbitration proceeding pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries; and (D) there has been no slowdown, work stoppage or other material labor dispute in effect or, to the Knowledge of the Company, threatened with respect to employees of the Company or any of its Subsidiaries; (ii) since January 1, 2020, the Company and its Subsidiaries have been in compliance with all applicable Laws in respect of (A) employment and employment practices, (B) terms and conditions of employment and wages and hours and (C) unfair labor practices, including hiring practices, employment practices, terms and conditions of employment, wages, hours or other labor-related matters, including applicable Laws relating to discrimination, equal pay, wages and hours, overtime, business expense reimbursements, labor relations, leaves of absence, paid sick leave laws, work breaks, classification of employees (including exempt and independent contractor status), occupational health and safety, immigration, privacy, fair credit reporting, harassment, retaliation, disability rights and benefits, reasonable accommodation, equal employment, fair employment practices, immigration, wrongful discharge or violation of personal rights including the Worker Adjustment and Retraining Notification Act (and any similar foreign, provincial, state or local statute or regulation) (the “WARN Act”); (iii) since January 1, 2020, the Company and its Subsidiaries have not effectuated a “plant closing” or “mass layoff” within the meaning of the WARN Act; (iv) there are no pending or, to the Knowledge of the Company, threatened Actions against the Company or its Subsidiaries brought by or on behalf of any current or former employee, consultant, officer or director of the Company or its Subsidiaries or any Governmental Entity, alleging violation of any labor or employment Laws, breach of any Collective Bargaining Agreement, breach of any express or implied contract of employment, wrongful termination of employment or any other discriminatory, wrongful or tortious conduct in connection with any employment relationship; and (v) since January 1, 2020, to the Knowledge of the Company, no allegations of sexual or other unlawful harassment or discrimination have been made against any current or former executive officer or director of the Company and during such period, there have been no Actions or settlements involving such matters or Persons.

(k) No material consent or approval under a Collective Bargaining Agreement is required to effectuate the Merger or the execution and delivery of this Agreement by the Company.

(l) The per-share exercise price of each Company Option is no less than the fair market value of a Share as determined on the date of grant of such Company Option.

Section 3.11 Absence of Certain Changes or Events.

(a) From December 31, 2022, to the date of this Agreement, there has not been any event, change, occurrence, effect or development that has had, individually or in the aggregate, a Company Material Adverse Effect.

(b) From December 31, 2022, to the date of this Agreement, except with respect to the transactions contemplated by this Agreement or as required or expressly permitted by this Agreement, the Company and its Subsidiaries have conducted their respective businesses in all material respects in the ordinary course of business and have not taken any action that would have required Parent’s consent under Sections 5.1(b)(v), (vii), (viii), (ix), (x), (xi) and (xvii) (but, in the case of Section 5.1(b)(xvii), solely with respect to the enumerated subsections of Section 5.1(b) previously listed in this sentence) if such action or event occurred after the date of this Agreement.

Section 3.12 Proxy Statement; Other Information. None of the information included or incorporated by reference in the proxy statement to be filed by the Company with the SEC in connection with seeking the Company Stockholder Approval (including the letter to stockholders, notice of meeting and form of proxy, as each may be amended or supplemented, the “Proxy Statement”), at the time the Proxy Statement is filed with the SEC, at the time the Proxy Statement is first mailed to the stockholders of the Company or at the time of the Company Meeting (or any adjournment or postponement thereof), as amended or supplemented at that time, will contain any untrue statement of a material fact or omit to state any material fact required to be stated in the Proxy Statement or necessary in order to make the statements in the Proxy Statement, in the light of the circumstances under which they are made, not misleading. The Proxy Statement will comply as to form in all material respects with the requirements of the Exchange Act and the rules and regulations promulgated by the SEC thereunder. No representation is made by the Company with respect to statements included in the Proxy Statement based on information supplied, or required to be supplied, by or on behalf of Parent, Merger Sub or any of their Affiliates for inclusion or incorporation by reference therein.

Section 3.13 Tax Matters. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect:

(a) (i) All Tax Returns required to be filed by the Company and each of its Subsidiaries have been timely filed (taking into account any extension of time within which to file) and all such filed Tax Returns are true, complete and accurate, and (ii) all Taxes required to be paid by or on behalf of the Company and each of its Subsidiaries have been fully and timely paid (whether or not shown on any Tax Return).

(b) Each of the Company and each of its Subsidiaries has withheld and paid all Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, customer, shareholder or other party.

(c) There are no pending audits, examinations, investigations or other proceedings in respect of Taxes of the Company or any of its Subsidiaries, and no such audit, examination, investigation or other proceeding has been threatened in writing by any Governmental Entity.

(d) No deficiency for Taxes has been assessed against the Company or any of its Subsidiaries by any Tax authority, except for deficiencies that have been satisfied by payment, have been settled or withdrawn, or are adequately reserved for in accordance with GAAP.

(e) There are no outstanding agreements or waivers extending the statutory period of limitation applicable to any claim for, or the period for the collection or assessment of, Taxes due from the Company or any of its Subsidiaries, other than as a result of any ordinary course extension of time.

(f) There are no Liens for Taxes upon any property of the Company or any of its Subsidiaries, except for Permitted Liens.

(g) In the last six (6) years, no written claim has been made by any Governmental Entity in a jurisdiction where any of the Company or any of its Subsidiaries does not file a particular type of Tax Return or pay a particular type of Tax that the Company or such Subsidiary is or may be subject to such type of Tax by, or required to file such type of Tax Return in, such jurisdiction.

(h) None of the Company or any of its Subsidiaries has liability for the Taxes of any other Person (other than the Company and its Subsidiaries) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local, or non-U.S. Tax Law), as a transferee or successor, or pursuant to Contract (except under a commercial Contract entered into in the ordinary course of business that does not relate primarily to Taxes).

(i) None of the Company or any of its Subsidiaries has been a “controlled corporation” or a “distributing corporation” in any distribution occurring during the two (2)-year period ending on the date hereof that was purported or intended to be governed by Section 355 of the Code.

(j) Neither the Company nor any of its Subsidiaries has participated in any “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(b)(2), or any similar provision of state, local, or non-U.S. Tax Law.

(k) Neither the Company nor any of its Subsidiaries has made an election under Section 965(h) of the Code.

Section 3.14 Intellectual Property.

(a) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, either the Company or a Subsidiary of the Company owns, or is licensed or otherwise has the rights to use, pursuant to a valid license agreement, all Intellectual Property Rights used in its business as currently conducted.

(b) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, as of the date hereof: (i) there are no opposition or cancellation proceedings pending or, to the Knowledge of the Company, threatened against the Company or its Subsidiaries, concerning the ownership, validity or enforceability of the Registered Company Intellectual Property (other than ordinary course proceedings related to the application for any item of Owned Intellectual Property), (ii) to the Knowledge of the Company, since January 1, 2020, there has been, and as of the date hereof, there is, no infringement or misappropriation, or other violation by a third party, or written allegation made by the Company or its Subsidiaries thereof, of any Owned Intellectual Property and (iii) the conduct of the business of the Company and its Subsidiaries does not infringe, misappropriate or otherwise violate the Intellectual Property Rights of any other person and neither the Company nor any of its Subsidiaries has received any written notice since January 1, 2020, alleging that the conduct of the business of the Company infringes, misappropriates or otherwise violates the Intellectual Property Rights of any other person.

(c) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect:

(i) the Company is the sole and exclusive owner of the Owned Intellectual Property free and clear of all Liens other than Permitted Liens;

(ii) with respect to each item of material Registered Company Intellectual Property: (A) the Company and its Subsidiaries are current in the payment of all registration, maintenance and renewal fees with respect to Registered Company Intellectual Property, except in each case as any of the Company or any Subsidiary thereof has elected in its reasonable business judgment to abandon or permit to lapse a registration or application; and (B) the Registered Company Intellectual Property is subsisting and, to the Knowledge of the Company, not invalid or unenforceable; and

(iii) the Company has taken commercially reasonable actions (consistent with practices that are customary in the Company’s industry) to protect and maintain material Trade Secrets included in the Owned Intellectual Property and, to the Knowledge of the Company, there has been no material unauthorized access, disclosure or use of any Trade Secrets included in the Owned Intellectual Property.

(d) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, since January 1, 2020: (i) to the Knowledge of the Company, there have been no security breaches in the IT Assets; (ii) there have been no material disruptions in any such IT Assets that adversely affected the operations of the business of the Company and its Subsidiaries, in each case of clauses (i) and (ii) except as has been remediated in all material respects; (iii) the IT Assets operate and perform in all respects as is necessary, and are sufficient, for the businesses of the Company and its Subsidiaries as currently conducted, and to the Knowledge of the Company, do not contain any viruses, worms, Trojan horses, disabling or malicious code or hardware components designed to permit unauthorized access to, or to disable or otherwise harm, any IT Asset; and (iv) except as has been remediated in all material respects, the IT Assets have not malfunctioned or failed in a manner that has adversely affected the operations of the business of the Company and its Subsidiaries.

(e) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect: (i) the Company and each of its Subsidiaries is in compliance with Data Protection Law and with their own respective privacy policies (“Privacy Policies”) relating to the collection, storage, use, disclosure and transfer of any Personal Data, in each case, except where such non-compliance would not result in a material liability, (ii) neither the Company nor any of its Subsidiaries has, since December 1, 2020, received any written notice from any Governmental Entity against the Company or one of its Subsidiaries alleging a violation of any Data Protection Law by the Company or one of its Subsidiaries, and, to the Knowledge of the Company, there are no facts or circumstances that would give rise to any such complaints; (iii) to the Knowledge of the Company, since December 1, 2020, there has been no unauthorized use, access, disclosure, or other security breach of or involving Personal Data collected by or under the control of the Company or its Subsidiaries; and (iv) the Company and its Subsidiaries have reasonably designed security measures in place intended to protect any Personal Data under their possession or control from any use or access that would violate Data Protection Laws, the Privacy Policies or any contractual obligations applicable to the Company or any of its Subsidiaries.

Section 3.15 Real Property. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect: (a) the Company and its Subsidiaries have good, valid and marketable fee simple title to all of the material real property owned by the Company and its Subsidiaries, free and clear of Liens, except Permitted Liens; (b) the Company or its Subsidiaries hold a valid and existing leasehold interest, sub-leasehold interest or license interest (as applicable) under each Lease, free and clear of all Liens (except for Permitted Liens); (c) each lease, license, sublease and occupancy agreement (including all guaranties with respect thereto) (each, a “Lease”) with respect to real property leased, licensed, subleased or otherwise used by the Company or its Subsidiaries as lessee or sublessee (such property, “Leased Real Property,” together with real property owned by the Company and its Subsidiaries, the “Real Property”), is in full force and effect and enforceable in accordance with their respective terms against the Company or its Subsidiaries that are party thereto (subject to the Bankruptcy and Equity Exceptions) and, to the Knowledge of the Company, to the other parties thereto (subject to the Bankruptcy and Equity Exceptions); (d) neither the Company nor any of its Subsidiaries nor, to the Knowledge of the Company, any other party thereto, is in material breach or material default under any of the Leases and no event has occurred or condition exists that with notice or lapse of time, or both, would constitute a material default by the Company or any of its Subsidiaries, nor to the Knowledge of the Company, by any other party thereto, under any of the Leases; (e) to the Knowledge of the Company, there is no pending or written threat of condemnation or similar action affecting any of the Real Property; and (f) the structures or premises within or upon any of the Leased Real Property (i) are in good operating condition and repair, and (ii) do not require any material renovations to continue to operate the business in the ordinary course of business.

Section 3.16 Opinion of Financial Advisors. The Board of Directors has received the opinions of Goldman Sachs & Co. LLC and Deutsche Bank Securities Inc., substantially to the effect that, as of the date of such opinion and subject to the assumptions, limitations, qualifications and other matters stated therein, the Merger Consideration to be received by the holders of Common Stock in the Merger pursuant to this Agreement is fair, from a financial point of view, to such holders (other than Parent and its Affiliates). It is agreed and understood that such opinions are for the benefit of the Board of Directors and may not be relied on by Parent or Merger Sub or their Affiliates. A true, correct and complete copy of the signed written version of each opinion referenced in the first sentence of this Section 3.16 will be made available to Parent for informational purposes only on a non-reliance basis promptly following receipt by the Board of Directors (and, in any event, within two (2)  Business Days of the date of the Agreement).4

Section 3.17 Required Vote of the Company Stockholders. The affirmative vote of the holders of a majority of the votes entitled to be cast by holders of the issued and outstanding Shares is the only vote of holders of securities of the Company that is required to adopt this Agreement (the “Company Stockholder Approval”).

Section 3.18 Material Contracts.

(a) Except for this Agreement, agreements filed as exhibits to the Company SEC Documents or as set forth in Section 3.18 of the Company Disclosure Letter, as of the date of this Agreement, neither the Company nor any of its Subsidiaries is a party to or expressly bound by any Contract (excluding any Company Benefit Plan) that:

(i) is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the Securities Act);

[4]	Note to Draft: Subject to review by Company financial advisors. To conform to final fairness opinions.

(ii) relates to any joint venture, partnership, limited liability company or other similar Contract relating to the formation, creation, operation, management or control of any joint venture or partnership that is material to the business of the Company and its Subsidiaries, taken as a whole;

(iii) (A) is an indenture, credit agreement, loan agreement, note, guaranty, or other Contract providing for or securing indebtedness for borrowed money of the Company or any if its Subsidiaries (other than indebtedness among the Company and/or any of its Subsidiaries) in excess of $20,000,000 or (B) is a Contract under which it has advanced or loaned to any other Person (other than the Company or any of its Subsidiaries) amounts in excess of $20,000,000;

(iv) required the payment or delivery of cash or other consideration by or to the Company or its Subsidiaries in an amount in excess of $50,000,000 in the fiscal year ended December 31, 2022, and cannot be cancelled by the Company or its Subsidiaries without penalty or further payment without more than sixty (60) days’ notice (other than payments for services rendered to the date);

(v) is a settlement, conciliation or similar Contract (A) with any Governmental Entity or (B) which would require the Company or any of its Subsidiaries to pay consideration of more than $10,000,000 after the date of this Agreement or (C) that subjects the Company or any of its Subsidiaries to material future limitations on the operation of the Company or its Subsidiaries;

(vi) relates to the pending acquisition or disposition of any business (whether by merger, sale of stock, sale of assets or otherwise) or any real property having an aggregate purchase price in excess of $20,000,000;

(vii) (A) contains any covenant that materially limits the ability of the Company or any of its Subsidiaries (including, following the Closing, Parent or its Affiliates) to engage in any line of business, or to compete with any Person or operate at any geographic location or (B) contains any take-or-pay requirements where the Company or its Subsidiaries are purchaser or “exclusivity” or any similar requirements in favor of any third party or grants any rights of first refusal, rights of first negotiation, or “most favored nation” rights to any third party that, in each case, is material to the business of the Company and its Subsidiaries, taken as a whole;

(viii) relating to the disposition or acquisition by the Company or its Subsidiaries of any business, product line or other material assets with continuing material indemnification obligations of the Company or its Subsidiaries, or any material remaining “earn out” or other contingent payment or consideration obligations of the Company or its Subsidiaries that has not been substantially satisfied prior to the date of this Agreement;

(ix) relating to any interest rate, foreign exchange, derivatives or hedging transaction with a notional amount equal to or greater than $20,000,000;

(x) is any Collective Bargaining Agreement;

(xi) any Government Contract that is material to the conduct of the business of the Company and its Subsidiaries, taken as a whole; or

(xii) the termination of which reasonably would be expected to have or result in a Company Material Adverse Effect.

Each Contract of the type described in this Section 3.18(a) is referred to herein as a “Company Material Contract.”

(b) Neither the Company nor any Subsidiary of the Company is in breach of or in default under the terms of any Company Material Contract, and no event or condition exists that after notice or lapse of time or both would constitute a breach of or default by the Company or any Subsidiary of the Company, or to the

Knowledge of the Company, any other party thereto, under the terms of any Company Material Contract, in each case, where such breach or default would have, individually or in the aggregate, a Company Material Adverse Effect. To the Knowledge of the Company, no other party to any Company Material Contract is in breach of or default under the terms of any Company Material Contract where such breach or default would have, individually or in the aggregate, a Company Material Adverse Effect. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, each Company Material Contract is a valid and binding obligation of the Company or the Subsidiary of the Company that is party thereto and, to the Knowledge of the Company, of each other party thereto, and is in full force and effect, except that (i) such enforcement may be subject to applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws, now or hereafter in effect, relating to creditors’ rights generally and (ii) equitable remedies of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought (the “Bankruptcy and Equity Exceptions”). The Company has made available to Parent a true and complete copy of each written Company Material Contract (including copies of any amendments that may have been entered into prior to the date hereof).

Section 3.19 Insurance Policies. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (a) all insurance policies maintained by the Company and its Subsidiaries are in full force and effect and all premiums due and payable thereon have been paid in accordance with the terms of such policies, (b) neither the Company nor any of its Subsidiaries is in breach or default of any of its insurance policies, and neither the Company nor any of its Subsidiaries has taken any action or failed to take any action which, with notice or the lapse of time, would constitute such a breach or default or permit termination or material and adverse modification of any of such policies, and (c) other than in connection with ordinary course renewals, the Company has not received any written notice of termination, cancellation, non-renewal or material premium increase with respect to any such policy, nor, to the Knowledge of the Company, is a termination or cancellation threatened, and there is no claim pending under such insurance policies as to which coverage has been denied or disputed by the underwriters of such policies other than denials and disputes in the ordinary course of business or under a customary reservation of rights notice.

Section 3.20 Affiliate Party Transactions. Since December 1, 2020, through the date hereof, there have been not been any transactions, Contracts, agreements, arrangements or understandings between the Company or any of its Subsidiaries, on the one hand, and any present or former director or executive officer of the Company or any of its Subsidiaries or Affiliates or any holder of five percent (5%) or more of the Shares or any “immediate family member” (within the meaning of Item 404 of Regulation S-K promulgated by the SEC) of any of the foregoing, on the other hand, that would be required to be disclosed under Item 404 under Regulation S-K under the Securities Act and that have not been so disclosed in the Company SEC Documents, other than ordinary course of business employment agreements and similar employee arrangements made in the ordinary course of business or as otherwise set forth on the Company Disclosure Letter.

Section 3.21 Finders or Brokers. Except for Goldman Sachs & Co. LLC and Deutsche Bank Securities Inc. (collectively, the “Financial Advisors”), no investment banker, broker, finder or similar Person is entitled to any fee or any commission in connection with the negotiation, execution or delivery of this Agreement or the consummation of the transactions contemplated hereby (including the Merger) based upon arrangements made by or on behalf of the Company or any of its Subsidiaries. The Company has made available to Parent a true, correct and complete copy of all Contracts pursuant to which the Financial Advisors are entitled to any fee, commission or expenses in connection with the transactions contemplated by this Agreement. All fees and expenses incurred by the Company or any of its Subsidiaries in connection with the transactions contemplated by this Agreement regarding the Financial Advisors shall not exceed the amount set forth in or expressly contemplated by the terms of such Contracts.

Section 3.22 Takeover Laws. Assuming the representations and warranties of Parent and Merger Sub set forth in Section 4.11 are true and correct, no “fair price,” “moratorium,” “control share acquisition,” “business combination” or other form of anti-takeover statute or regulation or any anti-takeover provision in the certificate of incorporation or bylaws of the Company is, and the Company has no rights plan, “poison pill” or similar agreement that is, or at the Effective Time will be, applicable to this Agreement, the Merger or the other transactions contemplated hereby.

Section 3.23 Unclaimed Property. Each of the Company and its Subsidiaries has timely and properly filed all returns and other documents required by, and neither the Company nor any of its Subsidiaries has any material amounts due and unpaid under, any applicable Law governing escheat or unclaimed property.

Section 3.24 Exclusivity of Representations. Except for the representations and warranties expressly set forth in this Article 3 (which includes exceptions set forth therein and in the Company Disclosure Letter), neither the Company nor any of its Affiliates or Representatives or any other Person makes any other express or implied representation or warranty on behalf of the Company or any of its Affiliates, and for the avoidance of doubt, except as set forth in this Article 3 neither the Company nor any of its Affiliates makes any express or implied representation or warranty with respect to the Confidential Information (as defined in the Confidentiality Agreement). The Company agrees and acknowledges that, except for the representations and warranties contained in Article 4 (which includes exceptions set forth therein and in the Parent Disclosure Letter) and the representations and warranties contained in the Limited Guaranty and Equity Commitment Letter, none of Parent or Merger Sub or any other Person makes any other express or implied representation or warranty on behalf of Parent, Merger Sub or any of their respective Affiliates. The Company agrees and acknowledges that in making the decision to enter into this Agreement and consummate the transactions contemplated by this Agreement, the Company has relied exclusively on the express representations and warranties contained in Article 4 and the representations and warranties contained in the Limited Guaranty and Equity Commitment Letter, and has not relied on any other representation or warranty, express or implied. The Company agrees and acknowledges that none of Parent or Merger Sub or any Person has made, and the Company has not has relied on, any representation or warranty, express or implied, as to the accuracy or completeness of any information regarding Parent or Merger Sub furnished or made available to the Company and its Representatives, except as expressly set forth in Article 4 (which includes the Parent Disclosure Letter) and the representations and warranties contained in the Limited Guaranty and Equity Commitment Letter.

ARTICLE 4

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Except as set forth in the disclosure letter dated the date of this Agreement and delivered by Parent to the Company (the “Parent Disclosure Letter”) (it being agreed that disclosure of any item in any section or subsection of the Parent Disclosure Letter shall be deemed disclosed with respect to any other section or subsection of the Parent Disclosure Letter to the extent that the relevance thereof is reasonably apparent on the face of such disclosure), Parent and Merger Sub jointly and severally represent and warrant to the Company as follows:

Section 4.1 Qualification, Organization, Subsidiaries. Each of Parent and Merger Sub is a legal entity duly organized, validly existing and in good standing under the Laws of its respective jurisdiction of organization and has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted and is qualified to do business and is in good standing as a foreign corporation in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except, in each case, as would not, individually or in the aggregate, prevent, materially impede or materially delay, or would reasonably be expected to prevent, materially impede or materially delay, the Closing or prevent, materially delay or materially impair, or would reasonably be expected to prevent, materially delay or materially impair, the ability of Parent or Merger Sub (a) to timely consummate the Merger and the other transactions contemplated by this Agreement or (b) perform its obligations under this Agreement (a “Parent Material Adverse Effect”). Parent has made available to the Company prior to the date of this Agreement a true and complete copy of the certificates of incorporation and bylaws or other equivalent organizational documents of Parent and Merger Sub, each as amended through the date hereof.

Section 4.2 Corporate Authority Relative to This Agreement; No Violation.

(a) Each of Parent and Merger Sub has all requisite corporate power and authority to enter into this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution, delivery and performance of this Agreement and the consummation of the Merger and the other transactions contemplated hereby, have been duly and validly authorized by the general partner of Parent and the board of directors of Merger Sub and by the applicable wholly owned Subsidiary of Parent, as the sole stockholder of Merger Sub, and, except for the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, no other corporate proceedings on the part of Parent, Merger Sub or their respective Subsidiaries are necessary to authorize the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by Parent and Merger Sub and, assuming this Agreement constitutes the valid and binding agreement of the Company, constitutes the valid and binding agreement of Parent and Merger Sub, enforceable against each of Parent and Merger Sub in accordance with its terms (subject to Bankruptcy and Equity Exceptions).

(b) The execution, delivery and performance by Parent and Merger Sub of this Agreement and the consummation of the Merger and the other transactions contemplated hereby, by Parent and Merger Sub do not and will not require Parent, Merger Sub or their Subsidiaries to procure, make or provide prior to the Closing Date any consent, approval, authorization or permit of, action by, filing with or notification to any Governmental Entity or other third party, other than (i) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, (ii) as required and in compliance with the HSR Act and any other Antitrust Law, (iii) compliance with the applicable requirements of the Securities Act and the Exchange Act, (iv) compliance with any applicable foreign or state securities or blue sky laws and (v) the other consents and/or notices set forth on Section 4.2(b) of the Parent Disclosure Letter (clauses (i) through (v), collectively, the “Parent Approvals”), and other than any consent, approval, authorization, permit, action, filing or notification the failure of which to make or obtain has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(c) Assuming the receipt of the Parent Approvals, the execution, delivery and performance by Parent and Merger Sub of this Agreement and the consummation by Parent and Merger Sub of the Merger and the other transactions contemplated hereby, do not and will not (i) contravene or conflict with the organizational or governing documents of Parent or any of its Subsidiaries, (ii) contravene or conflict with or constitute a violation of any provision of any Law binding upon or applicable to Parent or any of its Subsidiaries or any of their respective properties or assets or (iii) result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any material obligation or to the loss of a material benefit under any Contract, instrument, permit, concession, franchise, right or license binding upon Parent or any of its Subsidiaries or result in the creation of any Lien (other than Permitted Liens) upon any of the properties or assets of Parent or any of its Subsidiaries, other than, in the case of clauses (ii) and (iii), any such contravention, conflict, violation, default, termination, cancellation, acceleration, right, loss or Lien that has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(d) Each of Parent and Merger Sub has all corporate powers and all Permits required to carry on its business as currently conducted, except for those Permits the absence of which has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 4.3 Investigations; Litigation. There are no and, for the past one (1) year there have not been any: (a) investigations or reviews pending (or, to the Knowledge of Parent, threatened) by any Governmental Entity with respect to Parent or any of its Subsidiaries that have had or would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, or (b) Actions pending (or, to the Knowledge of Parent, threatened) against or affecting Parent or any of Parent’s Subsidiaries, or any of their respective properties or assets at law or in equity before, and there are no orders, judgments or decrees of, or before, any

Governmental Entity against or affecting Parent or any of Parent’s Subsidiaries, in each case that have had or would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect; provided that, to the extent any such representations or warranties in the foregoing clauses (a) and (b) pertain to investigations, reviews, Actions, orders, judgments or decrees that relate to the execution, delivery, performance or consummation of this Agreement or any of the transactions contemplated by this Agreement, such representations and warranties are made only as of the date hereof.

Section 4.4 Proxy Statement; Other Information. None of the information supplied by or on behalf of Parent, Merger Sub or any of their Affiliates for inclusion or incorporation by reference in the Proxy Statement will, at the time it is filed with the SEC, at the time it is first mailed to the stockholders of the Company or at the time of the Company Meeting (or any adjournment or postponement thereof), as amended or supplemented at that time, will contain any untrue statement of a material fact or omit to state any material fact required to be stated in the Proxy Statement or necessary in order to make the statements in the Proxy Statement, in the light of the circumstances under which they are made, not misleading. The representations and warranties contained in this Section 4.4 shall not apply to, and no representation is made by Parent or Merger Sub with respect to, statements or omissions included or incorporated by reference in the Proxy Statement based upon information supplied, or required to be supplied, by or on behalf of the Company or any of its Representatives for inclusion, use or incorporation by reference therein.

Section 4.5 Financing.

(a) Parent is a party to and has accepted fully executed commitment letters dated as of the date hereof (together with all exhibits and schedules thereto, the “Debt Commitment Letters”) from the Debt Financing Entities pursuant to which such Debt Financing Entities have committed, subject to the terms and conditions thereof, to provide debt financing in the amounts set forth therein. The debt financing committed pursuant to the Debt Commitment Letters is collectively referred to in this Agreement as the “Debt Financing.”

(b) Parent is a party to and has accepted a fully executed equity commitment letter, dated as of the date of this Agreement, by and among Apollo Investment Fund X, L.P., Apollo Overseas Partners (Delaware) X, L.P., Apollo Overseas Partners (Delaware 892) X, L.P., Apollo Overseas Partners X, L.P, Apollo Overseas Partners (Lux) X, SCSp and Platinum Falcon B 2018 RSC Limited (collectively, the “Equity Investors”) and Parent (the “Equity Commitment Letter” and, together with the Debt Commitment Letters, the “Commitment Letters”), pursuant to which, on the terms and subject to the conditions set forth therein, the Equity Investors have agreed to invest in Parent the amount set forth therein. The equity financing committed pursuant to the Equity Commitment Letter is referred to in this Agreement as the “Equity Financing.” The Equity Financing and the Debt Financing are collectively referred to as the “Financing.” The Equity Commitment Letter provides that the Company is an express third-party beneficiary of, and entitled to enforce, the Equity Commitment Letter.

(c) Parent has delivered to the Company a true, complete and correct copy of the executed Commitment Letters and any executed fee letters, engagement letters and fee credit letters related thereto, subject, in the case of such fee letters, engagement letters and fee credit letters, to redaction solely of fee amounts, “market flex” provisions, terms of “securities demand” provisions, pricing terms and pricing caps and other terms that are customarily redacted (including any dates related thereto) (none of which could adversely affect the conditionality, enforceability, availability or termination of the Debt Financing or reduce the aggregate principal amount of the Debt Financing below the amount required to pay the Merger Amounts (after taking into account any available Equity Financing)).

(d) Except as expressly set forth in the Commitment Letters, there are no conditions precedent to the obligations of the Debt Financing Entities and the Equity Investors to provide the Financing or any contingencies that would permit the Debt Financing Entities or the Equity Investors to reduce the aggregate principal amount of the Financing below the amount required to pay the Merger Amounts, including any condition or other contingency relating to the amount or availability of the Financing pursuant to any “flex” provision. As of the date of this Agreement and assuming the conditions set forth in Section 6.1 and Section 6.3 have been satisfied

(other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions at such time) or waived by the Closing, Parent does not have any reason to believe that it will be unable to satisfy on a timely basis all terms and conditions required to be satisfied by it in any of the Commitment Letters on or prior to the Closing Date, nor does Parent have Knowledge that any Debt Financing Entity or Equity Investor will not perform its obligations thereunder. As of the date of this Agreement, there are no side letters, agreements or other Contracts of any kind to which Parent is a party relating to the Commitment Letters or the Financing that could (i) adversely affect the conditionality or enforceability of, or termination rights under, the Commitment Letters or the availability of the Financing or (ii) reduce the aggregate amount of the Financing below the amount required to pay the Merger Amount, other than as expressly contained in the Commitment Letters and delivered to the Company prior to the execution and delivery of this Agreement.

(e) Assuming that the conditions set forth in Section 6.1 and Section 6.3 (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions) have been satisfied or waived, the aggregate proceeds contemplated by the Commitment Letters (including after giving effect to any “flex” provision in or related to the Debt Commitment Letters (including with respect to fees and original issue discount)) shall provide Parent with cash proceeds on the Closing Date sufficient for the satisfaction of all of Parent’s and Merger Sub’s obligations under this Agreement and under the Commitment Letters, including payment of (i) the Merger Consideration, (ii) any fees and expenses of or payable by Parent or Merger Sub or the Surviving Corporation on the Closing Date and (iii) all amounts in respect of the repayment, redemption and refinancing of all outstanding indebtedness of Parent, the Company and their respective Subsidiaries required in connection with or pursuant to the transactions described in this Agreement or the Commitment Letters (such amounts, collectively, the “Merger Amounts”).

(f) As of the date hereof, the Commitment Letters are in full force and effect and constitute the legal, valid, binding and enforceable obligations of Parent and, to the Knowledge of Parent, all the other parties thereto. As of the date hereof, neither Parent nor Merger Sub is in breach of any terms or conditions set forth in the Commitment Letters and, to the Knowledge of Parent, no event has occurred which (with or without notice, lapse of time or both) constitutes, or could constitute, a default, breach or failure to satisfy a condition by Parent under the terms and conditions of the Commitment Letters. Parent has paid in full any and all commitment fees or other fees required to be paid on or prior to the date hereof pursuant to the terms of the Commitment Letters on or before the date of this Agreement. As of the date hereof, the Commitment Letters have not been modified, amended or altered and none of the respective commitments under any of the Commitment Letters have been terminated, reduced, withdrawn or rescinded in any respect, and, to the Knowledge of Parent, no termination, reduction, withdrawal, modification, amendment, alteration or rescission thereof is contemplated (other than to add lenders, lead arrangers, bookrunners, syndication agents or other entities who had not executed the Debt Commitment Letters as of the date of this Agreement, but solely to the extent that such addition would not effect a Prohibited Modification).

(g) In no event shall the receipt or availability of any funds or financing (including the Financing) by Parent, Merger Sub or any of their respective Affiliates or any other financing be a condition to any of Parent’s or Merger Sub’s obligations under this Agreement.

Section 4.6 Limited Guaranty. Concurrently with the execution of this Agreement, the Equity Investors have delivered to the Company a true, complete and correct copy of the executed Limited Guaranty. The Limited Guaranty is in full force and effect and constitutes the legal, valid, binding and enforceable obligation of the Equity Investors in favor of the Company, enforceable by the Company in accordance with its terms, subject to the Bankruptcy and Equity Exceptions. The Equity Investors are not in default or breach under the terms and conditions of the Limited Guaranty and no event has occurred that, with or without notice, lapse of time or both, would or would reasonably be expected to constitute a default or breach or a failure to satisfy a condition under the terms and conditions of the Limited Guaranty. The Equity Investors have access to sufficient capital to satisfy the full amount of the guaranteed obligations under the Limited Guaranty.

Section 4.7 Capitalization of Merger Sub. The authorized capital stock of Merger Sub consists of 1,000 shares of common stock, par value $0.01 per share, 100 of which are validly issued and outstanding. All of the issued and outstanding capital stock of Merger Sub is, and at the Effective Time will be, wholly owned directly or indirectly by Parent. Merger Sub does not have outstanding any option, warrant, right or any other agreement pursuant to which any Person other than Parent or a wholly-owned Subsidiary of Parent may acquire any equity security of Merger Sub. Merger Sub has not conducted any business prior to the date hereof and has, and prior to the Effective Time will have, no assets, liabilities or obligations of any nature other than those incident to its formation and pursuant to this Agreement and the Merger and the other transactions expressly contemplated by this Agreement.

Section 4.8 No Vote of Parent Stockholders. No vote of the stockholders of Parent or the holders of any other securities of Parent or any of its Affiliates (equity or otherwise) is required by any applicable Law, the certificate of incorporation or bylaws or other equivalent organizational documents of Parent or the applicable rules of any exchange on which securities of Parent are traded, in order for Parent to consummate the Merger or the other transactions contemplated hereby.

Section 4.9 Finders or Brokers. Except as set forth on Section 4.9 of the Parent Disclosure Letter, neither Parent nor any of its Subsidiaries (including Merger Sub) has employed any investment banker, broker or finder in connection with the transactions contemplated by this Agreement who might be entitled to any fee or any commission in connection with or upon consummation of the Merger.

Section 4.10 Certain Arrangements. As of the date of this Agreement, other than this Agreement, there are no Contracts, undertakings, commitments, agreements, obligations or understandings, whether written or oral, (a) between Parent or Merger Sub or any of their Affiliates, on the one hand, and any beneficial owner of more than five percent (5%) of the outstanding Shares or director, officer or employee of the Company or any of its Subsidiaries, on the other hand, relating in any way to the transactions contemplated by this Agreement or to the operations of the Surviving Corporation after the Effective Time, (b) pursuant to which any stockholder of the Company would be entitled to receive consideration for such holder’s Shares of a different amount or nature than the Merger Consideration or (c) pursuant to which any stockholder of the Company agrees to vote to adopt this Agreement or agrees to vote against any Alternative Proposal or Superior Proposal.

Section 4.11 Ownership of Common Stock. None of Parent, Merger Sub or any of their respective Subsidiaries or Affiliates beneficially owns, directly or indirectly (including pursuant to a derivatives contract), any Shares or other securities convertible into, exchangeable for or exercisable for Shares or any securities of any Subsidiary of the Company, and none of Parent, Merger Sub or any of their respective Subsidiaries or Affiliates has any rights to acquire, directly or indirectly, any Shares, except pursuant to this Agreement. None of Parent, Merger Sub or any of their “affiliates” or “associates” is, or at any time during the last three (3) years has been, an “interested stockholder” of the Company (as each such term is defined in Section 203 of the DGCL).

Section 4.12 Solvency. Parent is not entering into this Agreement with the actual intent to hinder, delay or defraud either present or future creditors of itself or any of its Affiliates. Assuming that the conditions set forth in Section 6.1 and Section 6.3 have been satisfied or waived, immediately after giving effect to the consummation of the Merger and all of the transactions contemplated by this Agreement (including the Financing and any other financings entered into in connection therewith), the Surviving Corporation will be Solvent.

Section 4.13 Investments. None of Parent, Merger Sub, the Equity Investors or any of their respective Affiliates, (i) has any controlling interest(s) or five percent (5%) or greater equity interest(s) (provided that nonvoting securities in a corporation do not constitute equity interests) in a Person that owns, controls or operates a business engaged in any of the lines of business in which the Company is engaged or (ii) has entered into any agreements to acquire any controlling interest(s) or five percent (5%) or greater equity interest(s) (provided that nonvoting securities in a corporation do not constitute equity interests) in a Person that owns, controls or operates a business engaged in any of the lines of business in which the Company and its Subsidiaries are engaged. There is no fact relating to Parent’s, Merger Sub’s or any of the Equity Investors’, or any of their respective Affiliates’, businesses, operations, financial condition or legal status that would or would reasonably be expected to: (a) prevent or prohibit the obtaining of, impose any material delay in the obtaining of or increase the risk of not obtaining the necessary approvals under applicable Antitrust Laws or (b) constitute a Parent Material Adverse Effect.

Section 4.14 National Security Matters. Except for the Persons set forth on Section 4.14 of the Parent Disclosure Letter, no Person who qualifies as a “foreign person” (as defined in 31 C.F.R. § 800.224) is an Equity Investor or an Affiliate of an Equity Investor, or of Parent or Merger Sub, or has entered into any agreement or arrangement to obtain any: (a) control rights (as defined in 31 C.F.R. § 800.208); (b) access to material nonpublic technical information (as defined in 31 C.F.R. § 800.232); (c) the right to appoint any member or observer to the board or equivalent governing body; or (d) the right to have involvement with substantive decision making, as those terms are defined in 31 C.F.R. § 800.229 and 31 C.F.R. § 800.245, respectively, in each case, with respect to Parent or any of its Subsidiaries or Affiliates including, from and after the Closing, the Surviving Corporation and its Subsidiaries. Except for the Persons set forth on Section 4.14 of the Parent Disclosure Letter, no Person who qualifies as a “foreign person” (as defined in 31 C.F.R. § 800.224) owns or shall prior to, at or immediately after, the Closing own, directly or indirectly, ten percent (10%) or more of the issued and outstanding equity securities of Parent, Merger Sub or any of their respective Subsidiaries (treating for purposes of the foregoing all securities that are convertible into equity securities of Parent, Merger Sub or their respective Subsidiaries as fully converted). None of Parent, Merger Sub or any of the Equity Investors, or any of their respective Affiliates, (i) have ever been party to a notice to CFIUS or any member agency thereof acting in such capacity that involved entering into any form of mitigation agreement or other post-closing commitment or a transaction that was blocked or otherwise barred from proceeding or (ii) have ever been party to a notice to CFIUS or any member agency thereof acting in such capacity that was withdrawn prior to it completing its review and/or investigation.

Section 4.15 No Additional Representations.

(a) Each of Parent and Merger Sub acknowledges and agrees that it and its Representatives have received access to such books and records, facilities, equipment, contracts and other assets of the Company that it and its Representatives have desired or requested to review and that it and its Representatives have had full opportunity to meet with the management of the Company and to discuss the business and assets of the Company.

(b) Parent and Merger Sub each agree and acknowledge that, except for the representations and warranties contained in Article 3 (which includes exceptions set forth therein and in the Company Disclosure Letter), neither the Company nor any other Person makes any other express or implied representation or warranty on behalf of the Company or any of its Affiliates. Parent and Merger Sub agree and acknowledge that in making the decision to enter into this Agreement and consummate the transactions contemplated by this Agreement, Parent and Merger Sub have relied exclusively on the express representations and warranties contained in Article 3 and have not relied on any other representation or warranty, express or implied. Parent and Merger Sub agree and acknowledge that neither the Company nor any Person has made, and neither Parent nor Merger Sub has relied on, any representation or warranty, express or implied, as to the accuracy or completeness of any information regarding the Company or its Subsidiaries furnished or made available to Parent and its Representatives, except as expressly set forth in Article 3 (which includes the Company Disclosure Letter and the Company SEC Documents, as applicable), and neither the Company or its Subsidiaries, its or their directors, officers, employees, agents or other Representatives, nor any other Person, shall be subject to any liability to Parent or any other Person resulting from the Company’s making available to Parent or Parent’s use of such information, or any information, documents or material made available to Parent in the due diligence materials provided to Parent, including in the data room, other management presentations (formal or informal) or in any other form in connection with the transactions contemplated by this Agreement. Without limiting the foregoing, Parent or Merger Sub acknowledge that the Company makes no representation or warranty to Parent or Merger Sub with respect to any business or financial projection, guidance or forecast relating to the Company or any of its Subsidiaries, whether or not included in the data room or any management presentation.

(c) Except for the representations and warranties expressly set forth in this Article 4 (which includes exceptions set forth therein and in the Parent Disclosure Letter), the Equity Commitment Letters or the Limited Guaranty, neither Parent nor Merger Sub nor any other Person makes any other express or implied representation or warranty on behalf of Parent or Merger Sub or any of their respective Affiliates.

ARTICLE 5

COVENANTS AND AGREEMENTS

Section 5.1 Conduct of Business by the Company and Parent.

(a) From and after the date hereof and prior to the earlier of the Effective Time and the date, if any, on which this Agreement is earlier and validly terminated pursuant to Section 7.1 (the “Termination Date”), and except (i) as may be required by applicable Law, (ii) as may be agreed in writing by Parent (which consent shall not be unreasonably withheld, delayed or conditioned), (iii) as may be expressly contemplated, required or permitted by this Agreement, (iv) as set forth in Section 5.1(a) of the Company Disclosure Letter or (v) in connection with any action taken, or omitted to be taken, pursuant to any COVID-19 Measures, Sanction Measures or Cybersecurity Measures, the Company shall, and shall cause its Subsidiaries to, use reasonable best efforts conduct its business in the ordinary course and use commercially reasonable efforts to preserve its business organization intact and maintain existing relations with key customers, suppliers, lenders, partners, officers, employees, Governmental Entities and other third parties with whom the Company and its Subsidiaries have significant business relationships or regulatory relationships; provided, however, that no action by the Company or its Subsidiaries with respect to matters specifically addressed by any provision of Section 5.1(b) shall be deemed a breach of this sentence unless such action would constitute a breach of such other provision.

(b) From and after the date hereof and prior to the earlier of the Effective Time and the Termination Date, and except (v) as may be required by applicable Law, (w) as may be agreed in writing by Parent (which consent shall not be unreasonably withheld, delayed or conditioned), (x) as may be expressly contemplated, required or permitted by this Agreement , (y) as set forth in Section 5.1(b) of the Company Disclosure Letter or (z) in connection with any action taken, or omitted to be taken, pursuant to any COVID-19 Measures, Sanction Measures or Cybersecurity Measures, the Company:

(i) shall not, and shall not permit any of its Subsidiaries that is not wholly owned to, authorize, declare or pay any dividends on or make any distribution with respect to its outstanding shares of capital stock (whether in cash, assets, stock or other securities of the Company or its Subsidiaries), except for dividends and distributions paid by wholly owned Subsidiaries of the Company to the Company or to any of its wholly owned Subsidiaries;

(ii) shall not, and shall not permit any of its Subsidiaries to, split, combine, subdivide or reclassify any of its capital stock or issue or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock or any of its other securities, except for any such transaction by a wholly owned Subsidiary of the Company that remains a wholly owned Subsidiary after consummation of such transaction;

(iii) except as required by Company Benefit Plans in accordance with their terms as in existence on the date hereof, shall not, and shall not permit any of its Subsidiaries to (A) pay any bonus, cash incentive payment or profit-sharing or similar payment to, or increase the compensation or other benefits payable or provided to any current or former director, individual independent contractor or employee of the Company or any of its Subsidiaries, (B) grant or pay (or otherwise increase) any change of control, severance, retention or similar compensation or benefits to any current or former director, individual independent contractor or employee of the Company or any of its Subsidiaries (except for severance agreements entered into with employees in the ordinary course of business in connection with terminations of employment providing for severance on the same terms as provided under the Company’s or its Subsidiaries’ applicable severance plans or policies or within Contracts of employment in effect as of the date hereof), (C) adopt any new employee benefit plan or employee benefit arrangement or amend, modify or terminate any existing Company Benefit Plan, other than (I) de minimis administrative amendments or (II) in connection with the annual renewal of a health and welfare benefit plan, in each case, that does not result in a material greater cost to the Company, (D) take any action to accelerate the vesting or payment, or funding of any payment or benefit under, any Company Benefit Plan, (E) make any equity or equity-based grants to any current or former director, individual independent contractor or employee of the Company or any of its Subsidiaries or any other Person, (F) hire any employee or individual independent contractor at or above the level of Vice President, (G) terminate any employee at or above the level of Vice President, other than for “cause” or due to death or disability, (H) enter into or amend any Collective Bargaining Agreement or otherwise recognize or certify an Union as the bargaining representative for any employees of the Company or any of its Subsidiaries, other than renewals of Collective Bargaining Agreements in the ordinary course of business on terms substantially similar to the existing Collective Bargaining Agreements including any increases in compensation or benefits consistent with then-current market rates or (I) implement any “plant closing,” “mass layoff,” or similar action under the WARN Act;

(iv) shall not, and shall not permit any of its Subsidiaries to, enter into or make any loans or advances to any of its directors, officers, employees, agents or consultants, or loans or capital contributions to any other Person (other than the Company or any of its wholly owned Subsidiaries) or make any change in its existing borrowing or lending arrangements for or on behalf of any of such Persons, except (A) as required by the terms of any Company Benefit Plan or Company Foreign Plan, (B) with respect to extensions of credit in the ordinary course of business consistent with past practice and expense advancements in the ordinary course of business to directors, officers, employees agents and consultants of the Company, or (C) as required pursuant to any indemnification agreements with such Persons (including as set forth in the organizational documents of the Company and its Subsidiaries);

(v) shall not, and shall not permit any of its Subsidiaries to, materially change financial accounting policies or procedures or other material items for financial accounting purposes, except as required by GAAP (or any interpretation or enforcement thereof), Regulation S-X of the Exchange Act or applicable Law;

(vi) shall not, and shall not permit any of its Subsidiaries to, amend or modify its or their certificates of incorporation, bylaws, limited liability company agreements (or other equivalent organizational documents);

(vii) except for transactions among the Company and its wholly owned Subsidiaries or among the Company’s wholly owned Subsidiaries, shall not, and shall not permit any of its Subsidiaries to, issue, sell, pledge, distribute, hypothecate, set aside, dispose of or encumber, or authorize the issuance, sale, pledge, distribution, hypothecation, set aside, disposition or encumbrance of, any shares of its capital stock (including the Shares) or other ownership interests in the Company or any Subsidiaries of the Company or any securities convertible into, exercisable for or exchangeable for any such shares or ownership interests or take any action to cause to be vested any otherwise unvested Company Equity Award (except as otherwise provided by the terms of this Agreement or the express terms of any such Company Equity Award), other than (A) issuances of Shares in respect of any exercise of or settlement of Company Equity Awards outstanding on the date hereof or as may be granted after the date hereof as permitted under this Section 5.1(b), (B) the issuance of Shares under the ESPP in accordance with the terms of the ESPP as in effect as of the date hereof and Section 2.3(c) and (C) the granting of Permitted Liens of the type described in clause (i) thereof or Liens securing obligations permitted to be incurred under clause (ix) below;

(viii) except for transactions among the Company and its wholly owned Subsidiaries or among the Company’s wholly owned Subsidiaries, shall not, and shall not permit any of its Significant Subsidiaries to, directly or indirectly, purchase, redeem or otherwise acquire any shares of its capital stock or any rights, warrants or options or other securities or convertible obligations to acquire any such shares or capital stock, other than (A) the acquisition of Shares from a holder of a Company Equity Award in satisfaction of Tax withholding obligations, the payment of the exercise price or in connection with the forfeiture of such awards and (B) repurchases pursuant to the Company’s stock repurchase plans in existence as of the date of this Agreement in an amount not to exceed $300 million per fiscal year (provided, that the Company shall not amend such stock repurchase plans without Parent’s prior written consent);

(ix) shall not, and shall not permit any of its Subsidiaries to, incur, assume, guarantee or otherwise become liable for (whether directly, contingently or otherwise) any indebtedness for borrowed money or issue or sell any debt securities or any rights to acquire any debt securities, except for (A) any indebtedness among the Company and its wholly owned Subsidiaries or among the Company’s wholly owned Subsidiaries, (B) any indebtedness incurred to replace, renew, extend, refinance or refund any existing indebtedness of the Company or its Subsidiaries (including indebtedness incurred to repay or refinance related fees, expenses, premiums and accrued interest) outstanding as of the date of this Agreement, in the ordinary course of business, to the extent reasonably necessary to do so in the good faith determination of the Company, and up to an amount equal to the aggregate principal amount of (and unutilized commitments under) the indebtedness being replaced, renewed, extended, refinanced or refunded, plus fees, underwriting discounts, premiums, accrued and unpaid interest and other reasonable and customary costs and expenses incurred or payable in connection with such refinancing, replacement, renewal, extension or refunding, (C) guarantees or credit support provided by the Company or any of its wholly owned Subsidiaries for indebtedness of the Company or any of its wholly owned Subsidiaries, to the extent such indebtedness is (I) in existence on the date of this Agreement or (II) incurred in compliance with this Section 5.1(b)(ix), and (D) indebtedness incurred under the Company credit facilities in effect prior to the execution of this Agreement (as in effect on the date of this Agreement or as may be amended in a manner not prohibited by Section 5.1(b)(xiii)) (in an amount not to exceed the aggregate amount outstanding or available under commitments existing on the date of this Agreement), or any replacements, renewals, extensions, refinancings or refundings thereof in accordance with, and subject to the limitations contained in, this clause (ix);

(x) other than sales of products in the ordinary course of business or in transactions among the Company and its wholly owned Subsidiaries or among the Company’s wholly owned Subsidiaries, shall not sell, assign, lease, license (other than non-exclusive licenses of Intellectual Property Rights), transfer, mortgage, pledge, exchange or swap, or subject to any Lien, allow the expiration or lapse of (with respect to registrations of Intellectual Property Rights (other than expirations in accordance with their terms or where, consistent with past practice the Company or any Subsidiary thereof, has elected in its reasonable business judgment to abandon or permit to lapse a registration or application)) or otherwise dispose of any of its properties or assets, including the capital stock of Subsidiaries, except (A) pursuant to existing Contracts in effect prior to the execution of this Agreement that have been made available to Parent (or refinancings or replacements thereof as permitted by Section 5.1(b)(ix) or Section 5.1(b)(xiii)), (B) sales of obsolete, surplus or worn-out assets, (C) for Permitted Liens, or (D) for a purchase price or (if no purchase price is received) with a value not in excess of $25 million individually or $50 million in the aggregate;

(xi) other than (A) acquisitions of inventory, raw material and other property held for sale in the ordinary course of business or (B) in transactions among the Company and its wholly owned Subsidiaries or among of the Company’s wholly owned Subsidiaries, shall not, and shall not permit any of its Subsidiaries to, acquire (by merger, consolidation, purchase of stock or assets or otherwise) or make any investments in any Person or entity, business or assets that constitute a business or division of any Person for an amount in excess of $25 million individually or $50 million in the aggregate;

(xii) shall not, and shall not permit any of its Subsidiaries to, make or incur any financial commitment to make any capital expenditures that exceed $20 million in the aggregate per annum, other than (A) capital expenditures contemplated by the capital budget of the Company made available to Parent prior to the date hereof; or (B) capital expenditures associated with reimbursable commercial contracts where substantially all of the cost of such expenditures is billable to the customer;

(xiii) shall not, and shall not permit any of its Subsidiaries to, (A) renew (other than a renewal of a Contract on substantially similar terms (subject to any changes to address changes in applicable Law or to reflect the immaterial updates to the counterparties’ forms)), extend (except in the ordinary course of business consistent with past practice), amend or terminate in a manner materially adverse to the Company or any of its Subsidiaries, or waive any material right, remedy or default under, any Company Material Contract (in each case of this clause (A), other than any replacement, renewal, extension, refinancing or refundings of indebtedness for borrowed money in accordance with, and subject to the limitations contained in, Section 5.1(b)(ix)), or (B) (x) amend in a manner materially adverse to the Company or any of its Subsidiaries or (y) except in the ordinary course of business consistent with past practice (excluding any Contract that would be a Company Material Contract pursuant to Section 3.18(a)(ii), (vii)(A), (x), (xi) or (xii)) enter into, any Contract that, if existing on the date hereof, would be a Company Material Contract (other than entering into any Contract solely to the extent effecting a capital expenditure, acquisition, disposition or other transaction expressly permitted by this Section 5.1(b)), in each case of clauses (A) and (B), other than a renewal, extension, refinancing or refunding of indebtedness for borrowed money accordance with Section 5.1(b)(ix); provided that, this clause (B) shall not permit the Company or any of its Subsidiaries to enter into a Material Contract to undertake a transaction that would otherwise not be permitted by this Section 5.1(b);

(xiv) shall not, and shall not permit any of its Subsidiaries to, settle, pay, discharge, release, waive, compromise or satisfy any Action, except if such settlement, payment, discharge, release, waiver, compromise or satisfaction (A) with respect to the payment of monetary damages, (x) involves an amount less than or equal to $5 million individually or $10 million in aggregate by the Company or its Subsidiaries (excluding, in each case, amounts to be paid under existing insurance policies or renewals thereof) or (y) involves an amount less than or equal to $5 million individually or $10 million in aggregate by a third party and (B) with respect to any non-monetary terms and conditions therein, that does not impose any material restrictions on the operations or businesses of the Company or any of its Subsidiaries, any equitable relief that would materially impact the operations or businesses of the Company or any of its Subsidiaries, taken as a whole, or involve the admission of criminal wrongdoing by, the Company or any of its Subsidiaries (it being understood this provision does not apply to any Stockholder Litigation, which shall be governed by Section 5.11, Actions with respect to appraisal, which shall be governed by Section 2.1(b), Actions relating to Taxes, which shall be governed by Section 5.1(b)(xvi) or Actions between or among the Company Related Parties and the Parent Related Parties with respect to this Agreement and the Transaction Documents);

(xv) shall not, and shall not permit any of its Subsidiaries to, adopt or enter into a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Company or any of its Subsidiaries (except for the liquidation or dissolution of any dormant Subsidiary);

(xvi) shall not, and shall not permit any of its Subsidiaries to, (A) make, change or revoke any material Tax election (other than in the ordinary course of business), (B) change any annual Tax accounting period, (C) adopt (other than in the ordinary course of business) or make any material change to any material method of Tax accounting, (D) amend any material Tax Return, (E) surrender any claim for a material refund of Taxes, (F) settle or compromise any material Action, claim or assessment in respect of Taxes, or (G) enter into any voluntary disclosure agreement or any closing agreement pursuant to Section 7121 of the Code (or any similar provision of state, local, or non-U.S. Tax Law) with respect to a material amount of Taxes; and

(xvii) shall not, and shall not permit any of its Subsidiaries to, agree, in writing or otherwise, to take, or make any commitment to take, or adopt any resolutions in support of, any of the foregoing actions.

(c) Nothing contained in this Agreement shall give Parent or Merger Sub, directly or indirectly, the right to control or direct the Company’s operations prior to the Effective Time. Prior to the Effective Time, the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its operations.

(d) Prior to the Effective Time, without the prior written consent of the Company, Parent, Merger Sub and their respective controlled Affiliates shall not take or agree to take, and shall not permit any Person to take, any action that would reasonably be expected to result in, individually or in the aggregate, a Parent Material Adverse Effect. Except as would not reasonably be expected to have a Parent Material Adverse Effect, prior to the Effective Time, without the prior written consent of the Company, Parent, Merger Sub and their respective controlled Affiliates shall not permit or agree to permit any Person to obtain any equity interests (or rights to obtain any equity interests) in Parent, Merger Sub or any Person of which Merger Sub is a direct or indirect Subsidiary.

Section 5.2 Access.

(a) Subject to compliance with applicable Laws and the Confidentiality Agreement, the Company shall afford to Parent and to its officers, employees, accountants, consultants, legal counsel, financial advisors and agents and other representatives (collectively, “Representatives”) and Affiliates reasonable access during normal business hours, upon reasonable advance notice, throughout the period prior to the earlier of the Effective Time and the Termination Date, to the Company’s and its Subsidiaries’ officers, employees, properties, Contracts, commitments, books and records, in each case, for purposes related to consummating the Merger and the transactions contemplated by this Agreement (including for integration planning (including any legal entity or other internal restructuring that, in each case, Parent may undertake following the Closing)), excluding any such matters that relate (y) (I) to the negotiation and execution of this Agreement, including with respect to the consideration or valuation of the Merger or any financial or strategic alternatives thereto, (II) relating to proposals from other third parties relating to any competing or alternative transaction (including that relate to any Alternative Proposal or Superior Proposal) (which access, if any, is governed by Section 5.3) or (III) and the actions of the Board of Directors (or any committee thereof) with respect to any of the foregoing or (z) to information that is the subject of Section 5.10(e). The foregoing notwithstanding, the Company shall not be required to afford such access (i) if such access would, in the Company’s good-faith discretion, (A) unreasonably disrupt the operations of the Company or any of its Subsidiaries or otherwise result in any unreasonable burden with respect to the prompt and timely discharge by employees of the Company or its Subsidiaries of their normal duties, (B) jeopardize any attorney-client privilege, work product privilege or other legal privilege or trade secret protection or (C) contravene any applicable Law or binding Contract entered into prior to the date of this Agreement (including any confidentiality agreement to which the Company or any of its Affiliates is a party); provided, however, that the Company shall use commercially reasonably efforts to provide such access or disclose such information in a manner that would not violate the foregoing; or (ii) other than as expressly provided in Section 5.3, to such information that relates to the minutes of the meetings of the Board of Directors or its committees where the Board of Directors or any applicable committee discussed the transactions contemplated hereby or any similar transaction between the Company and any other Person (including any presentations or other materials prepared by or for the Board of Directors, whether in connection with a specific meeting, or otherwise relating to such subject matter). Notwithstanding the foregoing, the Company may as it deems advisable and necessary, reasonably designate any competitively sensitive material provided to Parent as “Outside Counsel Only.” Such materials and the information contained therein shall be given to the outside counsel of Parent and will not be disclosed by such outside counsel to employees, officers or directors of the recipient unless express permission is obtained in advance from the Company or its legal counsel. Notwithstanding anything to the contrary herein, the Company may satisfy its obligations set forth above to provide access to properties, Contracts, commitments, books and records and any other documents and information by electronic means if physical access is not reasonably feasible or would not be permitted under the applicable Law (including any COVID-19 Measures). Any access to any properties or facilities of the Company or any of its Subsidiaries shall be subject to the Company’s reasonable security measures and shall not include the right to perform any “invasive” testing or soil, air or groundwater sampling, including any Phase II environmental assessments.

(b) Parent hereby agrees that all information provided to it or any of its Representatives and Affiliates in connection with this Agreement and the consummation of the transactions contemplated hereby shall be deemed to be Confidential Information, as such term is used in, and shall be treated in accordance with, the confidentiality agreement, dated as of December 8, 2022, between the Company and Apollo Management X, L.P. (the “Confidentiality Agreement”).

Section 5.3 No Solicitation.

(a) Subject to the provisions of this Section 5.3, from the date hereof until the earlier of the Closing and the Termination Date, the Company agrees that it shall not, and shall cause its Subsidiaries, Affiliates and Representatives not to, directly or indirectly, (i) solicit, initiate or knowingly encourage or knowingly facilitate any inquiries with respect to, or the making or submission of any proposal or offer that constitutes, or that would reasonably be expected to lead to, an Alternative Proposal, (ii) enter into or otherwise participate or engage in any discussions or negotiations regarding an Alternative Proposal or provide access to its or their respective properties, books and records or any nonpublic information relating to the Company or its Subsidiaries to, any Person (other than Parent, Merger Sub or their respective Representatives) (including any Person that has made or, to the Knowledge of the Company, is considering making an Alternative Proposal) with the intent to induce the making, submission or announcement of, or to knowingly encourage or knowingly facilitate an Alternative Proposal (except, in each case, solely to (x) notify such Person as to the existence of the provisions of this Section 5.3 or (y) to seek to clarify and understand the terms and conditions of any proposal or offer made by any Person solely to determine whether such proposal or offer constitutes or could reasonably be expected to lead to a Superior Proposal), (iii) enter into any merger agreement, acquisition agreement, letter of intent or agreement in principle or any agreement providing for any Alternative Proposal (except for confidentiality agreements permitted under Section 5.3(b)), (iv) take any action to make any provision of any “fair price,” “moratorium,” “control share acquisition” or other form of anti-takeover statute or regulation (or any related provision in the Company’s certificate of incorporation or bylaws) inapplicable to any transactions contemplated by an Alternative Proposal or (v) authorize any of, or commit or agree to do any of the foregoing. The Company agrees that it shall, and shall cause its Subsidiaries and its and their respective directors and officers and to, and shall use reasonable best efforts to cause its and their respective other Affiliates and Representatives to, (I) immediately cease and cause to be terminated any solicitations, discussions or negotiations with any Persons (other than Parent, Merger Sub and their respective Affiliates and Representatives) in connection with any Alternative Proposal submitted as of, or prior to, the date of this Agreement, (II) promptly (and, in any event, within forty-eight (48) hours after the execution of this Agreement) terminate access to any physical or electronic data rooms hosted by or on behalf of the Company with respect to the transactions contemplated by this Agreement by any Person (other than (x) Parent, Merger Sub and their respective Representatives or Affiliates, (y) the Company and its Representatives or Affiliates and, for up to three (3) weeks following the date hereof, (z) any Person that (I) has submitted an Alternative Proposal to the Company prior to the date of this Agreement and (II) remains actively engaged with respect to such potential Alternative Proposal as of the date of this Agreement (any such Person meeting the criteria set forth in clauses (I) and (II), together with its and its Representatives or Affiliates, an “Excluded Person”); provided further that, neither the Company nor any of its Representatives or Affiliates shall update the contents of any such data rooms with respect to such Excluded Person except as otherwise permitted by Section 5.3(b)) and (III) promptly (and in any event within forty-eight (48) hours after the execution of this Agreement) deliver written notice in accordance with the applicable confidentiality agreement between the Company and any such Person to each such Person requesting that such Person and/or its Representatives (other than Parent, Merger Sub, an Excluded Person and their respective Representatives or Affiliates) promptly return or destroy all confidential information regarding the Company and its Subsidiaries in accordance with the applicable confidentiality agreement (it being understood that the immediately preceding sentence shall be construed such that compliance with the express of requirements of this sentence shall not be deemed a breach of the immediately prior sentence). From and after the date hereof, the Company shall (A) promptly (and, in any event, within forty-eight (48) hours after receipt by the Company) notify Parent in the event that the Company receives any Alternative Proposal, which notice shall include, to the extent known or available, the identity of the Person or group making such Alternative Proposal a summary of the material terms and conditions of such Alternative Proposal and (B) upon the request of Parent, thereafter keep Parent reasonably informed on a prompt (and, in any event within forty-eight (48) hours) basis of any material developments with respect to the status and terms (including any material change to the terms of any such Alternative Proposal) of any such Alternative Proposal.

(b) Notwithstanding anything in this Section 5.3 to the contrary, at any time prior to the obtaining the Company Stockholder Approval, if (i) the Company receives a bona fide written Alternative Proposal that did not result from a material breach of Section 5.3(a) and (ii) the Board of Directors determines in good faith after consultation with its outside legal counsel and financial advisors such Alternative Proposal constitutes or would reasonably be expected to result in a Superior Proposal, the Company may take the following actions: (x) furnish nonpublic information of the Company or its Subsidiaries and their Affiliates to the third party or group making such Alternative Proposal, as well as its Representatives and Affiliates and potential financing sources, if, and only if, prior to so furnishing such information, the third party has executed a confidentiality agreement with the Company having provisions as to confidential treatment of information that are not materially less favorable to the Company than the confidentiality provisions of the Confidentiality Agreement (it being understood that (A) any confidentiality agreement entered into prior to the execution of this Agreement shall be deemed not materially less favorable to the Company and that any confidentiality agreement need not contain any “standstill” or similar provisions or otherwise prohibit the making or amendment of any Alternative Proposal) and (B) any confidentiality agreement entered into after the date hereof shall not prohibit the Company from satisfying its obligations hereunder); provided that any material nonpublic information has previously been provided to Parent or is provided to Parent within twenty-four (24) hours of the time such information is furnished to such third party, and (y) engage in discussions or negotiations with the third party or group (as well as its Representatives and Affiliates and potential financing sources) with respect to the Alternative Proposal. It is understood and agreed that any contacts, disclosures, discussions or negotiations permitted under this Section 5.3(b), including any public announcement that the Company or the Board of Directors has made any determination contemplated under this Section 5.3(b) to take or engage in any such actions, shall not constitute a Change of Recommendation or otherwise constitute a basis for Parent to terminate this Agreement pursuant to Section 7.1(g)(i).

(c) Except as set forth in this Section 5.3, the Board of Directors shall not (i) withdraw or withhold (or modify or qualify in any manner adverse to Parent or Merger Sub), or propose publicly to withdraw or withhold (or modify or qualify in any manner adverse to Parent or Merger Sub), the Recommendation, (ii) approve, recommend or otherwise declare advisable, or publicly propose, or publicly announce an intention, to approve, recommend or otherwise declare advisable, any Alternative Proposal, (iii) fail to issue a press release that reaffirms publicly or otherwise reaffirm publicly the Recommendation within five (5) Business Days of a request therefor in writing from Parent following the initial public disclosure of an Alternative Proposal or any material modification to a publicly disclosed Alternative Proposal (other than of the type referred to in the following clause (v)) (or, if the Company Meeting is scheduled to be held within five (5) Business Days of such request and such request is received at least one (1) Business Day prior the date of the Company Meeting, prior to the date of the Company Meeting); provided, that Parent may not make any such request (and the Company shall not be required to issue such press release or public statement) on more than one (1) occasion in respect of any initial disclosure of any Alternative Proposal or any material modification of such Alternative Proposal, (iv) fail to include the Recommendation in the Proxy Statement or (v) fail to recommend, in a Solicitation/Recommendation Statement on Schedule 14D-9, against any Alternative Proposal that is a tender or exchange offer subject to Regulation 14D promulgated under the Exchange Act within ten (10) Business Days after the commencement (within the meaning of Rule 14d-2 under the Exchange Act) of such tender offer or exchange offer (any such action, a “Change of Recommendation”). Anything to the contrary set forth in this Agreement notwithstanding, prior to obtaining the Company Stockholder Approval, the Board of Directors may, in response to an Alternative Proposal received by the Company after the date of this Agreement that did not result from a material breach of this Section 5.4, (x) make a Change of Recommendation or (y) cause the Company to terminate this Agreement pursuant to Section 7.1(g)(i) in order to enter into a definitive written agreement providing for such Superior Proposal; provided, however, that the Board of Directors shall not be entitled to make such a Change of Recommendation or cause any termination of this Agreement pursuant to Section 7.1(g)(i) unless (A) the Board of Directors shall have first determined in good faith, (1) after consultation with its outside legal counsel and financial advisors, that such Alternative Proposal constitutes a Superior Proposal and (2) after consultation with its outside legal counsel, that the failure to take such action would reasonably be expected to be inconsistent with the directors’ fiduciary duties under applicable Law (it being understood that any such determination in and of itself shall not be deemed a Change of Recommendation), (B)(1) the Company shall have given Parent at least three (3) Business Days’ written notice (a “Superior Proposal Notice”) advising Parent of its intention to make such a Change of Recommendation or terminate this Agreement, which Superior Proposal Notice shall include a description of the material terms and conditions of the Superior Proposal that is the basis for the proposed action of the Board of Directors, the identity of the Person making the Superior Proposal and a copy of any material written proposal and the proposed definitive agreements (including, if applicable, financing documentation) for such Superior Proposal, if any, and (2) during such three (3) Business Day notice period, if requested by Parent, the Company, its Subsidiaries and their respective Representatives shall engage in good faith negotiations with Parent and its Representatives to amend the terms and conditions of this Agreement in such a manner so that such Alternative Proposal would cease to constitute a Superior Proposal, and (3) at the end of such three (3) Business Day notice period, after taking into account any commitments or binding proposals made by Parent in writing to amend the terms of this Agreement during the period following delivery of such Superior Proposal Notice, the Board of Directors concludes in good faith after consultation with its outside legal and financial advisors that the Alternative Proposal giving rise to the Superior Proposal Notice continues to constitute a Superior Proposal; provided that any material modifications or amendments to the terms of such Alternative Proposal shall commence a new notice period under clause (B) of two (2) Business Days.

(d) Anything to the contrary set forth in this Agreement notwithstanding, prior to obtaining the Company Stockholder Approval, the Board of Directors may, in response to an Intervening Event, make a Change of Recommendation if the Board of Directors determines in good faith, after consultation with its outside legal counsel, that the failure of the Board of Directors to take such action would reasonably be expected to be inconsistent with the directors’ fiduciary duties under applicable Law (it being understood that any such determination in and of itself shall not be deemed a Change of Recommendation); provided, however, that the Board of Directors shall not be entitled to make such a Change of Recommendation unless (i) the Company shall have given Parent at least three (3) Business Days’ written notice (an “Intervening Event Notice”) advising Parent of its intention to make such a Change of Recommendation, which Intervening Event Notice shall include a description of the applicable Intervening Event, (ii) during such three (3) Business Day period, if requested by Parent, the Company, its Subsidiaries and their respective Representatives shall engage in good-faith negotiations with Parent and its Representatives to amend the terms and conditions of this Agreement in such a manner that would permit the Board of Directors not to make such Change of Recommendation, and (iii) at the end of such three (3) Business Day period, after taking into account any commitments or binding proposals made by Parent in writing to amend the terms of this Agreement during the period following delivery of such Intervening Event Notice, the Board of Directors determines in good faith, after consultation with its outside legal counsel, that the failure of the Board of Directors to make such Change of Recommendation would continue to reasonably be expected to be inconsistent with the directors’ fiduciary duties under applicable Law (it being understood that any such determination in and of itself shall not be deemed a Change of Recommendation); provided that any material changes relating to such Intervening Event shall commence a new notice period under this clause (d)(ii) and (iii) of two (2) Business Days.

(e) Nothing contained in this Agreement shall prohibit the Company or its Board of Directors from (i) taking or disclosing to its stockholders a position contemplated by Rules 14d-9, 14e-2(a) or Item 1012(a) of Regulation M-A promulgated under the Exchange Act or from issuing a “stop, look and listen” statement pending disclosure of its position thereunder or (ii) making any disclosure to its stockholders if the Board of Directors determines in good faith, after consultation with the Company’s outside legal counsel, that such disclosure would be required under applicable Law; it being understood that (I) any such statement or disclosure made by the Board of Directors (or a committee thereof) pursuant to this Section 5.3(e) is subject to the terms and conditions of this Agreement and the obligations of the Company or its Subsidiaries or the Board of Directors (or any committee thereof) and the rights of Parent under this Section 5.3(e), and (II) nothing in the foregoing will be deemed to permit the Company or its Subsidiaries or the Board of Directors (or a committee thereof) to effect a Change of Recommendation except in accordance with Section 5.3(c) or Section 5.3(d). No disclosure or communication permitted pursuant to the foregoing sentence will be considered a Change of Recommendation and shall not require the giving of a Superior Proposal Notice or an Intervening Event Notice. It is understood and agreed that, for purposes of this Agreement, a factually accurate required public statement by the Company or the Board of Directors (or a committee thereof) that describes the receipt of an Alternative Proposal, the identity of the Person or group making such Alternative Proposal, the material terms of such Alternative Proposal and the operation of this Agreement with respect thereto will not be deemed to be (A) a withholding, withdrawal, amendment, qualification, or modification, or proposal by the Board of Directors (or a committee thereof) to withhold, withdraw, amend, qualify or modify, the Recommendation; (B) an adoption, approval or recommendation with respect to such Alternative Proposal; or (C) a Change of Recommendation.

(f) “Alternative Proposal” means any bona fide written indication of interest, proposal or offer made by any Person or group (other than by Parent, Merger Sub or their Affiliates) relating to, in a single transaction or a series of related transactions, any direct or indirect (i) merger, reorganization, spin-off, share exchange (including a split-off), consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction involving the Company pursuant to which such Person or group (or the stockholders of any Person) would acquire, directly or indirectly, more than twenty percent (20%) of the assets of the Company and its Subsidiaries, on a consolidated basis (based on the fair market value thereof) or more than twenty percent (20%) of the Shares, (ii) acquisition or exclusive license of more than twenty percent (20%) of the assets of the Company and its Subsidiaries, on a consolidated basis (based on the fair market value thereof), (iii) acquisition of more than twenty percent (20%) of the outstanding Shares or more than twenty percent (20%) of the total voting power of equity securities of the Company or (iv) tender offer or exchange offer that if consummated would result in any Person or group beneficially owning more than twenty percent (20%) of the total voting power of equity securities of the Company (in each case, other than the Merger and the transactions contemplated by this Agreement and the Transaction Documents).

(g) “Superior Proposal” means a bona fide, written Alternative Proposal that was not solicited in violation of this Agreement, substituting in the definition thereof “fifty percent (50%)” for “twenty percent (20%)” in each place it appears, that the Board of Directors determines in good faith, after consultation with its outside financial advisors and legal counsel, and taking into account all financial (including financing terms), legal, timing, certainty of consummation, regulatory and other aspects and risks of such Alternative Proposal, would, if consummated in accordance with its terms, result in a transaction that is more favorable from a financial point of view to the stockholders of the Company than the Merger and the other transactions contemplated by this Agreement (including any commitments or proposals made by Parent in writing to amend the terms of the Merger and this Agreement in accordance with Section 5.3(c)).

(h) “Intervening Event” means any event, change, occurrence or development that is material and that (i) is unknown and not reasonably foreseeable to the Board of Directors (or any member thereof) as of the date hereof, or if known and reasonably foreseeable to the Board of Directors (or any member thereof) as of the date hereof, the consequences of which were not known and reasonably foreseeable to the Board of Directors (or any member thereof) as of the date hereof and (ii) does not involve or relate to any Alternative Proposal; provided, however, that in no event shall the following events, changes, occurrences or developments, in and of themselves, constitute an Intervening Event: (x) the receipt, existence of or terms of any Alternative Proposal or (y) any change in the price or trading volume of the Shares or any other securities of the Company or its Subsidiaries (provided that the underlying causes of such changes may constitute, or be taken into account in determining whether there has been, an Intervening Event).

(i) After delivery of any written notice pursuant to Section 5.3(c) or Section 5.3(d) and until the earlier of the Closing and the Termination Date, to the extent Parent desires to engage in good faith negotiations, the Company shall promptly (and in any event within thirty-six (36) hours of any material development) keep Parent informed of all material developments affecting any such Intervening Event or Change of Recommendation.

Section 5.4 Filings; Other Actions.

(a) As promptly as reasonably practicable after the date hereof (and in any event within twenty-five (25) Business Days after the date hereof), the Company shall prepare and file with the SEC the Proxy Statement, which shall, subject to Section 5.3, include the Recommendation, and shall use reasonable best efforts to respond to any comments by the SEC staff in respect of the Proxy Statement as promptly as reasonably practicable after the receipt thereof (with the assistance of Parent and Merger Sub), and shall cause the definitive Proxy Statement to be mailed to the Company’s stockholders promptly following the time the Proxy Statement is cleared by the SEC for mailing to the Company’s stockholders (and in any event within five (5) Business Days after such time). Parent and Merger Sub shall provide to the Company such information concerning themselves and their Affiliates as is customarily included in a proxy statement prepared in connection with a transaction of the type contemplated by this Agreement or as otherwise required by applicable Law, requested by the SEC or its staff or as the Company may reasonably request. Subject to applicable Law, prior to filing or mailing the Proxy Statement or filing any other required filings (or, in each case, any amendment thereof or supplement thereto) or responding to any comments of the SEC with respect thereto, the Company shall (unless and until a Change of Recommendation has occurred or in connection with the matters described in Section 5.3) provide Parent and its counsel with a reasonable opportunity to review and comment on (which comments shall be made promptly) such document or response and shall consider in good faith, including in such document or response comments reasonably proposed by Parent or its counsel. If at any time prior to the Company Meeting any information relating to the Company or Parent, or any of their respective Affiliates, should be discovered by a party, which information should be set forth in an amendment or supplement to the Proxy Statement, so that either the Proxy Statement would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they are made, not misleading, the party that discovers such information shall promptly notify the other party and the Company shall, if it determines in good faith that such information should be set forth in an amendment or supplement to the Proxy Statement, correct (with the assistance of Parent) such information, and as promptly as reasonably practicable, prepare and file an appropriate amendment or supplement describing such information with the SEC and, to the extent required by applicable Law, disseminate same to the stockholders of the Company.

(b) Subject to the other provisions of this Agreement, the Company shall (i) take all action required by the DGCL and its certificate of incorporation and bylaws to set a record date for, duly call, give notice of, convene and hold a meeting of its stockholders promptly following the mailing of the Proxy Statement for the purpose of obtaining (A) the Company Stockholder Approval (the “Company Meeting”) and (B) if mutually agreed, if there has not been a Change of Recommendation in accordance with Section 5.3, or at the Company’s election, if there has been a Change of Recommendation in accordance with Section 5.3, a vote upon other matters, it being understood that the Company Meeting may also be the Company’s annual meeting of stockholders, with the record date of the Company Meeting to be selected after reasonable consultation with Parent and such meeting date being held no later than thirty-five (35) days after the dissemination of the Proxy Statement to the Company’s stockholders in accordance with Section 5.4(a) (or if such day is not a Business Day, the next succeeding Business Day), in each case unless there has been a Change of Recommendation in accordance with Section 5.3 and (ii) subject to a Change of Recommendation in accordance with Section 5.3, use reasonable best efforts to solicit from its stockholders proxies in favor of the approval of the adoption of this Agreement. Notwithstanding anything to the contrary in this Agreement, the Company may adjourn, recess or postpone the date of the Company Meeting (v) with the written consent of Parent (which consent shall not be unreasonably withheld, conditioned or delayed), (w) for the absence of a quorum, (x) to allow reasonable additional time to solicit additional proxies to the extent the Company reasonably believes necessary in order to obtain the Company Stockholder Approval, whether or not a quorum is present, (y) if required by applicable Law or (z) to allow reasonable additional time for the filing and dissemination of any supplemental or amended disclosure which the Board of Directors has determined in good faith is necessary under applicable Law and for such supplemental or amended disclosure to be disseminated and reviewed by the Company’s stockholders prior to the Company Meeting (provided that, unless agreed in writing by Parent (such consent not to be unreasonably withheld, conditioned or delayed) or required by applicable Law, the Company may not postpone or adjourn the Company Meeting more than a total of four (4) times, and all such adjournments, recesses or postponements shall be for periods of no more than ten (10) Business Days each). If the Board of Directors shall have effected a Change of Recommendation in accordance with Section 5.3, then in submitting this Agreement to the Company’s stockholders, the Board of Directors may submit this Agreement to the Company’s stockholders without the

Recommendation and may communicate the basis for its lack of recommendation to the Company’s stockholders in the Proxy Statement or an appropriate amendment thereof or supplement thereto. In no event will the record date of the Company Meeting be changed without Parent’s prior written consent (such consent not to be unreasonably withheld, conditioned or delayed), unless required by applicable Law.

Section 5.5 Employee Matters.

(a) From and after the Effective Time, the Company shall, and Parent shall cause the Company to, honor all Company Benefit Plans in accordance with their terms as in effect immediately before the Effective Time (it being understood that this Section 5.5 shall not be deemed to prohibit Parent from amending, modifying, replacing or terminating such Company Benefit Plans in accordance with their terms). For a period of one year following the Effective Time (or upon an earlier termination of employment), Parent shall provide, or shall cause to be provided, to each employee who is employed by the Company and its Subsidiaries as of immediately prior to the Effective Time (“Company Employees”) (i) at least the same base wage rate or base salary, as applicable, as in effect immediately prior to the Effective Time, (ii) long- and short-term incentive opportunities (excluding any retention, change in control or similar compensation, but including equity-based compensation) that are substantially comparable in the aggregate to the long- and short-term incentive opportunities (excluding any retention, change in control or similar compensation, but including equity-based compensation) in effect immediately prior to the Effective Time; provided, however, that, in lieu of equity awards, Parent may provide or cause to be provided, cash-based awards having substantially comparable aggregate value as (but which may have different vesting terms and performance conditions than) the equity awards in effect immediately prior to the Effective Time, and (iii) other employee benefits (excluding any equity-based, long-term incentive, retention, change in control or similar one-time or special benefits or arrangements, severance, non-qualified deferred compensation, post-retirement health and welfare benefits and defined benefit pension benefits) that are substantially comparable in the aggregate to those provided to the Company Employee immediately before the Effective Time. Notwithstanding the foregoing, with respect to Company Employees whose terms and conditions of employment are subject to a Collective Bargaining Agreement, Parent shall, or cause its Subsidiaries to, instead comply with the terms and conditions of each such applicable Collective Bargaining Agreement, in a manner consistent with applicable Law.

(b) Without limiting the generality of Section 5.5(a), (i) Parent shall or shall cause the Surviving Corporation to provide to each Company Employee whose terms and conditions of employment are not subject to a Collective Bargaining Agreement and whose employment terminates during the one (1)-year period following the Effective Time severance benefits equal to the severance benefits that would have been provided to the Company Employee under the Company’s severance arrangements in effect immediately prior to the Effective Time, subject to the Company Employee’s execution and non-revocation of a general release of claims in favor of Parent and its Affiliates in substantially the same form as attached to the severance policy, plan or agreement applicable to such Company Employee, and (ii) during such one (1)-year period following the Effective Time, severance benefits offered to each Company Employee shall be determined without taking into account any reduction after the Effective Time in compensation paid or benefits provided to such Company Employee.

(i) For all purposes (including for purposes of vesting, eligibility to participate and determining level of benefits) under the employee benefit plans of Parent and its Subsidiaries providing benefits to any Company Employees after the Effective Time (the “New Plans”), each Company Employee shall be credited with his or her years of service with the Company and its Subsidiaries and their respective predecessors before the Effective Time, to the same extent as such Company Employee was entitled, before the Effective Time, to credit for such service under any similar Company Benefit Plan in which such Company Employee participated or was eligible to participate immediately prior to the Effective Time; provided that the foregoing shall not apply with respect to benefit accrual under any defined benefit pension plan, retiree health or welfare plan or to the extent that its application would result in a duplication of benefits. In addition, and without limiting the generality of the foregoing, (x) each Company Employee shall be immediately eligible to participate, without any waiting time, in any and all New Plans to the extent coverage under such New Plan is comparable to a Company Benefit Plan in which such Company Employee participated immediately before the Effective Time (such plans, collectively, the “Old Plans”), and (y) for purposes of each New Plan providing medical, dental, pharmaceutical and/or vision benefits to any Company Employee, Parent shall use commercially reasonable efforts to cause all pre-existing condition exclusions and actively-at-work requirements of such New Plan to be waived for such employee and his or her covered dependents, unless such conditions has not had and would not reasonably be expected to have been waived under the comparable plans of the Company or its Subsidiaries in which such employee participated immediately prior to the Effective Time, and Parent shall use commercially reasonable efforts to cause any eligible expenses incurred by such employee and his or her covered dependents during the portion of the plan year of the Old Plans ending on the date such employee’s participation in the corresponding New Plan begins to be taken into account under such New Plan for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements applicable to such employee and his or her covered dependents for the applicable plan year as if such amounts had been paid in accordance with such New Plan.

(c) Parent hereby acknowledges that a “change in control” (or similar phrase) within the meaning of the Company Benefit Plans will occur at or prior to the Effective Time, as applicable.

(d) The Company may implement a retention program in accordance with Section 5.5(d) of the Company Disclosure Letter.

(e) The Company shall coordinate in advance with Parent between the date of this Agreement and the Effective Time regarding any broad-based communication with current or former Company and its Subsidiaries employees or any written communication with any current or former employee of the Company and its Subsidiaries relating to, in either case, compensation or benefits to be provided subsequent to the Effective Time, and any such communication shall be subject to the prior written approval of the Parent, which approval shall not be unreasonably withheld or delayed, it being understood that prior coordination and approval shall not be required with respect to any such communication the substance of which Parent previously has approved in writing (and which communication does not otherwise materially deviate from such substance).

(f) To the extent that any material pre-Merger employee notification or consultation requirements with respect to the Merger are imposed by applicable Law or under any Collective Bargaining Agreement, the Parties shall cooperate to ensure that such notification or consultation requirements are complied with prior to the Closing Date.

(g) Upon Parent’s reasonable request from time to time, the Company shall, a reasonable period of time following receipt of such request (but in no event more than five (5) Business Days following receipt of such request), provide Parent with the then-most recent report and reasonable, available back-up information relating to calculations under Sections 280G and 4999 of the Code with respect to the Merger, including any non-compete valuations.

(h) Without limiting the generality of Section 8.10, the provisions of this Section 5.5 are solely for the benefit of the parties to this Agreement, and no current or former director, employee or consultant or any other person shall be a third-party beneficiary of this Agreement, and nothing in this Section 5.5 shall be construed as an amendment to any Company Benefit Plan or other compensation or benefit plan or arrangement for any purpose. The provisions of this Section 5.5 shall survive the consummation of the Merger.

Section 5.6 Efforts

(a) Subject to the terms and conditions set forth in this Agreement, Parent and the Company shall use their reasonable best efforts to take promptly, or cause to be taken, all actions, and to do promptly, or cause to be done, and to assist and cooperate with one another in doing, all things necessary, proper or advisable under applicable Laws to consummate and make effective the Merger and the other transactions contemplated by this

Agreement as promptly as practicable after the date hereof and in any event prior to the End Date, including (i) the obtaining of all necessary actions or nonactions, waivers, consents, clearances, approvals and expirations or terminations of waiting periods, including the Specified Approvals and the Parent Approvals, from any Governmental Entity and the making of all necessary registrations and filings and the taking of all steps as may be necessary to obtain an approval, clearance or waiver from, or to avoid an Action or proceeding by, any Governmental Entity, (ii) the obtaining of all necessary consents, approvals or waivers from any other Person, (iii) the defending of any Actions, whether judicial or administrative, challenging this Agreement or the Merger and the other transactions contemplated by this Agreement and (iv) the execution and delivery of any additional instruments necessary to consummate the Merger and the other transactions contemplated by this Agreement; provided, however, that in no event shall the Company or any of its Subsidiaries be required to pay prior to the Effective Time any fee, penalty or other consideration to any third party for any consent or approval required for or triggered by the consummation of the transactions contemplated by this Agreement under any Contract, agreement or otherwise. Neither the Company nor Parent shall, nor shall the Company or Parent permit any their respective Affiliates to (1) agree to extend any applicable waiting period pursuant to any Antitrust Law with respect to the transactions contemplated hereby or otherwise agree to not consummate the Merger or the transactions contemplated by this Agreement with any Governmental Entity or Person without the prior written consent of the other party (which consent shall not be unreasonably withheld or delayed) or (2) enter into or consummate any transaction, agreement, arrangement, or acquisition of any ownership interest or assets of any Person, the effect of which would reasonably be expected to materially impair, materially delay or prevent the satisfaction or obtaining of any approval or the expiration of any waiting period that is a condition to Closing.

(b) In furtherance of the foregoing, the Company and Parent shall, and shall cause their respective Affiliates and the Equity Investors, as applicable, to, (i) promptly, but in no event later than ten (10) Business Days after the date hereof, file or cause to be filed, any and all required notification and report forms under the HSR Act with respect to the Merger and the other transactions contemplated by this Agreement, (ii) promptly, but in no event later than twenty (20) Business Days after the date hereof, or on such later date as mutually agreed to by the Company and Parent, file, or cause to be filed, with the appropriate Governmental Entity, all filings, forms, registrations and notifications (or drafts thereof) required to be filed to consummate the Merger and the other transactions contemplated by this Agreement under any applicable Antitrust Law and (iii) supply, or cause to be supplied, as promptly as practicable any additional information or documentary material that may be requested pursuant to any Law or by any Governmental Entity and, as applicable, to certify substantial compliance with any such request as promptly as practicable.

(c) The Company and Parent shall, and shall cause their respective Affiliates and Equity Investors, as applicable, to cooperate in submitting a draft joint voluntary notice to CFIUS with respect to the transactions contemplated by the Transaction Documents and this Agreement (the “Draft CFIUS Notice”) as soon as practicable after the date of this Agreement. After receipt of confirmation that CFIUS has no further comments or inquiries related to the Draft CFIUS Notice, the Company and Parent shall, and shall cause their respective Affiliates and Equity Investors, as applicable, to submit the CFIUS Notice within fifteen (15) Business Days of receipt of confirmation that CFIUS has no further comments on the Draft CFIUS Notice and to comply at the earliest practicable time, and in any event no later than required by CFIUS or any CFIUS member agency, with any request for additional information, documents or other materials, and will cooperate with each other in connection with both the Draft CFIUS Notice and the CFIUS Notice and in connection with resolving any investigation or other inquiry of CFIUS or any CFIUS member agency. The Company and Parent shall each promptly inform the other party of any oral communication with, and provide copies of written communications with, CFIUS or any CFIUS member agency regarding any such filings; provided, that no party shall be required to share with the other party communications containing its confidential business information if such confidential information is unrelated to the transactions contemplated by this Agreement. Notwithstanding anything in this Section 5.6 to the contrary, no Equity Investor and none of their Affiliates shall be required to supply any information or documentary material as set forth on Section 5.6 of the Parent Disclosure Letter to any Governmental Entity or any other Person with respect to the transactions contemplated hereby. If any such information or documentary material is requested by any Governmental Entity, Parent shall use reasonable best efforts to provide such information or documentary material and, in the absence of being able to provide such information or documentary material, shall enter into good faith discussions with the Equity Investor or Affiliate, as the case may be, the Company and the Governmental Entity to provide other information or documentary material that attempts to address the topic(s) of inquiry being made by such Governmental Entity.

(d) Notwithstanding anything to the contrary set forth in this Agreement (but subject to the second to last sentence of Section 5.6(c)), Parent shall take, or cause to be taken, all actions and do, or cause to be done, all other things necessary, proper or advisable to resolve any objections asserted by CFIUS, the United States Federal Trade Commission, the Antitrust Division of the United States Department of Justice, state antitrust enforcement authorities or any other Governmental Entity or Person with respect to the Merger or the transactions contemplated hereby so as to enable the Closing to occur as promptly as practicable after the date hereof (and in any event no later than the End Date) and to avoid or eliminate each and every impediment under any Law, including any injunction, temporary restraining order or other Action, that may be asserted or that is in force by any Governmental Entity or other Person that would or has the effect of preventing or delaying the Closing, including (i) proposing, negotiating, committing to and effecting, by consent decree, hold separate order or otherwise, the sale, divestiture, license, hold separate or any other disposition, including discontinuation, of any and all of the share capital or other equity voting interest, assets (whether tangible or intangible), businesses, divisions, operations, products or product lines of Parent, Company or any of their respective Subsidiaries and (ii) taking or committing to take any action or agree to any undertaking that after the Closing Date would limit Parent’s or its Subsidiaries’ (including the Surviving Corporation’s) or controlled Affiliates’ freedom of action with respect to or their ability to retain, or impose obligations on Parent’s or its Subsidiaries’ (including the Surviving Corporation’s) or controlled Affiliates’ future operations with respect to, one or more of their Subsidiaries’ (including the Surviving Corporation’s), share capital or equity interests, assets (whether tangible or intangible), businesses, divisions, operations, products or product lines; provided, however, that in no event shall the Company or any of its Subsidiaries be required to become subject to, or consent or agree to or otherwise take any such actions in clauses (i) and (ii) unless such requirement, condition, undertaking, agreement or order is binding on or otherwise applicable to the Company only from and after the Effective Time.

(e) The Company, Parent and Merger Sub shall, and shall cause their respective Affiliates to, cooperate and consult with each other in good faith with respect to the making of all registrations, filings, notifications, communications, submissions and any other actions pursuant to Section 5.6, so as to enable the Closing to occur as promptly as practicable after the date hereof (and in any event no later than the End Date). In furtherance of the foregoing, and subject to applicable legal limitations and the instructions of any Governmental Entity, the Company, on the one hand, and Parent and Merger Sub, on the other hand, shall keep each other apprised of the status of matters relating to the completion of the Merger and the transactions contemplated by this Agreement, including promptly furnishing the other with copies of notices or other communications received by the Company or Parent, as the case may be, or any of their respective Subsidiaries or Affiliates, from any Governmental Entity with respect to the Merger and the transactions contemplated by this Agreement. Subject to applicable Law relating to the exchange of information, the Company, on the one hand, and Parent and Merger Sub, on the other hand, shall permit counsel for the other party reasonable opportunity to review in advance, and consider in good faith the views of the other party in connection with, any proposed notifications or filings and any communications or submissions, and with respect to any such notification, filing, communication or submission, submitted therewith to any Governmental Entity; provided, however, that materials may be redacted (x) to remove references concerning the valuation of the businesses of the Company and its Subsidiaries, or proposals from third parties with respect thereto, (y) as necessary to comply with contractual agreements and (z) as necessary to address reasonable privilege or confidentiality concerns. Each of the Company, Parent and Merger Sub agrees not to, and shall not permit any of their respective Affiliates to, participate in any meeting or discussion, either in Person, by videoconference, by telephone or otherwise, with any Governmental Entity in connection with the Merger or the transactions contemplated by this Agreement unless it consults with the other party in advance and, to the extent not prohibited by such Governmental Entity, gives the other party the opportunity to attend and participate thereat. Subject to the foregoing and Parent’s obligations as set forth in this Section 5.6, Parent shall control and lead the strategy and content of any substantive communications with any

Governmental Entity with respect to obtaining approval or expiration of any waiting period under the HSR Act or any applicable Antitrust Laws.

(f) In furtherance and not in limitation of the covenants contained in this Section 5.6, if any administrative or judicial action or proceeding, including any proceeding by a private party, is instituted (or threatened to be instituted) challenging the Merger or any transaction contemplated by this Agreement as violative of any Law, each of the Company, Parent and Merger Sub shall, and shall cause their respective Affiliates to, cooperate in all respects with each other and shall use their respective reasonable best efforts to contest and resist any such Action or proceeding and to have vacated, lifted, reversed or overturned any Action, decree, judgment, injunction or other order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents or restricts consummation of the Merger and the other transactions contemplated by this Agreement.

Section 5.7 Takeover Statute. If any “fair price,” “moratorium,” “control share acquisition” or other form of anti-takeover statute or regulation shall become applicable to the transactions contemplated hereby, each of the Company, Parent and Merger Sub and the members of their respective Boards of Directors shall grant such approvals and take such actions as are reasonably necessary so that the transactions contemplated hereby may be consummated as promptly as practicable on the terms contemplated hereby and otherwise act to eliminate or minimize the effects of such statute or regulation on the transactions contemplated hereby.

Section 5.8 Public Announcements. The first public disclosure regarding the Merger shall be a joint press release by the Company and Parent and thereafter the Company and Parent shall consult with and, to the extent reasonably practicable, provide each other the opportunity to review and comment upon, any press release or other public statement or comment prior to the issuance of such press release or other public statement or comment relating to this Agreement or the transactions contemplated herein and shall not issue any such press release or other public statement or comment prior to such consultation, except (a) as may be required by applicable Law or by obligations pursuant to any listing agreement with any national securities exchange or as may be requested by a Governmental Entity (in which case such party shall, to the extent practicable, consult with the other parties before issuing such press release or making such public announcement or filing), (b) for communications (including statements in response to questions by the press, business partners, analysts, investors or analyst or investor calls) that are substantially similar to communications previously approved pursuant to this Section 5.8 or (c) Parent, Merger Sub and their respective Affiliates, without consulting with the Company, may provide ordinary course communications regarding this Agreement and the transactions contemplated by this Agreement to existing or prospective general and limited partners, equity holders, members, managers and investors of any Affiliates of such Person, in each case, who are subject to customary confidentiality restrictions; provided that the restrictions in this Section 5.8 shall not apply to any Company communication regarding an Alternative Proposal, from and after a Change of Recommendation or in connection with the other matters described in, and made in compliance with, Section 5.3.

Section 5.9 Indemnification and Insurance.

(a) For a period of six (6) years after the Effective Time, Parent and Merger Sub agree that all rights to exculpation, indemnification and advancement of expenses now existing in favor of the current or former directors or officers or mandatory rights to exculpation, indemnification and advancement of expenses in favor of the employees, as the case may be, of the Company or its Subsidiaries as provided in their respective articles or certificates of incorporation or bylaws or other organizational documents, or, in any Contract set forth on Section 5.9 of the Company Disclosure Letter shall survive the Merger and shall continue at and after the Effective Time in full force and effect. For a period of six (6) years after the Effective Time, Parent and the Surviving Corporation shall maintain in effect the exculpation, indemnification and advancement of expenses provisions of the Company’s and any of its Subsidiaries’ articles or certificates of incorporation and bylaws or similar organizational documents as in effect as of the date of this Agreement (other than with respect to the certificate of incorporation and bylaws of the Surviving Corporation as contemplated by Section 1.5 (it being understood that the bylaws contemplated by Section 1.5 shall contain exculpation, indemnification and advancement of expenses provisions substantially identical to those of the Company as of the date of this Agreement) or in any indemnification agreements of the Company or its Subsidiaries with any of their respective directors, officers or employees set forth on Section 5.9 of the Company Disclosure Letter, and shall not amend, repeal or otherwise modify any such provisions in any manner that would adversely affect the rights thereunder of any such individuals who at the Closing Date were current or former directors, officers or employees of the Company or any of its Subsidiaries; provided, however, that all rights to indemnification in respect of any Action pending or asserted or any claim made within such period shall continue until the final disposition of such Action or resolution of such claim, even if beyond such six (6)-year period. From and after the Effective Time, Parent shall assume and honor and perform, and shall cause the Surviving Corporation and its Subsidiaries to honor and perform, in accordance with their respective terms, each of the covenants contained in this Section 5.9.

(b) For a period of six (6) years after the Effective Time, the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, to the fullest extent permitted under applicable Law, indemnify and hold harmless (and advance funds in respect of each of the foregoing or any related expenses in accordance herewith) each current and former director or officer of the Company or any of its Subsidiaries and each Person who served as a director, officer, member, trustee or fiduciary of another corporation, partnership, joint venture, trust, pension or other employee benefit plan or enterprise at the request of or for the benefit of the Company or its Subsidiaries (each, together with such Person’s heirs, executors or administrators, and successors and assigns, an “Indemnified Party”) against any costs or expenses (including advancing attorneys’ fees and expenses in advance of the final disposition of any Action to each Indemnified Party to the fullest extent permitted by Law), judgments, fines, losses, claims, damages, obligations, costs, liabilities and amounts paid in settlement in connection with any actual or threatened claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative (an “Action”), arising out of, relating to or in connection with any action or omission occurring or alleged to have occurred whether before or after the Effective Time (including acts or omissions in connection with such Persons serving as an officer, director, employee or other fiduciary in any entity if such service was at the request or for the benefit of the Company or its Subsidiaries). In the event of any such Action, (i) Parent and the Surviving Corporation shall have the right (but not the obligation) to control the defense thereof after the Effective Time, (ii) each Indemnified Party shall be entitled to retain his or her own counsel, whether or not Parent or the Surviving Corporation shall elect to control the defense of any such Action, and Parent or the Surviving Corporation shall pay the reasonable and documented fees and expenses of such counsel selected by such Indemnified Party reasonably promptly after statements therefor are received in accordance with this Section 5.9, whether or not the Surviving Corporation shall elect to control the defense of any such Action, and (iii) none of Parent, the Surviving Corporation or any of their Subsidiaries shall settle, compromise or consent to the entry of any judgment in any such Action, unless such settlement, compromise or consent relates only to monetary damages or such Indemnified Party otherwise consents in writing to such settlement, compromise or consent.

(c) For a period of six (6) years from and after the Effective Time, the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, either cause to be maintained in effect the current policies of directors’ and officers’ liability insurance maintained by or for the benefit of the Company and its Subsidiaries and their respective current and former directors and officers with respect to matters arising at or before the Effective Time or provide substitute policies for the Company and its Subsidiaries and their respective current and former directors and officers who are currently covered by the directors’ and officers’ liability insurance coverage currently maintained by or for the benefit of the Company and its Subsidiaries, in either case, of not less than the existing coverage and having other terms substantially equivalent to and in any event not less favorable in the aggregate to the insured persons than the directors’ and officers’ liability insurance coverage currently maintained by or for the benefit of the Company and its Subsidiaries and their respective current and former directors and officers with respect to claims arising from facts or events that occurred at or before the Effective Time (regardless of when such claims are brought) (with insurance carriers having at least an “A” rating by A.M. Best with respect to directors’ and officers’ liability insurance), except that in no event shall Parent or the Surviving Corporation be required to pay with respect to such insurance policies more than 300% of the aggregate annual premium most recently paid by the Company and its Subsidiaries (the “Maximum Amount”). If the Surviving Corporation is unable to obtain the insurance required by this Section 5.9(c) because its cost exceeds the Maximum Amount, it shall obtain as much comparable insurance as possible for an annual premium up to the Maximum Amount for the years within such six (6)-year period for a premium equal to the Maximum Amount. In lieu of such insurance, prior to the Closing Date, the Company may, at its option, purchase a six (6)-year prepaid “tail” directors’ and officers’ liability insurance policy for the Company and its Subsidiaries and their respective current and former directors and officers who are currently covered by the directors’ and officers’ insurance coverage currently maintained by or for the benefit of the Company and its Subsidiaries, such tail policy to provide coverage in an amount not less than the existing coverage and to have other terms not less favorable in the aggregate to the insured persons than the directors’ and officers’ insurance coverage currently maintained by or for the benefit of the Company and its Subsidiaries with respect to claims arising from facts or events that occurred at or before the Effective Time; provided, however, that in no event shall the cost of any such tail policy exceed the Maximum Amount. The Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, maintain such policies in full force and effect, and continue to honor the obligations thereunder.

(d) Parent shall pay all reasonable and documented expenses, including reasonable and documented attorneys’ fees, that may be incurred by any Indemnified Party in enforcing the indemnity and other obligations provided in this Section 5.9.

(e) The rights of each Indemnified Party hereunder shall be in addition to, and not in limitation of, any other rights such Indemnified Party may have under the certificates of incorporation or bylaws or other organizational documents of the Company or any of its Subsidiaries or the Surviving Corporation, any other indemnification arrangement set forth on Section 5.9 of the Company Disclosure Letter, the DGCL or otherwise. The provisions of this Section 5.9 shall survive the consummation of the Merger and expressly are intended to benefit, and are enforceable by, each of the Indemnified Parties.

(f) In the event that Parent, the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity in such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, then, and in either such case, proper provision shall be made so that the successors and assigns of Parent or the Surviving Corporation, as the case may be, shall assume the obligations set forth in this Section 5.9.

Section 5.10 Financing Provisions.

(a) Parent shall use its reasonable best efforts to take and shall cause each of its Subsidiaries to use their respective reasonable best efforts to take, or cause to be taken, all actions, and do, or cause to be done, all things necessary, proper or advisable to obtain the proceeds of the Financing in an amount sufficient to fund the Merger Amounts on the date upon which the Merger is required to be consummated pursuant to the terms hereof, including by using reasonable best efforts to (i) maintain in effect the Commitment Letters, (ii) negotiate and enter into definitive agreements with respect to the Debt Financing required to pay the Merger Amounts (after taking into account any available Equity Financing) (which, with respect to the bridge facility documentation, shall not be required until reasonably necessary in connection with the funding of the Debt Financing required to satisfy the Merger Amounts (after taking into account any Equity Financing)) (the “Definitive Agreements”) consistent with the terms and conditions contained in the Debt Commitment Letters (including, as necessary, the “flex” provisions contained in any related fee letter) and without any Prohibited Modification, (iii) satisfy on a timely basis all conditions required to be satisfied by it in the Commitment Letters and the Definitive Agreements and complying with all of its obligations thereunder and (iv) enforce its rights under the Commitment Letters and Definitive Agreements in a timely and diligent manner. Without limiting the generality of the foregoing, in the event that all conditions contained in the Commitment Letters or the Definitive Agreements (other than the consummation of the Merger, those conditions that by their nature are to be satisfied or waived at the Closing and those conditions the failure of which to be satisfied is attributable to a breach by

Parent or Merger Sub of its representations, warranties, covenants or agreements contained in this Agreement, and other than, with respect to the Debt Financing, the availability of the Equity Financing and, with respect to the Equity Financing, the availability of the Debt Financing) have been satisfied, Parent shall fully enforce the counterparties’ obligations under the Commitment Letters and cause the Equity Investors to and shall use reasonable best efforts to cause the Debt Financing Entities to comply with their respective obligations thereunder, including to fund the Financing.

(b) Parent shall not, and shall not permit Merger Sub or any of Parent’s other Subsidiaries to, without the prior written consent of the Company: (i) permit, consent to or agree to any amendment, replacement, supplement or modification to, or any waiver of, any provision or remedy under, any Commitment Letter or any Definitive Agreement if such amendment, replacement, supplement, modification, waiver or remedy (A) adds new (or adversely modifies any existing) conditions to the consummation of all or any portion of the Financing, (B) reduces the aggregate principal amount of the Financing below the amount necessary to satisfy the Merger Amounts, (C) adversely affects the ability of Parent to enforce its rights against other parties to any Commitment Letter or any Definitive Agreement as so amended, replaced, supplemented or otherwise modified relative to the ability of Parent to enforce its rights against the other parties to the corresponding Commitment Letters as in effect on the date hereof or (D) could otherwise reasonably be expected to prevent, impair, impede or materially delay the consummation of the Merger and the other transactions contemplated by this Agreement (the effects described in clauses (A) through (D), collectively, the “Prohibited Modifications”); provided that the Debt Commitment Letters may be amended to add additional lenders, lead arrangers, bookrunners, syndication agents or other entities who had not executed the Debt Commitment Letters as of the date of this Agreement so long as any such addition would not effect a Prohibited Modification, or (ii) terminate any Commitment Letter or any Definitive Agreement. Parent shall promptly deliver to the Company copies of any amendment, replacement, supplement, modification or waiver to any Commitment Letter or any Definitive Agreement.

(c) In the event that any portion of the Debt Financing required to pay the Merger Amounts becomes unavailable, regardless of the reason therefor, Parent shall (i) promptly notify the Company in writing of such unavailability and the reason therefor and (ii) subject to the last sentence of this Section 5.10(c), use reasonable best efforts, and cause each of its Subsidiaries to use their respective reasonable best efforts, to arrange and obtain, as promptly as practicable following the occurrence of such event, alternative financing for any such unavailable portion from the same or alternative sources (the “Alternative Financing”) in an amount sufficient, when taken together with the available portion of the Financing, to pay the Merger Amounts, and which does not include any Prohibited Modifications. Parent shall provide the Company with prompt written notice (i) of any actual breach, default, cancellation, termination or repudiation by any party to any Commitment Letters or any Definitive Agreement of which Parent becomes aware and (ii) upon receipt of any written notice or other written communication from any Debt Financing Entity or Equity Investor or other financing source with respect to any actual or threatened breach, default, cancellation, termination or repudiation by any party to any Commitment Letter or any Definitive Agreement of any provision thereof. Parent shall keep the Company informed on a reasonably current basis of the status of its efforts to consummate the Financing, including any Alternative Financing. Notwithstanding anything to the contrary contained in this Agreement, nothing contained in this Section 5.10 shall require, and in no event shall the reasonable best efforts of Parent be deemed or construed to require, Parent to pay any fees or any interest rates applicable to the Debt Financing in excess of those contemplated by the Debt Commitment Letters (after giving effect to the market flex provisions), or agree to terms materially less favorable to Parent or the Company than the terms contained in or contemplated by the Debt Commitment Letters as of the date hereof (in either case, whether to secure waiver of any conditions contained therein or otherwise). The foregoing notwithstanding, compliance by Parent and Merger Sub within this Section 5.10 shall not relieve Parent or Merger Sub of their obligations to consummate the transactions contemplated by this Agreement, whether or not the Financing, any Alternative Financing or any other financing is available.

(d) To the extent that Parent obtains Alternative Financing or amends, replaces, supplements, modifies or waives any of the Commitment Letters or the Definitive Agreements, in each case pursuant to this

Section 5.10 and without any Prohibited Modification, references to the “Financing,”, “Equity Financing”, “Debt Financing,” “Debt Financing Parties,” “Equity Commitment Letter”, “Debt Commitment Letters”, “Commitment Letters” and “Definitive Agreements” (and other like terms in this Agreement) shall be deemed to refer to such Alternative Financing, the commitments thereunder and the agreements with respect thereto, or the Financing as so amended, replaced, supplemented, modified or waived.

(e) Prior to the Closing, the Company shall use its reasonable best efforts, and shall use its reasonable best efforts to cause its Subsidiaries to use their respective reasonable best efforts, and shall direct its and their Representatives to use their reasonable best efforts, to provide customary cooperation in connection with the arrangement and implementation of the Debt Financing, to the extent reasonably requested by Parent in writing, including using reasonable best efforts to:

(i) as promptly as practicable (A) furnish Parent with the Required Financial Information and (B) inform Parent if the chief executive officer, chief financial officer, treasurer, controller or comparable officer of the Company shall have knowledge of any facts as a result of which a restatement of any financial statements (or portion thereof) included in the Required Financial Information is reasonably probable or required in order for such financial statements (or portion thereof) to comply with GAAP;

(ii) (A) execute customary authorization letters (containing customary 10b-5 representations) with respect to the Offering Documents relating to the “bank” financing that authorize the distribution of information to prospective lenders, (B) identify any portion of such information that constitutes material, non-public information regarding the Company or its Subsidiaries or their respective securities, and (C) cause members of senior management of the Company to participate in a reasonable number of customary meetings, presentations, road shows, due diligence sessions, drafting sessions and sessions with rating agencies, at reasonable and mutually agreed times and with reasonable advance notice, and in each case which shall be telephonic or held by videoconference unless otherwise agreed to by the Company;

(iii) (A) cooperating with the marketing efforts for any of the Debt Financing and (B) assisting Parent and the Debt Financing Entities with obtaining ratings as contemplated by the Debt Financing;

(iv) assist Parent and the Debt Financing Entities in their preparation of the Offering Documents and review and comment on Parent’s draft of a business description and a “Management’s Discussion and Analysis” of the financial statements to be included in such Offering Documents;

(v) in the event the Debt Financing includes an offering of debt securities, request and facilitate its independent auditors to (A) provide, consistent with customary practice, customary accountant’s comfort letters (including “negative assurance” comfort and change period comfort), together with drafts of such comfort letters that such independent auditors are prepared to deliver upon the “pricing” of any high-yield bonds being issued in connection with the Debt Financing, and consents from the Company’s independent auditors with respect to financial information regarding the Company and its Subsidiaries, (B) provide reasonable assistance to the Parent in connection with Parent’s preparation of pro forma financial statements and pro forma financial information (it being agreed that the Company will not be required to provide any information or assistance relating to (A) the proposed aggregate amount of debt and equity financing, together with assumed interest rates, dividends (if any) and fees and expenses relating to the incurrence of such debt or equity financing, (B) any post-Closing or pro forma cost savings, synergies, capitalization or ownership desired to be incorporated into any information used in connection with the Debt Financing or (C) any financial information related to Parent or any of its Subsidiaries) and (C) attend a reasonable and customary number of accounting due diligence sessions and drafting sessions, which sessions shall be telephonic or held by videoconference and held at reasonable and mutually agreed times;

(vi) assist Parent in its preparation of, and facilitate execution and delivery as of but not prior to the Closing of, definitive financing documents (including any guarantee, pledge and security documents, supplemental indentures, currency or interest rate hedging arrangement, other definitive financing documents or other certificates or documents as may be reasonably requested by Parent or the Debt Financing Entities (including a certificate of the chief financial officer of the Company with respect to solvency matters in the form set forth as an exhibit to the Debt Commitment Letters)) and the schedules and exhibits thereto, it being understood that the effectiveness of such documents shall be conditioned upon the occurrence of the Closing;

(vii) facilitate the pledging of collateral and granting of guarantees for the Debt Financing, including using reasonable best efforts to deliver any original stock certificates and appropriate instruments of transfer of wholly owned Subsidiaries of the Company that are reasonably available to the Company and constitute collateral for the Debt Financing and providing reasonable and customary assistance to Parent and Merger Sub in connection with Parent and Merger Sub’s negotiation of any collateral documents that involve a third party, including landlord waivers, deposit account control agreements, blocked account arrangements or lock box arrangements, if applicable; it being understood in each case that the effectiveness of such pledges and other documents shall be conditioned upon the occurrence of the Closing;

(viii) furnish Parent and the Debt Financing Entities at least five (5) Business Days prior to the Closing Date (solely to the extent requested by Parent in writing at least ten (10) Business Days prior to the Closing Date) with all documentation and other information related to the Company and its Subsidiaries required by Government Officials with respect to the Debt Financing under applicable “know your customer” and anti-money laundering rules and regulations, including, without limitation, the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001, as amended and the requirements of 31 C.F.R. § 1010.230;

(ix) solely with respect to financial information and data derived from the Company’s historical books and records, provide reasonable and customary assistance to Parent with the preparation of pro forma financial information and pro forma financial statements to the extent reasonably requested by Parent or the Debt Financing Entities and customary to be included in any marketing materials or Offering Documents or of the type required by the Debt Commitment Letters (provided that the Company and its Subsidiaries shall not be responsible for the preparation of any pro forma financial statements or pro forma adjustments thereto and, for the avoidance of doubt, shall not be obligated to provide any Excluded Information);

(x) facilitate the taking, no earlier than the Closing, of customary corporate approvals, reasonably requested by Parent to permit the consummation of the Debt Financing (provided, that no such action shall be required of the Board of Directors);

(xi) cooperate in satisfying the conditions precedent set forth in the Debt Commitment Letters as in effect as of the date hereof or any definitive document relating to the Debt Financing with conditions precedent substantially the same as those set forth in the Debt Commitment Letters as in effect as of the date hereof to the extent the satisfaction of such condition requires the cooperation of, or is within the control of, the Company and its Subsidiaries; and

(xii) ensure that the Debt Financing Entities and their advisors and consultants shall have customary and reasonable access, at mutually agreed times and places and on a reasonable and customary number of occasions to the Company’s and its Subsidiaries’ books and records and relevant personnel to evaluate the Company’s and its Subsidiaries’ current assets, inventory, cash management and accounting systems, policies and procedures relating thereto for the purposes of Parent and Merger Sub establishing collateral arrangements as of the Closing, and provide customary assistance with other collateral audits, collateral appraisals and due diligence examinations customary for debt financing of the type consistent with the Debt Financing, at mutually agreed times and places.

(f) The foregoing notwithstanding, neither the Company nor any of its Subsidiaries or Representatives shall be required to take or permit the taking of any action pursuant to this Section 5.10 or Section 5.17 that could: (1) require the Company, its Subsidiaries or any Persons who are officers or directors of such entities to pass resolutions or consents to approve or authorize the execution of the Debt Financing or enter into, execute or deliver any certificate, document, opinion, instrument or agreement or agree to any change or modification of any existing certificate, document, opinion, instrument or agreement (except any authorization letters delivered pursuant to Section 5.10(e)(ii), customary management representation letters required by the Company’s auditors in connection with delivery of “comfort letters” as set forth in Section 5.10(e)(v), or the legal opinion, officer’s certificate or supplemental indenture provided in connection with a Consent Solicitation in accordance with, and to the extent required by, Section 5.17), in each, unless (A) such Person will continue as an officer, director or equivalent of such entities following the Closing and (B) the effectiveness of such resolutions, consents, certificates, documents, instruments, agreements, changes or modifications is contingent upon the occurrence of the Closing, (2) cause any representation or warranty in this Agreement to be breached by the Company or any of its Subsidiaries, (3) require the Company or any of its Subsidiaries to pay any commitment or other similar fee or incur any other expense, liability or obligation in connection with the Debt Financing prior to the Closing or otherwise incur any obligation under any agreement, certificate, document or instrument, (4) reasonably be expected to cause any director, officer or employee or stockholder of the Company or any of its Subsidiaries to incur any personal liability, (5) reasonably be expected to conflict with the organizational documents of the Company or any of its Subsidiaries or any Laws, (6) reasonably be expected to result in a material violation or breach of, or a default (with or without notice, lapse of time, or both) under, any Company Material Contract to which the Company or any of its Subsidiaries is a party, (7) require the Company, its Subsidiaries or any of their Representatives to provide access to or disclose information that the Company or any of its Subsidiaries determines would jeopardize any attorney-client privilege or other applicable privilege or protection of the Company or any of its Subsidiaries, (8) require the Company or any of its Subsidiaries or any of their Representatives to prepare or provide any Excluded Information or (9) unreasonably interfere with the ongoing operations of the Company or any of its Subsidiaries. Nothing contained in Section 5.10, Section 5.17 or otherwise in this Agreement shall require the Company or any of its Subsidiaries, prior to the Closing, to be an issuer or other obligor with respect to the Debt Financing. Parent shall, promptly upon written request by the Company, reimburse the Company and each of its Subsidiaries for all reasonable and documented out-of-pocket costs incurred by them or their respective Representatives in connection with such cooperation and shall reimburse, indemnify and hold harmless the Company and its Subsidiaries and their respective Representatives from and against any and all liabilities and losses suffered or incurred by them in connection with the arrangement of the Debt Financing or the transactions contemplated by Section 5.17, any action taken by them at the request of Parent or its Representatives pursuant to Section 5.10 or Section 5.17 and any information used in connection therewith (other than liabilities or losses resulting solely from information provided by the Company or its Subsidiaries), in each case, other than to the extent any of the foregoing was suffered or incurred as a result of the bad faith, gross negligence or willful misconduct of, or material breach of this Agreement by, the Company, its Subsidiaries or any of their Representatives, as determined in a final and non-appealable judgment by a court of competent jurisdiction.

(g) The parties hereto acknowledge and agree that the provisions contained in Section 5.10 represent the sole obligation of the Company, its Subsidiaries and their respective Representatives with respect to cooperation in connection with the arrangement of any financing (including the Financing) to be obtained by Parent or Merger Sub with respect to the transactions contemplated by this Agreement and the Commitment Letters, and no other provision of this Agreement (including the Exhibits and Schedules hereto) or the Commitment Letters shall be deemed to expand or modify such obligations.

(h) The Company shall, and shall cause its Subsidiaries to, use reasonable best efforts to periodically update any Required Financial Information provided to Parent as may be necessary so that such Required Financial Information is (i) Compliant and (ii) meets the applicable requirements set forth in the definition of “Required Financial Information”. For the avoidance of doubt, Parent may, to most effectively access the financing markets, request the cooperation of the Company and its Subsidiaries under Section 5.10(e) at any time, and from time to time and on multiple occasions, between the date of this Agreement and the Closing; provided that, for the avoidance of doubt, the Marketing Period shall not be applicable as to each attempt to access the markets (it being understood and agreed that once the “Marketing Period” has commenced and then been completed in accordance with the definition thereof, there shall not be a subsequent “Marketing Period” hereunder). Parent agrees to provide the Company drafts of all Offering Documents and all marketing materials for the Debt Financing with a reasonable time to review such documents and materials, and subject to Parent’s compliance with such obligation, the Company agrees to use reasonable best efforts to review all such Offering Documents and marketing materials and identify for Parent any information contained therein that it reasonably believes constitutes material non-public information with respect to the Company and its Subsidiaries (taken as a whole) or their respective securities. If the Company identifies any such information (“Identified MNPI”), and such information is customarily included in offering documents or marketing materials for debt financing of the type consistent with the Debt Financing, is reasonably requested by Parent to be included in the Offering Documents or marketing materials for the Debt Financing and does not include information as to which the Company reasonably objects (any such Identified MNPI, “Acceptable MNPI”), then the Company shall file a Current Report on Form 8-K containing such material non-public information. Parent shall remove all such Identified MNPI that is not Acceptable MNPI from such Offering Documents and marketing materials.

(i) All non-public or otherwise confidential information regarding the Company or any of its Affiliates obtained by Parent or its Representatives pursuant to Section 5.10 shall be kept confidential in accordance with the Confidentiality Agreement. The Company hereby consents to the use of its and its Subsidiaries’ logos in connection with the Debt Financing; provided that such trademarks and logos are used solely in a manner that is not intended to or reasonably likely to harm or disparage the Company or any of its Subsidiaries or the reputation or goodwill of the Company or any of its Subsidiaries.

Section 5.11 Stockholder Litigation. Prior to the earlier of the Effective Time or the Termination Date, the Company shall notify Parent promptly of (and, in any event within two (2) Business Days of becoming aware of) any Action brought by stockholders of the Company or other Persons (other than Parent Related Parties) against the Company and/or any of its directors, officers or Representatives arising out of or relating to this Agreement, the Merger or the other transactions contemplated hereby (whether directly or on behalf of the Company and its Subsidiaries or otherwise) (“Stockholder Litigation”), and shall keep Parent reasonably informed with respect to the status thereof, including by promptly (and, in any event, within two (2) Business Days of receipt of same) providing Parent with copies of all proceedings and material correspondence relating to such Action; provided that Company shall control the defense, settlement and prosecution of any Stockholder Litigation; provided, however, that the Company shall give Parent the right to participate (at Parent’s sole expense) in the defense and settlement of any Stockholder Litigation (including by allowing for advanced review and comment on all material filings or responses to be made by the Company in connection with any Stockholder Litigation), and the right to consult on the settlement, release, waiver or compromise of any such litigation, and the Company shall in good faith take such comments into account, and no such settlement, release, waiver or compromise of such litigation shall be agreed to without Parent’s prior written consent (such consent not to be unreasonably withheld, conditioned or delayed).

Section 5.12 Stock Exchange De-listing; 1934 Act Deregistration. Prior to the Effective Time, the Company shall cooperate with Parent and use its commercially reasonable efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable Laws and rules and policies of NYSE and the SEC to enable the de-listing by the Surviving Corporation of the Common Stock from NYSE and the deregistration of the Common Stock under the Exchange Act as promptly as practicable after the Effective Time.

Section 5.13 Rule 16b-3. Prior to or in connection with the Closing, the Company shall be permitted to take such steps as may be reasonably necessary or advisable hereto to cause dispositions of Company equity securities (including derivative securities) pursuant to the transactions contemplated by this Agreement by each individual who is a director or officer of the Company to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Section 5.14 Obligations of Parent. Parent shall cause Merger Sub and each of Parent’s other Subsidiaries (including any Subsidiary who owns, directly or indirectly, equity interest in Merger Sub), and the

Surviving Corporation, to comply with, duly perform, satisfy and discharge on a timely basis, all of their respective covenants, obligations and liabilities under this Agreement, and Parent shall be jointly and severally liable with the Subsidiaries for the due and timely performance, satisfaction and discharge of each of the said covenants, obligations and liabilities. Parent shall cause its applicable Subsidiary, in its capacity as the sole stockholder of Merger Sub, to execute and deliver, in accordance with applicable Law and Merger Sub’s organizational documents, a written consent approving and adopting this Agreement and the transactions contemplated hereby and promptly provide evidence thereof to the Company.

Section 5.15 Director Resignation. Except as otherwise may be agreed by Parent, the Company shall use its reasonable best efforts to deliver to Parent the resignation of all members of the Board of Directors who are in office immediately prior to the Effective Time, which resignations shall be effective as of (but conditioned on the occurrence of) the Effective Time.

Section 5.16 Further Assurances. At and after the Effective Time, the officers and directors of the Surviving Corporation shall be authorized to execute and deliver, in the name and on behalf of the Company or Merger Sub, any deeds, bills of sale, assignments or assurances and to take and do, in the name and on behalf of the Company or Merger Sub, any other actions and things to vest, perfect or confirm of record or otherwise in the Surviving Corporation any right, title and interest in, to and under any of the rights, properties or assets of the Company acquired or to be acquired by the Surviving Corporation as a result of, or in connection with, the Merger.

Section 5.17 Company Indebtedness.

(a) Parent or Merger Sub will be permitted to commence and conduct, in accordance with the terms of the Indenture and applicable Law, including SEC rules and regulations, one or more offers to purchase, including any “Change of Control Offer” (as such term is defined in the Indenture) and/or any tender offer, or any exchange offer, and to conduct one or more consent solicitations, if any (each such offer or solicitation by Parent or Merger Sub, a “Debt Offer” and collectively, the “Debt Offers”, and any such consent solicitation, a “Consent Solicitation”) in connection with the Merger and the other transactions contemplated by this Agreement; provided that the closing of any such Debt Offer shall not be consummated prior to the Closing and any such transaction shall be funded using consideration provided by Parent or any of its Subsidiaries (other than the Company or one of its Subsidiaries). Parent and Merger Sub shall consult with the Company regarding the material terms and conditions of any Debt Offers, including the timing and commencement of any Debt Offers and any tender deadlines. Parent and Merger Sub shall not be permitted to commence any Debt Offer until Parent shall have provided to the Company the necessary offer to purchase, consent solicitation statement, letter of transmittal, press release, if any, in connection therewith, and each other document relevant to the transaction that will be distributed by Parent or Merger Sub to holders of the Senior Notes (collectively, the “Debt Offer Documents”) a reasonable period of time in advance of commencing the applicable Debt Offer to allow the Company and its counsel to review and comment on such Debt Offer Documents (and Parent shall consider in good faith comments of the Company and its counsel thereon). Each of the Company and its Subsidiaries shall use its respective reasonable best efforts to, and will use its respective reasonable best efforts to cause its respective affiliates, officers, employees and Representatives to, reasonably cooperate with Parent and Merger Sub in connection with the Debt Offers; provided that prior to the Closing, neither the Company nor any of its Subsidiaries nor counsel for any of them shall be required to furnish any certificates, legal opinions or negative assurance letters in connection with any Debt Offers (other than, in connection with the execution of the supplemental indentures relating to the Consent Solicitations, the Company delivering and using reasonable best efforts to cause counsel for the Company to deliver customary officer’s certificates and customary legal opinions (other than any opinions as to Tax matters), respectively, to the Trustee, to the extent such certificates and opinions would not, in the opinion of the Company, its counsel or the Trustee, conflict with applicable Law or the Indenture and would be accurate in light of the facts and circumstances at the time delivered) or execute any other instruments or agreements in connection therewith other than the supplemental indenture described in the immediately following paragraph with respect to the Consent Solicitations. In no event shall the Company or any of its Subsidiaries be required to incur any financing or provide assistance in obtaining any financing for a Debt Offer other than the Debt Financing; it being further understood that no such Debt Offer shall delay the Closing beyond the date that it is required to occur under Section 1.2. The closing of the Debt Offers will be expressly conditioned on the occurrence of the Closing. The Debt Offers will be conducted in compliance with the Indenture and applicable Law (including SEC rules and regulations) and the Company will not be required to cooperate with respect to any Debt Offer that would reasonably be expected to be inconsistent with the terms of the Indenture or applicable Law.

(b) Subject to the receipt of any requisite consents in connection with any Consent Solicitation, the Company and its Subsidiaries will execute one or more supplemental indentures to the Indenture in accordance with the Indenture, amending the terms and provisions of the Indenture as described in the applicable Debt Offer, as reasonably requested by Parent, which supplemental indentures shall become effective upon the execution thereof (or as otherwise contemplated in the applicable Consent Solicitation) and operative no earlier than the Closing Date; provided, however, that in no event will the Company or any of its officers, directors or other Representatives have any obligation to authorize, adopt or execute any amendments or other agreement that would, in the opinion of the Company, its counsel or the Trustee, be inconsistent with the terms of the Indenture or applicable Law or that would become operative before the Closing Date.

(c) If requested by Parent, in lieu of or in addition to Parent or Merger Sub commencing any Debt Offers for the Senior Notes, the Company shall (i) send a notice of redemption with respect to all or a portion of the outstanding aggregate principal amount of the Senior Notes (which shall be in the form required under the Indenture and conditioned upon the consummation of the Closing, if sent prior to the Closing, and shall be in form and substance reasonably satisfactory to the Company) to the Trustee and (ii) request that the Trustee deliver such notice to the holders of the Senior Notes, and, if such notice is sent prior to the Closing, and solely to the extent required by the terms of the Indenture and by the Trustee in order to cause or permit the Trustee to so deliver such notice to such holders, deliver and use reasonable best efforts to cause counsel for the Company to deliver a customary officer’s certificate and customary legal opinion (other than any opinions as to Tax matters) relating to the delivery of such notice of redemption by the Trustee to the holders of Senior Notes, to the Trustee under the Indenture, to the extent such certificate and opinion would not, in the opinion of the Company, its counsel or the Trustee, conflict with the Indenture applicable Law and would be accurate in light of the facts and circumstances at the time delivered). On or prior to the Closing, Parent shall make, or cause to be made, a deposit with the Trustee of funds sufficient to pay in full the outstanding aggregate principal amount of, accrued and unpaid interest through the applicable redemption date on, and applicable redemption premiums related to, the Senior Notes so redeemed, together with payment of other fees and expenses payable by the Company under the Indenture.

(d) The Company shall use reasonable best efforts to have delivered to Parent at least three (3) Business Days prior to the Closing Date (A) an appropriate and customary payoff letter with respect to the Existing Company Credit Agreements (the “Payoff Letters”), in each case, specifying the aggregate payoff amount of the Company’s obligations (including principal, interest, fees, expenses, premium (if any) and other amounts payable in respect of such indebtedness) that will be outstanding under such indebtedness as of the Closing and providing for a release of all Liens and guarantees thereunder upon the receipt of the respective payoff amounts specified in the Payoff Letter, including, in the case of any letters of credit or similar obligations, cash collateralization of such obligations (it being understood and agreed that Parent and Merger Sub shall be responsible for paying all amounts under the Payoff Letters (including cash collateralizing any letters of credit or similar obligations)) and (B) customary documentation evidencing the release of all Liens with respect to the Existing Company Credit Agreements (including any customary termination statements on Form UCC-3 or other customary releases).

Section 5.18 Additional Obligations. Parent and the Company shall, and shall cause their respective Subsidiaries to, reasonably cooperate to effect the Closing in the manner described on Section 5.18 of the Company Disclosure Letter, subject to the terms and conditions thereof (it being understood that this

Section 5.18 shall not require the Company to incur any expense, liability or obligation, or take any action that would reasonably be expected to result in a material violation or breach of, or a default under, any Company Material Contract).

ARTICLE 6

CONDITIONS TO THE MERGER

Section 6.1 Conditions to Obligation of Each Party to Effect the Merger. The respective obligations of each party to effect the Merger and the other transactions contemplated hereby shall be subject to the satisfaction (or waiver by Parent and the Company to the extent permitted by applicable Law) at or prior to the Closing Date of the following conditions:

(a) Stockholder Approval. The Company Stockholder Approval shall have been obtained.

(b) No Legal Restraints. No order, decree or ruling (whether preliminary or permanent) by any Governmental Entity in any jurisdiction in which Parent or the Company has material business operations, that prohibits the consummation of the Merger and the other transactions contemplated hereby shall have been entered and shall continue to be in effect, and no Law shall have been enacted, entered, promulgated, enforced or deemed applicable after the date hereof by any Governmental Entity in any jurisdiction in which Parent or the Company has material business operations that, in any case, prohibits or makes illegal the consummation of the Merger.

(c) Regulatory Approvals. (i) Any waiting period under the HSR Act applicable to the Merger shall have expired or been earlier validly terminated, (ii) CFIUS Approval shall have been obtained or shall be deemed to have been obtained and (iii) the consents, clearances and approvals as set forth on Section 6.1(c) of the Parent Disclosure Letter shall have been obtained or shall be deemed to have been obtained.

Section 6.2 Conditions to Obligation of the Company to Effect the Merger. The obligation of the Company to effect the Merger is further subject to the satisfaction (or waiver by the Company to the extent permitted by applicable Law) at or prior to the Closing Date of the following conditions:

(a) The representations and warranties of Parent and Merger Sub set forth in Article 4 (without regard to any qualifications as to materiality or Parent Material Adverse Effect contained in such representations and warranties) shall be true and correct both when made and at and as of the Closing Date, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date), except where the failure of such representations and warranties to be so true and correct has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(b) Parent and Merger Sub shall have performed in all material respects all obligations and complied in all material respects with all covenants required by this Agreement to be performed or complied with by them prior to the Closing Date.

(c) Parent shall have delivered to the Company a certificate, dated as of the Closing Date and signed by a senior officer, certifying to the effect that the conditions set forth in Section 6.2(a) and Section 6.2(b) have been satisfied.

Section 6.3 Conditions to Obligations of Parent and Merger Sub to Effect the Merger. The obligations of Parent and Merger Sub to effect the Merger and the other transactions contemplated hereby are further subject to the satisfaction (or waiver by Parent and Merger Sub to the extent permitted by applicable Law) at or prior to the Closing Date of the following conditions:

(a) (i) The representations and warranties of the Company set forth in the first sentence of Section 3.1(a), Section 3.2(b), Section 3.3(a) and Section 3.21 shall be true and correct in all material respects, both when made and at and as of the Closing Date, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date); (ii) the representations and warranties of the Company set forth in Section 3.11(a) shall be true and correct in all respects, (iii) the representations and warranties set forth in Section 3.2(a) shall be true in all respects, except for any de minimis inaccuracies and (iv) the other representations and warranties of the Company set forth in Article 3 (disregarding all materiality and Company Material Adverse Effect qualifications contained therein) shall be true and correct both when made and at and as of the Closing Date, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date), except with respect to this clause (iv) where the failure of such representations and warranties to be so true and correct has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b) The Company shall have performed in all material respects all obligations and complied in all material respects with all covenants required by this Agreement to be performed or complied with by it prior to the Closing Date.

(c) Since the date of this Agreement there shall not have occurred a Company Material Adverse Effect.

(d) The Company shall have delivered to Parent a certificate, dated as of the Closing Date and signed by its Chief Executive Officer or another senior officer, certifying to the effect that the conditions set forth in Section 6.3(a), Section 6.3(b) and Section 6.3(c) have been satisfied.

Section 6.4 Frustration of Closing Conditions. No party hereto may rely, either as a basis for not consummating the Merger or terminating this Agreement and abandoning the Merger, on the failure of any condition set forth in Section 6.1, Section 6.2 or Section 6.3, as the case may be, to be satisfied if such failure was caused by such party’s failure to act in good faith or breach of any covenant or agreement of this Agreement.

ARTICLE 7

TERMINATION

Section 7.1 Termination or Abandonment. Anything contained in this Agreement to the contrary notwithstanding, this Agreement may be validly terminated and abandoned at any time prior to the Closing Date, whether before or after any obtaining the Company Stockholder Approval (except pursuant to Section 7.1(g)):

(a) by the mutual written consent of the Company and Parent;

(b) by either the Company or Parent if (i) the Closing Date shall not have occurred on or before September 13, 2023 (provided that if, as of such date all conditions set forth in Section 6.1, Section 6.2 and Section 6.3 shall have been satisfied or waived (other than those conditions that by their nature are to be satisfied at the Closing) other than the conditions set forth in Section 6.1(b) or Section 6.1(c) (but only to the extent that the applicable legal restraint relates to any Antitrust Law), then such date shall automatically be extended to December 13, 2023 (such date as it may be so extended, the “End Date”)) and (ii) the party seeking to terminate this Agreement pursuant to this Section 7.1(b) shall not have breached in any material respect its obligations under this Agreement in any manner that shall have primarily caused the failure to consummate the Merger on or before such date; provided, that (A) if the Marketing Period shall have commenced on or prior to the End Date but not been completed by the date that is three (3) Business Days prior to the End Date, but all other conditions to the Closing (other than those conditions that by their nature are to be satisfied at the Closing) have been satisfied or, to the extent permitted by law, waived, then the End Date shall be extended to the third (3rd) Business Day following the final day of the Marketing Period, and such date shall become the End Date for purposes of this Agreement, (B) if the Marketing Period shall have commenced on or prior to the End Date but not been completed by the date that is three (3) Business Days prior to the End Date or could have commenced on or prior to the End Date but did not, in each case, solely as a result of the effect of clause (i) of the first proviso in the definition of “Marketing Period”, then the End Date shall be extended to the third (3rd) Business Day following the final day of the first 18 consecutive day period beginning on September 5, 2023, and such date shall become the End Date for purposes of this Agreement and (C) if the Marketing Period shall have commenced on or prior to the End Date but not been completed by the date that is three (3) Business Days prior to the End Date and would subsequently be deemed not to have commenced under clause (y)(C) of the second proviso set forth in the definition of “Marketing Period” solely as a result of any Required Financial Information being not Compliant by virtue of becoming stale on or prior to the date that would otherwise be the End Date, the End Date may be extended (or further extended) by either the Company or Parent for a period of up to 45 days by written notice to the other party at least one Business Day prior to the End Date;

(c) by either the Company or Parent if any Governmental Entity in any jurisdiction in which Parent or the Company has material business operations shall have issued an order, decree or ruling permanently restraining, enjoining or otherwise prohibiting or making illegal the consummation of the Merger, and such order, decree or ruling shall have become final and nonappealable; provided that the right to terminate this Agreement pursuant to this Section 7.1(c) shall not be available to a party if the enactment, issuance, promulgation, enforcement or entry of such order, decree or ruling, or the order, decree or ruling becoming final and non-appealable, was primarily caused by the failure of such party to perform any of its obligations under this Agreement;

(d) by either the Company or Parent if the Company Meeting (including any adjournments or postponements thereof) shall have concluded and the Company Stockholder Approval contemplated by this Agreement shall not have been obtained upon a vote taken thereon;

(e) by the Company, if Parent or Merger Sub shall have breached or failed to perform in any material respect any of their representations, warranties, covenants or other agreements contained in this Agreement, which breach or failure to perform (i) would result in a failure of a condition set forth in Section 6.1 or Section 6.2 and (ii) cannot be cured by the End Date or, if curable, is not cured within thirty-five (35) Business Days following the Company’s delivery of written notice to Parent stating the Company’s intention to terminate this Agreement pursuant to this Section 7.1(e) and the basis for such termination (which notice shall specify in reasonable detail the nature of such breach); provided, that the Company is not then in material breach of any representation, warranty, agreement or covenant contained in this Agreement;

(f) by Parent, if the Company shall have breached or failed to perform in any material respect any of its representations, warranties, covenants or other agreements contained in this Agreement, which breach or failure to perform (i) would result in a failure of a condition set forth in Section 6.1 or Section 6.3 and (ii) cannot be cured by the End Date or, if curable, is not cured within thirty-five (35) Business Days following Parent’s delivery of written notice to the Company stating Parent’s intention to terminate this Agreement pursuant to this Section 7.1(f) and the basis for such termination (which notice shall specify in reasonable detail the nature of such breach); provided, that Parent or Merger Sub is not then in material breach of any representation, warranty, agreement or covenant contained in this Agreement;

(g) at any time prior to obtaining the Company Stockholder Approval, (i) by the Company, in accordance with Section 5.3, in order to enter into a definitive agreement providing for a Superior Proposal, or (ii) by Parent, if the Board of Directors shall have effected a Change of Recommendation in accordance with Section 5.3; and

(h) by the Company, if (i) the Marketing Period has ended and all of the conditions in Section 6.1 and Section 6.3 shall have been satisfied or waived (other than those conditions that by their nature are to be satisfied at the Closing), (ii) Parent and Merger Sub have failed to consummate the Closing within three (3) Business Days after the first date on which Parent and Merger Sub were required to consummate the Closing pursuant to

[2]	Note to Draft: To correspond to December blackout period.

Section 1.2 hereof, (iii) the Company has notified Parent in writing at least three (3) Business Days prior to such termination that Parent is ready, willing and able to consummate the Closing and (iv) at all times during such three (3) Business Day period described in clause (iii) the Company stood ready, willing and able to consummate the Closing; provided, that notwithstanding anything in Section 7.1(b) to the contrary, no party shall be permitted to terminate this Agreement pursuant to Section 7.1(b) during any such three (3) Business Day period.

The party desiring to terminate this Agreement pursuant to this Section 7.1 (other than pursuant to Section 7.1(a)) shall give written notice of such termination specifying the provision of this Section 7.1 pursuant to which this Agreement is being terminated.

Section 7.2 Effect of Termination. In the event that this Agreement is validly terminated in accordance with its terms and the Merger is abandoned pursuant to Section 7.1, this Agreement shall forthwith become null and void and there shall be no liability or obligation on the part of the Company, Parent, Merger Sub (or their valid successors and assigns) or their respective Subsidiaries or Affiliates, or their respective former, current or future directors, officers, partners, direct or indirect stockholders or equity holders, managers, agents, Representatives, members or controlling persons or any other Related Parties of such party, except that (a) no such termination shall relieve the Company of any liability to pay the Company Termination Fee and any interest and other amounts payable pursuant to Section 7.3(e) or Parent or Merger Sub of any liability to pay the Parent Termination Fee or the Parent Regulatory Termination Fee, as applicable, and any interest and other amounts payable pursuant to Section 7.3(e) or the amount of any indemnification and expense reimbursement payable pursuant to Section 5.10(f) or Section 5.18 (including any obligations of the parties to the Limited Guaranty to make such payments in accordance with, and subject to, the terms thereof); (b) no such termination shall relieve any party for liability for such party’s fraud or willful and material breach of any covenant or agreement of this Agreement prior to such termination in each case which the parties acknowledge and agree will not be limited to reimbursement of expenses or out-of-pocket costs, and in the case of any damages sought by the non-breaching party, including any willful and material, such damages will include the benefit of the bargain lost by the non- breaching party, taking into consideration relevant matters, including opportunity costs and the time value of money (including any obligations of the parties to the Limited Guaranty to make such payments in accordance with, and subject to, the terms thereof); and (c) the Confidentiality Agreement, this Section 7.2, Section 5.10(f), Section 5.18, Section 7.3 and Article 8 shall survive the termination hereof; provided, that in no event will (i) the Parent Related Parties, collectively, or the Company Related Parties, collectively, have any liability for monetary damages (including damages for fraud or breach, whether willful, intentional, unintentional or otherwise (including willful breach) or monetary damages in lieu of specific performance) in the aggregate in excess of the Parent Damage Cap or the Company Damage Cap, as applicable, and subject in all respects to Section 7.3 and Section 8.5 (including, in each case, the limitations set forth therein), except in connection with claims against the parties to the Confidentiality Agreement, (ii) the Company or Parent be entitled to payment of both (x) monetary damages (including in connection with fraud or a willful and material breach of this Agreement or breaches under other Transaction Documents (other than the Confidentiality Agreement)) and (y) the Parent Termination Fee, the Parent Regulatory Termination Fee or the Company Termination Fee, as applicable, or (iii) the Company or Parent be entitled to both (x) payment of any monetary damages (including in connection with fraud or a willful and material breach of this Agreement or breaches under other Transaction Documents (other than the Confidentiality Agreement)) or the Parent Termination Fee, the Parent Regulatory Termination Fee or Company Termination Fee, as applicable, and (y) a grant of specific performance of this Agreement (and the Equity Commitment Letter and the Limited Guaranty, if applicable) or any other equitable remedy against another party that results in the Equity Financing being funded and the Closing occurring.

Section 7.3 Termination Fees.

(a) Company Termination Fee. Any provision in this Agreement to the contrary notwithstanding, if (i) the Company shall have validly terminated this Agreement pursuant to Section 7.1(g)(i), (ii) Parent shall have validly terminated this Agreement pursuant to Section 7.1(g)(ii), or (iii) (A) after the date of this Agreement, an Alternative Proposal is publicly communicated by the third party making such Alternative Proposal, publicly proposed or publicly disclosed prior to the Company Meeting (a “Qualifying Transaction”), (B) this Agreement is validly terminated by Parent or the Company pursuant to Section 7.1(b) or Section 7.1(d), or (y) Parent pursuant to Section 7.1(f), and (C) concurrently with or within nine (9) months after such termination, the Company shall have entered into a definitive agreement providing for such Qualifying Transaction or entered into a definitive agreement to effect the transaction contemplated by an Alternative Proposal (which Qualifying Transaction or Alternative Proposal is subsequently consummated, whether during or following such nine (9)-month period) or completed such Qualifying Transaction or such Alternative Proposal, then the Company shall pay, by wire transfer of immediately available funds to an account designated by Parent, a fee of Two Hundred Four Million One Hundred Ninety Thousand Dollars ($204,190,000) in cash (the “Company Termination Fee”), such payment to be made substantially concurrently with termination in the case of clause (i) above, within three (3) Business Days after such termination in the case of clause (ii) above, or within three (3) Business Days after the last to occur of the events set forth in clause (iii) above; it being understood that in no event shall the Company be required to pay the Company Termination Fee on more than one occasion; provided that, for the purposes of the preceding clause (iii), all references to “20%” in the definition of “Alternative Proposal” shall be deemed to be references to “50%”. Except with respect to Parent’s right in connection with claims against the parties to the Confidentiality Agreement in accordance with the terms thereof, upon the payment by the Company of the Company Termination Fee as and when required by this Section 7.3(a) (and any interest and other amounts payable pursuant to Section 7.3(e)), none of the Company and its Subsidiaries and any of their respective former, current or future officers, directors, other fiduciaries, employees, partners, stockholders, optionholders, managers, members, agents, attorneys, advisors, other Representatives or Affiliates (collectively, the “Company Related Parties”) shall have any further liability with respect to this Agreement or the transactions contemplated hereby to Parent, Merger Sub, and any financing sources (including the Debt Financing Parties and the Equity Investors) of Parent or Merger Sub, and any of the foregoing’s respective former, current or future, officers, directors, other fiduciaries, employees, partners, stockholders, optionholders, partners, managers, members, agents, attorneys, advisors or other Representatives or Affiliates (collectively, the “Parent Related Parties”). Except with respect to Parent’s right in connection with claims against the parties to the Confidentiality Agreement and subject in all respects to Section 7.2, this Section 7.3 and Section 8.5 (including, in each case, the limitations set forth therein), payment of the Company Termination Fee pursuant to this Section 7.3(a) shall be deemed to be liquidated damages for any and all losses or damages suffered or incurred by the Parent Related Parties or any other Person in connection with this Agreement (and the termination hereof), the transactions contemplated hereby (and the abandonment thereof) or any matter forming the basis for such termination, and none of the Parent Related Parties or any other Person shall be entitled to bring or maintain any claim, action or proceeding against the Company Related Parties arising out of or in connection with this Agreement, any of the transactions contemplated hereby or any matters forming the basis for such termination. Subject in all respects to Section 7.2, this Section 7.3 and Section 8.5 (including, in each case, the limitations set forth therein), except with respect to Parent’s right in connection with claims against the parties to the Confidentiality Agreement, fraud or a willful and material breach of this Agreement by the Company prior to such valid termination, Parent’s right to receive payment from the Company of the Company Termination Fee pursuant to this Section 7.3(a) (and any interest and other amounts payable pursuant to Section 7.3(e)) shall be the sole and exclusive remedy of the Parent Related Parties against the Company Related Parties for any loss suffered as a result of the failure of the transactions contemplated hereby to be consummated or for a breach or failure to perform hereunder or otherwise and upon payment of the Company Termination Fee, none of the Company Related Parties shall have any further liability or obligation relating to or arising out of this Agreement or the transactions contemplated hereby, except with respect to Parent’s right in connection with claims against the parties to the Confidentiality Agreement. Notwithstanding anything to the contrary in this Agreement or any other Transaction Documents or otherwise, the maximum aggregate liability, whether in equity or at law, in Contract, in tort or otherwise, together with any payment in connection with this Agreement or otherwise, of the Company Related Parties collectively (including multiple, consequential, indirect, special, statutory, exemplary or punitive damages), (x) under this Agreement or other Transaction Document or otherwise, (y) in connection with the failure of the Merger or any other transaction contemplated hereby to be consummated or (z) in respect of any representation or warranty made or alleged to have been made in connection with this Agreement or any other Transaction Document or otherwise, shall not exceed an amount equal to the sum of the Parent Termination Fee and any interest and other amounts payable pursuant to Section 7.3(e) (the “Company Damage Cap”), except with respect to Parent’s right in connection with claims against the parties to the Confidentiality Agreement. In no event shall the Parent Related Parties, seek directly or indirectly, to recover against the Company Related Parties, or compel payment by the Company Related Parties of, any damages or other payments whatsoever (including multiple, consequential, indirect, special, statutory, exemplary or punitive damages) in excess of the Company Damage Cap (except for monetary damages in connection with claims in connection with rights under the Confidentiality Agreement).

(b) Parent Termination Fee. If this Agreement is validly terminated (i) by the Company pursuant to Section 7.1(e) or (ii) by the Company pursuant Section 7.1(h), (or if this Agreement is validly terminated pursuant to Section 7.1(b) or Section 7.1(c) at a time when this Agreement is terminable by the Company pursuant to Section 7.1(e) or Section 7.1(h)), then Parent shall pay the Company, by wire transfer of immediately available funds to an account designated by the Company, a fee of Three Hundred Seventy-Nine Million Two Hundred Thousand Dollars ($379,200,000) in cash (the “Parent Termination Fee”) within three (3) Business Days of such valid termination by the Company.

(c) Parent Regulatory Termination Fee. If this Agreement is validly terminated by the Company or Parent (i) pursuant to Section 7.1(b) and at the time of such termination, all conditions to the Closing other than (x) Section 6.1(b) with respect to any order, decree or ruling by an applicable Governmental Entity to restrain, enjoin or otherwise prohibit or make illegal the consummation of the Merger that is related to Antitrust Laws or (y) Section 6.1(c), have been satisfied, other than those conditions that by their nature are to be satisfied at the Closing or (ii) pursuant to Section 7.1(c) if the applicable order, decree or ruling by the applicable Governmental Entity to restrain, enjoin or otherwise prohibit or make illegal the consummation of the Merger relates to any Antitrust Law, then Parent shall pay the Company, by wire transfer of immediately available funds to an account designated by the Company, a fee of Two Hundred Ninety One Million Six Hundred Ninety Thousand Dollars ($291,690,000) in cash (the “Parent Regulatory Termination Fee”) within three (3) Business Days of such valid termination by the Company or substantially concurrently with termination in the case a valid termination by Parent; provided that, notwithstanding anything to the contrary herein, if this Agreement is validly terminated and the Parent Regulatory Termination Fee would be payable pursuant to this Section 7.3(c), if this Agreement is terminable by the Company pursuant to Section 7.3(b), then the Parent shall pay the Parent Termination Fee in lieu of the Parent Regulatory Termination Fee.

(d) Except with respect to the Company’s right in connection with claims against the parties to the Confidentiality Agreement and subject in all respects to Section 7.2, this Section 7.3 and Section 8.5 (including, in each case, the limitations set forth therein), upon the payment by Parent of the Parent Termination Fee or the Parent Regulatory Termination Fee, as applicable, as and when required by Section 7.3(b) or Section 7.3(c) (and any interest and other amounts payable pursuant to Section 7.3(e) and the amount of any indemnification and expense reimbursement payable pursuant to Section 5.10(f) or Section 5.18), none of the Parent Related Parties shall have any further liability (whether in equity or at law, in contract, in tort or otherwise) with respect to this Agreement or the transactions contemplated hereby to the Company Related Parties. Except with respect to the Company’s right in connection with claims against the parties to the Confidentiality Agreement, payment of the Parent Termination Fee or the Parent Regulatory Termination Fee, as applicable, pursuant to Section 7.3(b) or Section 7.3(c) shall be deemed to be liquidated damages for any and all losses or damages suffered or incurred by the Company, any of their respective Affiliates or Representatives or any other Person in connection with this Agreement (and the termination hereof), the transactions contemplated hereby (and the abandonment thereof) or any matter forming the basis for such termination, and none of the Company Related Parties or any other Person shall be entitled to bring or maintain any claim, action or proceeding against the Parent Related Parties arising out of or in connection with this Agreement, any of the transactions contemplated hereby or any matters forming the basis for such termination. Subject in all respects to Section 7.2, Section 7.3 and Section 8.5 (including, in each case, the limitations set forth therein), except with respect to the Company’s right in connection with claims against the parties to the Confidentiality Agreement and the Limited Guaranty in accordance with the terms thereof, fraud or a willful and material breach of this Agreement by Parent or Merger Sub prior to such valid termination, the Company’s right to receive payment of the Parent Termination Fee or the Parent Regulatory Termination Fee, as applicable, pursuant to Section 7.3(b) or Section 7.3(c) (and any interest and other amounts payable pursuant to Section 7.3(e) and indemnification and expense reimbursement payable pursuant to Section 5.10(f) or Section 5.18) shall be the sole and exclusive remedy (whether in equity or at law, in Contract, in tort or otherwise) of the Company Related Parties against the Parent Related Parties for any loss suffered as a result of the failure of the transactions contemplated hereby to be consummated or for a breach or failure to perform hereunder or otherwise, and upon payment of the Parent Termination Fee or the Parent Regulatory Termination Fee, as applicable, none of the Parent Related Parties shall have any further liability or obligation relating to or arising out of this Agreement or the transactions contemplated hereby, except with respect to the Company’s right in connection with claims against the parties to the Confidentiality Agreement in accordance with the terms thereof. Notwithstanding anything to the contrary in this Agreement or any other Transaction Documents or otherwise, but subject in all respects to Section 7.3(h) (including the limitations set forth therein), the maximum aggregate liability, whether in equity or at law, in Contract, in tort or otherwise, together with any payment in connection with this Agreement or otherwise, of the Parent Related Parties collectively (including multiple, consequential, indirect, special, statutory, exemplary or punitive damages), or monetary damages in lieu of specific performance) (x) under this Agreement or other Transaction Document or otherwise, (y) in connection with the failure of the Merger or any other transaction contemplated hereby to be consummated or (z) in respect of any representation or warranty made or alleged to have been made in connection with this Agreement or any other Transaction Document or otherwise, shall not exceed an amount equal to the sum of the Parent Termination Fee and any interest and other amounts payable pursuant to Section 7.3(e) and indemnification and expense reimbursement payable pursuant to Section 5.10(f) or Section 5.18 (the “Parent Damage Cap”), except with respect to the Company’s right in connection with claims against the parties to the Confidentiality Agreement. In no event shall the Company Related Parties, seek directly or indirectly, to recover against the Parent Related Parties, or compel payment by the Parent Related Parties of, any damages or other payments whatsoever (including multiple, consequential, indirect, special, statutory, exemplary or punitive damages) in excess of the Parent Damage Cap (except for monetary damages in connection with claims in connection with rights under the Confidentiality Agreement).

(e) In the event that the Company or Parent shall fail to pay any amount due pursuant to this Section 7.3 as required pursuant to this Section 7.3, (i) such amount shall accrue interest for the period commencing on the date such amount became past due, at a rate equal to the rate of interest publicly announced by JPMorgan Chase Bank, National Association, in the City of New York in effect on the date such payment was required, as such bank’s prime lending rate, and (ii) the party who failed to timely pay such amount shall reimburse the other party for all costs and expenses (including fees and disbursements of counsel) incurred in connection with the collection of such amounts and the enforcement by the other party of its rights in respect thereof.

(f) Section 7.2 and this Section 7.3 shall not limit the rights of Parent or the Company to specific performance of this Agreement prior to the termination of this Agreement in accordance with its terms, and the election to pursue an injunction, specific performance or other equitable relief shall not restrict, impair or otherwise limit Parent or the Company from concurrently seeking, or seeking in the alternative, to terminate this Agreement and collect the Company Termination Fee, Parent Termination Fee or Parent Regulatory Termination Fee, as applicable, or monetary damages.

(g) Acknowledgements. Each party acknowledges that the agreements contained in this Section 7.3 are an integral part of this Agreement and that, without Section 7.3(a) and Section 7.3(e), Parent would not have entered into this Agreement, and that without Section 7.3(b), Section 7.3(c), Section 7.3(d) and Section 7.3(e), the Company would not have entered into this Agreement. The parties further acknowledge that the Company Termination Fee, Parent Termination Fee and Parent Regulatory Termination Fee, as applicable, shall not constitute a penalty but each is liquidated damages, in a reasonable amount that will compensate the applicable party in the circumstances in which either the Company Termination Fee, Parent Termination Fee or Parent Regulatory Termination Fee, as applicable, is payable for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the Merger, which amount would otherwise be impossible to calculate with precision.

(h) The Company, on behalf of itself and the Company Related Parties, and Parent and Merger Sub, on behalf of themselves and the Parent Related Parties, agree that all Actions brought by the Company Related Parties against the Parent Related Parties or by the Parent Related Parties against the Company Related Parties (whether in contract or in tort, in Law or in equity or otherwise, or granted by statute or otherwise, whether by or through attempted piercing of the corporate, limited partnership or limited liability company veil or any other theory or doctrine, including alter ego or otherwise) that may be based upon, in respect of, arise under, out or by reason of, be connected with, or relate in any manner to: (a) this Agreement and the other Transaction Documents, or any of the transactions contemplated hereunder or thereunder (including the Financing); (b) the negotiation, execution or performance of this Agreement and the other Transaction Documents (including any representation or warranty made in connection with, or as an inducement to, this Agreement and the other Transaction Documents ); (c) any breach or violation of this Agreement and the other Transaction Documents; and (d) any failure of any of the transactions contemplated hereunder or thereunder (including the Financing) to be consummated, in each case, may be made only against the Persons that are, in the case of this Agreement, expressly identified as parties to this Agreement, and in the case of the Transaction Documents, Persons expressly identified as parties to such Transaction Documents, and their respective successor and assigns, and in accordance with, and subject to the terms and conditions of, this Agreement or such Transaction Documents, as applicable. Notwithstanding anything in this Agreement or any of the Transaction Documents to the contrary, each party agrees, on behalf of itself and its respective Related Parties, that no recourse under this Agreement or any of the Transaction Documents or in connection with any of the transactions contemplated hereunder or thereunder (including the Financing) will be sought or had against the other party or its Related Parties or any Debt Financing Parties, and no other Person, including any Related Party and any Debt Financing Parties will have any liability or obligation, for any claims arising under, out of, in connection with or related in any manner to the items in the immediately preceding clauses (a) through (d), except for claims that may be asserted (subject, with respect to the following clauses (ii) and (iv), in all respects to the limitations set forth in Section 7.2 and this Section 7.3) (i) by the Company, Parent or Merger Sub against any Person that is party to, and solely pursuant to the terms and conditions of, the Confidentiality Agreement, (ii) by the Company, Parent or Merger Sub against each Equity Investor for specific performance of its obligation to fund its committed portion of the Equity Financing solely in accordance with, and pursuant to the terms and conditions of, Section 6 of the Equity Commitment Letter, (iii) by the Company, Parent or Merger Sub against each Equity Investor for specific performance of its obligation to fund its obligations under the Limited Guaranty solely in accordance with, and pursuant to the terms and conditions of the Limited Guaranty, (iv) by the Company, Parent or Merger Sub against the Company, Parent or Merger Sub solely in accordance with, and pursuant to the terms and conditions of, this Agreement, (v) by the third parties identified as third party beneficiaries in Section 8.10 against the Company, Parent, Merger Sub, the Surviving Corporation or their Subsidiaries solely in accordance with, and pursuant to the terms and conditions of, this Agreement. Notwithstanding anything to the contrary in this Agreement or any of the Transaction Documents, no Parent Related Party or any Debt Financing Parties will be responsible or liable for any multiple, consequential, indirect, special, statutory, exemplary or punitive damages that may be alleged as a result of this Agreement or any of the Transaction Documents (excluding under the Confidentiality Agreement in accordance with its terms) or any of the transactions contemplated hereunder or thereunder (including the Financing), or the termination or abandonment of any of the foregoing.

ARTICLE 8

MISCELLANEOUS

Section 8.1 No Survival of Representations and Warranties. None of the representations and warranties and, subject to the following sentence, covenants and agreements, in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Merger. This Section 8.1 shall not limit any covenant or agreement of the parties hereto which by its terms contemplates performance after the Effective Time, including this Article 8, Article 2, Section 5.9, Section 7.2 and Section 7.3.

Section 8.2 Expenses. Except as set forth in Section 7.3 and Section 8.15, whether or not the Merger is consummated, all costs and expenses incurred in connection with the Merger, this Agreement and the transactions contemplated hereby shall be paid by the party incurring or required to incur such expenses, except that expenses incurred by any party in connection with the printing, filing and mailing of the Proxy Statement (including applicable SEC filing fees) shall be borne by the Company, and all filing fees paid by any party in respect of any HSR Act or other regulatory filing shall be borne by Parent.

Section 8.3 Counterparts; Effectiveness. This Agreement may be executed in counterparts (including by facsimile, by electronic mail in “portable document format” (.pdf) form, or by any other electronic means intended to preserve the original graphic and pictorial appearance of a document), each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. This Agreement shall become effective when one or more counterparts have been signed by each of the parties and delivered (by telecopy, facsimile, electronic mail or otherwise as authorized by the prior sentence) to the other parties.

Section 8.4 Governing Law; Jurisdiction. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Delaware. Each of Parent, Merger Sub and the Company irrevocably submits to the exclusive jurisdiction of the Court of Chancery of the State of Delaware, for the purposes of any Actions, arising out of or related to this Agreement (or, solely if the Court of Chancery of the State of Delaware declines to accept jurisdiction over any such Action, any state or federal court within the State of Delaware) (the “Chosen Court”). Each of Parent, Merger Sub and the Company agrees to commence any Action relating hereto in the applicable Chosen Court pursuant to the immediately preceding sentence. Each of Parent, Merger Sub and the Company irrevocably and unconditionally waives any objection to the laying of venue of any Action arising out of or related of this Agreement or the transactions contemplated hereby in the applicable Chosen Court, and hereby further irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such Action brought in any such court has been brought in an inconvenient forum. Each of Parent, Merger Sub and the Company irrevocably waives any objections or immunities to jurisdiction to which it may otherwise be entitled or become entitled (including sovereign immunity, immunity to pre-judgment attachment, post-judgment attachment and execution) in any Action against it arising out of or relating to this Agreement or the transactions contemplated hereby which is instituted in any such court. Notwithstanding the foregoing, the parties agree that a final trial court judgment in any such Action shall be conclusive and may be enforced in other jurisdictions by Action on the judgment or in any other manner provided by applicable Law; provided, however, that nothing in the foregoing shall restrict any party’s rights to seek any post-judgment relief regarding, or any appeal from, such final trial court judgment. Each of the parties hereto agrees that service of process, summons, notice or document by registered mail addressed to it at the addresses set forth in Section  8.7 shall be effective service of process for any Action brought in any such court.

Section 8.5 Specific Enforcement.

(a) The parties agree that irreparable damage, for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached or threatened to be breached. Except as otherwise set forth in this Section 8.5, including the limitations set forth in Section 8.5(b), each party agrees that, in the event of any breach or threatened breach by any other party of any covenant or obligation contained in this Agreement and prior to any valid termination of this Agreement in accordance with Section 7.1, the non-breaching party shall be entitled (in addition to any other remedy that may be available to it whether in law or equity, including monetary damages subject to Section 7.3) to obtain (i) a decree or order of specific performance to enforce the observance and performance of such covenant or obligation and (ii) an injunction restraining such breach or threatened breach. Subject in all respects to Section 8.5(b), without limiting the foregoing, each of the parties agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief on the basis that there is adequate remedy at law or that the remedy of specific enforcement is unenforceable, invalid, contrary to applicable Law, or inequitable for any reason. Each party further agrees that no other party or any other Person shall be required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this Section 8.5, and each party irrevocably waives any right it may have to require the obtaining, furnishing or posting of any such bond or similar instrument. The parties acknowledge and agree that time is of the essence and accordingly agree that, as to any claims or Actions in which a party seeks specific performance or other equitable relief pursuant to this Section 8.5, the parties shall use their reasonable best efforts to seek and obtain an expedited schedule for such proceedings and shall not oppose any party’s request for expedited proceedings. The parties hereto further agree that (y) nothing set forth in this Section 8.5 shall require any party hereto to institute any Action for (or limit any party’s right to institute any Action for) specific performance under this Section 8.5 prior or as a condition to exercising any termination right under Article 7 (and pursuing damages before or after such termination subject to Section 7.3) and (z) subject to Section 7.3, by seeking the remedies provided for in this Section 8.5, a party shall not in any respect waive its right to seek at any time any other form of relief that may be available to a party under this Agreement.

(b) Notwithstanding anything in Section 8.5(a) or anything in this Agreement or any other Transaction Document to the contrary or otherwise, subject in all respects to this Section 8.5(b), it is acknowledged and agreed that Parent and Merger Sub have an obligation hereunder to cause the Equity Financing to be funded (whether under this Agreement or the Equity Commitment Letter), including by exercising Parent’s or Merger Sub’s rights under the Equity Commitment Letter, subject to the requirements set forth below, and the Company shall be entitled to specific performance (or any other equitable relief) to cause Parent and Merger Sub to consummate the Closing and to cause Parent and Merger Sub to draw down the Equity Financing under the Equity Commitment Letter to consummate the Closing, in each case if, and only if, (i) the Marketing Period has ended, (ii) Parent and Merger Sub are required to consummate the Closing pursuant to Section 1.2, and all of the conditions in Section 6.1 and Section 6.3 have been satisfied or waived (other than those conditions that by their terms are to be satisfied at the Closing), (iii) the Debt Financing (or any Alternative Financing in accordance with Section 5.10) has been received by Parent in full in accordance with the terms thereof, or will be funded in full at the Closing if the Equity Financing is funded at or prior to the Closing (provided that except to the extent contemplated by Section 5.18, Parent and Merger Sub shall not be required to draw down the Equity Financing or consummate the Closing if the Debt Financing is not in fact funded in full at the Closing) and (iv) Parent and Merger Sub have failed to consummate the Closing by the first date on which the Closing is required to have occurred pursuant to Section 1.2, and (v) the Company has (x) confirmed in writing to Parent that all of the conditions set forth in Section 6.2 have been satisfied (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction of such conditions at the Closing) or that it will waive any unsatisfied condition in Section 6.2, and (y) irrevocably confirmed in writing to Parent that if specific performance is granted and the Equity Financing and Debt Financing (or any Alternative Financing in accordance with Section 5.10) are funded, then the Company will take such actions as required by this Agreement to cause the Closing to occur.

Section 8.6 WAIVER OF JURY TRIAL. EACH OF THE PARTIES TO THIS AGREEMENT HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO A TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY. EACH PARTY MAKES THIS WAIVER VOLUNTARILY AND SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS CONTAINED IN THIS SECTION 8.6. EACH PARTY ACKNOWLEDGES, AGREES AND CERTIFIES THAT: (i) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD, IN THE EVENT OF AN ACTION, SEEK TO PREVENT OR DELAY ENFORCEMENT OF SUCH WAIVER AND (ii) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVER.

Section 8.7 Notices. Any notice required to be given hereunder shall be sufficient if in writing, and sent by email by reliable overnight delivery service (with proof of service), hand delivery or certified or registered mail (return receipt requested and first-class postage prepaid), addressed as follows:

To Parent or Merger Sub:

Windsor Parent, L.P.

c/o Apollo Management X, L.P.

9 West 57th Street

43rd Floor

New York, New York 10019

Attn: Samuel Feinstein, Partner

  John Suydam, Chief Legal Officer

E-mail: sfeinstein@apollo.com

jsuydam@apollo.com

with a copy (which shall not constitute notice) to:

Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas New York, New York 10019

Attn:    Taurie M. Zeitzer

    Justin S. Rosenberg

E-mail: tzeitzer@paulweiss.com

    jrosenberg@paulweiss.com

To the Company:

Univar Solutions Inc.

3075 Highland Parkway, Suite 200

Downers Grove, IL 60515

Attention: General Counsel & Secretary

Email:       noelle.perkins@univarsolutions.com

with a copy (which shall not constitute notice) to:

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, New York 10019

Attention: Andrew R. Brownstein

         John L. Robinson

Email:      ARBrownstein@wlrk.com

         JLRobinson@wlrk.com

or to such other address as any party shall specify by written notice so given, and such notice shall be deemed to have been delivered (a) when received when sent by email; provided that the recipient confirms in writing (e-mail sufficing) its receipt thereof, (b) upon proof of service when sent by reliable overnight delivery service, (c) upon personal delivery in the case of hand delivery or (d) upon receipt of the return receipt when sent by certified or registered mail. Any party to this Agreement may notify any other party of any changes to the address or any of the other details specified in this paragraph; provided, however, that such notification shall only be effective on the date specified in such notice or two (2) Business Days after the notice is given, whichever is later. Rejection or other refusal to accept or the inability to deliver because of changed address of which no notice was given shall be deemed to be receipt of the notice as of the date of such rejection, refusal or inability to deliver.

Section 8.8 Assignment; Binding Effect. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other parties and any prohibited assignment shall be null and void and no assignment by any party hereto shall relieve such party of any of its obligations hereunder; provided, that, subject to Section 5.1(d) and Section 5.6(a), each of Parent and Merger Sub shall have the right, without the prior written consent of the Company, (i) to assign all or any portion of their respective rights, interests and obligations hereunder to a wholly owned direct or indirect Subsidiary of Parent or to any of their respective Affiliates, or (ii) to any debt financing sources (including the Debt Financing Entities) for purposes of creating a security interest herein or otherwise assigning as collateral in respect of any debt financing (including the Debt Financing) in accordance with the terms of such debt financing (including the Debt Financing), but in each case no such assignment shall relieve Parent or Merger Sub of any of its obligations hereunder. Subject to the preceding sentence, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns.

Section 8.9 Severability. Any term or provision of this Agreement that is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the sole extent of such invalidity or unenforceability without rendering invalid or unenforceable the remainder of such term or provision or the remaining terms and provisions of this Agreement in any jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, such provision shall be interpreted to be only so broad as is enforceable.

Section 8.10 Entire Agreement; No Third-Party Beneficiaries. This Agreement (including the Company Disclosure Letter and the Parent Disclosure Letter and the exhibits and schedules hereto), the Confidentiality Agreement, the Limited Guaranty and the Equity Commitment Letter constitute the entire agreement, and supersede all other prior agreements and understandings, both written and oral, between the parties, or any of them, with respect to the subject matter hereof and thereof. Except (a) for the rights of the holders of the Shares to receive the Merger Consideration to which they are entitled to receive in accordance with Article 2 and the rights of the holders of the Company Equity Awards to receive such amounts as provided for in Article 2 (which, from and after the Effective Time, shall be for the benefit of holders of the Common Stock and Company Equity Awards as of the Effective Time) and Section 5.9 (which, from and after the Effective Time, shall be for the benefit of the Indemnified Parties), (b) prior to the Effective Time, that the Company shall have the right to pursue damages and other relief, including equitable relief, on behalf of its stockholders in the event of Parent or Merger Sub’s fraud, breach or wrongful termination of this Agreement, which right is hereby acknowledged by Parent and Merger Sub, in each case, subject to the limitations on liability set forth in Section 7.2 and Section 7.3, (c) for the limitations on liability of the Company Related Parties and the Parent Related Parties set forth in Section 7.3, (d) the rights of Persons who are explicitly provided to be third-party beneficiaries of the Equity Commitment Letter or Limited Guaranty solely to the extent of and subject to the rights set forth therein, and (f) as provided in Section 7.3(h) and Section 8.5 and Section 8.16, this Agreement is for the sole benefit of the parties hereto and their permitted assigns and nothing herein is intended to and shall not confer upon any Person other than the parties hereto any rights or remedies hereunder.

Section 8.11 Amendments; Waivers. At any time prior to the Effective Time, whether before or after receipt of the Company Stockholder Approval, any provision of this Agreement may be amended or waived if, and only if, such amendment or waiver is in writing and signed, in the case of an amendment, by the Company, Parent and Merger Sub, or in the case of a waiver, by the party against whom the waiver is to be effective; provided, however, that after receipt of the Company Stockholder Approval or the adoption by the sole stockholder of Merger Sub of this Agreement, if any such amendment or waiver shall by applicable Law or in accordance with the rules and regulations of the NYSE require further approval of the stockholders of the Company or the sole stockholder of Merger Sub, as applicable, the effectiveness of such amendment or waiver shall be subject to the approval of the stockholders of the Company or the sole stockholder of Merger Sub, as applicable. The foregoing notwithstanding, no failure or delay by any party in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise of any other right hereunder.

Section 8.12 Headings. Headings of the Articles and Sections of this Agreement are for convenience of the parties only and shall be given no substantive or interpretive effect whatsoever. The table of contents to this

Agreement is for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

Section 8.13 Interpretation. When a reference is made in this Agreement to an Article or Section, such reference shall be to an Article or Section of this Agreement unless otherwise indicated. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The words “hereby,” “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. All references herein to “$” or “dollars” shall be to U.S. dollars. The phrase “date hereof” or “date of this Agreement” shall be deemed to refer to March 13, 2023. All references to information or documents having been “made available” (or words of similar import) with respect to any document or item required to be made available to Parent, shall mean such document or item has been provided directly to Parent or its Representatives or made available to Parent or its Representatives in the electronic data room maintained by the Company, in either case on or before 10:00 p.m. Eastern Time on the date that is one (1) calendar day prior to the date of this Agreement, or is included in the Company SEC Documents publicly available on or before the day that is two (2) Business Days prior to the date of this Agreement. All terms defined in this Agreement shall have the defined meanings when used in any certificate or other document made or delivered pursuant thereto unless otherwise defined therein. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such terms. Each of the parties has participated in the drafting and negotiation of this Agreement. References to specific laws or to specific provisions of laws shall include all rules and regulations promulgated thereunder, and references to specific laws, Contracts or specific provisions thereof are to such laws, Contracts or provisions as amended, restated, supplemented, re-enacted, consolidated, replaced or modified from time to time, in each case as of the applicable date or period of time. All accounting terms used herein and not expressly defined shall have the meanings given to them under GAAP. References to “ordinary course,” “ordinary course of business,” “ordinary course of business consistent with past practice” and phrases of similar import shall encapsulate reasonable action taken, or omitted to be taken, by the Company and its Subsidiaries in good faith in response to COVID-19 or any COVID-19 Measures or any Sanction Measures prior to the date hereof. The mere inclusion of an item in the Company Disclosure Letter or the Parent Disclosure Letter as an exception to a representation or warranty shall not be deemed an admission that such item represents a material exception or material fact, event or circumstance or that such item is material or constitutes a Company Material Adverse Effect or Parent Material Adverse Effect or that the inclusion of such item therein is required. Nothing herein or in the Company Disclosure Letter or Parent Disclosure Letter shall be deemed an admission by the Company, Parent or any of their respective Affiliates, in any Action or proceeding by or on behalf of a third party, that Company, Parent or any of their respective Affiliates, or that such third party or any of its Affiliates, is or is not in breach or violation of, or in default in, the performance or observance of any term or provisions of any Contract. The parties have participated jointly in negotiating and drafting this Agreement, and if an ambiguity or question of intent or interpretation arises, this Agreement must be construed as if it is drafted by all the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of authorship of any of the provisions of this Agreement.

Section 8.14 Obligations of Merger Sub. Whenever this Agreement requires Merger Sub to take any action, such requirement shall be deemed to include an undertaking on the part of Parent (and any of its Subsidiaries who directly or indirectly own equity interests in Merger Sub) to cause Merger Sub to take such action (and such Subsidiaries to cause Merger Sub to take such action).

Section 8.15 Real Property Transfer Taxes. All real property transfer or other similar Taxes imposed with respect to any indirect transfers of real property arising out of the transfer of Shares pursuant to the Merger (or pursuant to any transaction contemplated by Section  5.18) shall be borne by the Company and expressly shall not be a liability of holders of Shares.

Section 8.16 Debt Financing Parties. Notwithstanding anything in this Agreement to the contrary, the Company, on behalf of itself, its Subsidiaries and each of its controlled Affiliates, hereby: (a) agrees that any legal action, whether in law or in equity, whether in contract or in tort or otherwise, involving the Debt Financing Parties, arising out of or relating to, this Agreement, the Debt Financing, the Debt Commitment Letters, the Definitive Agreements or the performance thereof or the transactions contemplated hereby or thereby, shall be subject to the exclusive jurisdiction of any federal or state court in the Borough of Manhattan, New York, New York, so long as such forum is and remains available, and any appellate court thereof and each party hereto irrevocably submits itself and its property with respect to any such legal action to the exclusive jurisdiction of such court, (b) agrees that any such legal action shall be governed by the laws of the State of New York (without giving effect to any conflicts of law principles that would result in the application of the laws of another state), except as otherwise provided in any agreement relating to the Debt Financing and except to the extent relating to the interpretation of any provisions in this Agreement (including any provision in the Debt Commitment Letters or in any definitive documentation related to the Debt Financing that expressly specifies that the interpretation of such provisions shall be governed by and construed in accordance with the law of the State of Delaware), (c) knowingly, intentionally and voluntarily waives, to the fullest extent permitted by applicable law, any rights or claims to trial by jury in any such legal action brought against any Debt Financing Party in any way arising out of or relating to, this Agreement, the Debt Financing, the Debt Commitment Letters, the Definitive Agreements or the performance thereof or the transactions contemplated hereby or thereby, (d) agrees that none of the Debt Financing Parties shall have any liability to the Company or any of its Subsidiaries or any of their respective controlled Affiliates or Representatives (in each case, other than Parent, Merger Sub and their respective Subsidiaries) relating to or arising out of this Agreement, the Debt Financing, the Debt Commitment Letters, the Definitive Agreements or the performance thereof or the transactions contemplated hereby or thereby and (e) agrees that the Debt Financing Parties are express third-party beneficiaries of, and may enforce, any of the provisions of Section 7.3(d) and this Section 8.16, and that Section 7.3(d) and this Section 8.16 (and any definition in this Agreement to the extent that an amendment of such definition would modify the substance of Section 7.3(d) or this Section 8.16) may not be amended in a manner materially adverse to the Debt Financing Parties without the written consent of the Debt Financing Entities (such consent not to be unreasonably withheld, conditioned or delayed). Notwithstanding the foregoing, nothing in this Section 8.16 shall in any way limit or modify the rights and obligations of Parent under this Agreement or any Debt Financing Party’s obligations to Parent under the Debt Commitment Letters or the rights of the Company and its Subsidiaries against the Debt Financing Parties with respect to the Debt Financing or any of the transactions contemplated thereby or any services thereunder following the Closing Date.

Section 8.17 Attorney-Client Privilege.

(a) Each of Parent and Merger Sub waives and will not assert, and agrees after the Closing to cause its Affiliates and the Surviving Corporation to waive and to not assert, any conflict of interest arising out of or relating to the representation after the Closing of the Company or any Affiliate thereof, or any former officer, employee or director of the Company (any such person, a “Designated Person”) in any matter or action involving this Agreement or the transactions contemplated hereby by Wachtell, Lipton, Rosen & Katz (“Company Counsel”) in connection with this Agreement or the transactions contemplated hereby (the “Current Representation”).

(b) Each of Parent and Merger Sub waives and will not assert, and agrees after the Closing to cause its controlled Affiliates and the Surviving Corporation to waive and to not assert, any attorney-client privilege, work-product privilege or similar privilege with respect to any communication between Company Counsel, on the one hand, and any Designated Person, on the other hand, occurring during the Current Representation, including in connection with a dispute with Parent, Merger Sub or any of their Affiliates, and following the Closing, with the Surviving Corporation, it being the intention of the parties hereto that all such rights to such attorney-client privilege, work-product privilege or similar privilege and to control such privilege will be retained by such Designated Person; provided that the foregoing waiver and acknowledgment and retention will not extend to any communication to the extent not involving this Agreement or the transactions contemplated hereby or a potential strategic transaction involving the Company, or to communications with any person other than

Company Counsel; provided, further, that nothing in this Section 8.16 shall be construed as a waiver of any attorney-client privilege, work-product privilege or similar privilege.

(c) Notwithstanding the foregoing, in the event that a dispute arises between the Surviving Corporation and any other person, the Surviving Corporation may assert the attorney-client privilege, work-product privilege or similar privilege to prevent disclosure to such other person of confidential communications between Company Counsel and the Company. Nothing in this Section 8.16 shall be construed as a waiver of any privilege controlled by Parent or the Surviving Corporation after the Closing, nor shall anything herein be construed to permit Company Counsel to communicate to any Designated Person after the Closing any information subject to a privilege controlled by Parent or the Surviving Corporation (which, for the avoidance of doubt, excludes the Current Representation).

Section 8.18 Definitions. For purposes of this Agreement, the following terms (as capitalized below) will have the following meanings when used herein:

“Affiliates” means, with respect to any Person, any other Person that, directly or indirectly, controls, or is controlled by, or is under common control with, such Person; provided, that except in the case of the definition of “Parent Related Party,” Section 3.23, Section 4.4, Section 4.5, Section 4.8, Section 4.12, Section 4.13, Section 4.15, Section 5.4, Section 5.6 (other than clause (2) of the last sentence of Section 5.6(a)), Section 5.8, Article 7, Section 8.8 and Section 8.17, in no event shall Parent or any of its Subsidiaries be considered an Affiliate of any other portfolio company or investment fund (excluding investment funds focused on private equity) affiliated with or managed by affiliates of Apollo Global Management, Inc., nor shall any other portfolio company or investment fund affiliated (excluding investment funds focused on private equity) with or managed by affiliates of Apollo Global Management, Inc., be considered to be an Affiliate of Parent or any of its Subsidiaries; provided, further, that except in the case of the definition of “Parent Related Party” and Article 7, in no event shall a Person be deemed an Affiliate of another Person merely as a result of being under common control with a Governmental Entity. As used in this definition, “control” (including, with its correlative meanings, “controlled by” and “under common control with”) shall mean the possession, directly or indirectly, of the power to direct or cause the direction of management or policies of a Person, whether through the ownership of securities or partnership or other ownership interests, by Contract or otherwise.

“Anti-Corruption Laws” means the Foreign Corrupt Practices Act of 1977, as amended, the Anti-Kickback Act of 1986, as amended, the UK Bribery Act 2010 or any applicable Laws of similar effect, and the related regulations and published interpretations thereunder.

“Antitrust Law” means the HSR Act and all other Laws designed to govern competition or trade regulation or to prohibit, restrict or regulate actions or transactions with the purpose or effect of monopolization, restraint of trade or the screening of foreign investment, including any Laws with respect to CFIUS Approval and the consents, clearances and approvals set forth on Section 6.1(c) of the Parent Disclosure Letter.

“Business Day” means any day other than a Saturday, Sunday or a day on which the banks in New York or Illinois are authorized by law or executive order to be closed.

“CFIUS” means the interagency Committee on Foreign Investment in the United States, including any successor or replacement thereof.

“CFIUS Approval” means (i) a written determination from CFIUS to the effect that the transactions contemplated by this Agreement do not constitute a “covered transaction” pursuant to 31 C.F.R. § 800.213, (ii) a written determination from CFIUS to the effect that review or investigation of the transactions contemplated by this Agreement has been concluded and that a determination has been made that there are no unresolved national security concerns, or (iii) following an investigation conducted by CFIUS pursuant to 31 C.F.R. § 800.507, CFIUS reports the transactions contemplated by this Agreement to the President of the United States and either

(A) the President of the United States makes a decision not to suspend or prohibit such transactions pursuant to his authorities under the DPA, as amended or (B) the President of the United States has not taken any action within fifteen (15) days from the date he received the report from CFIUS.

“CFIUS Notice” means a joint voluntary notice with respect to the transactions contemplated by this Agreement prepared by the parties and submitted to CFIUS in accordance with the requirements of the DPA.

“Collective Bargaining Agreement” means any collective bargaining agreement, works council, labor, voluntary recognition or similar agreement with respect to any current employee of the Company or any of its Subsidiaries or other similar Contract with a Union.

“Company Equity Awards” means Company Restricted Share Awards, Company RSU Awards, Company DSU Awards, Company PRSU Awards and Company Options.

“Company Equity Plans” means the Company’s 2011 Stock Incentive Plan, the Company’s 2015 Omnibus Equity Incentive Plan, the Company’s 2017 Omnibus Equity Incentive Plan and the Company’s 2020 Omnibus Equity Incentive Plan.

“Company Material Adverse Effect” means an event, change, occurrence, effect, or development (each an “Effect,” and collectively, “Effects”), individually or in the aggregate, that (x) has had, or would reasonably be expected to have, a material adverse effect on the business, operations, assets, or financial condition of the Company and its Subsidiaries, taken as a whole or (y) would reasonably be expected to prevent or materially impair or delay the ability of the Company to consummate the Merger or any of the other transactions contemplated by, or perform its obligations under, this Agreement by the End Date; provided, however, that, solely in the case of clause (x), none of the following and no Effect arising out of, relating to or resulting from the following shall be deemed, either alone or in combination or when aggregated with any other Effects, to constitute or shall be taken into account in determining whether there has been or there would reasonably be expected to be, a “Company Material Adverse Effect”: (a) any change in the market price or trading volume of the Shares (provided, however, that the underlying causes thereof, to the extent not otherwise excluded by this definition, may be deemed to contribute to a Company Material Adverse Effect; provided, further, that this clause (a) shall not be construed as implying that the Company is making any representation or warranty hereunder with respect to any market price or trading volume of the Company’s stock); (b) the execution, announcement, existence or pendency of this Agreement or the terms hereof (including the identity of Parent or Merger Sub) or the announcement, pendency or consummation of the transactions contemplated hereby, including the impact thereof on the relationships, contractual or otherwise, of the Company with employees, Unions, financing sources, customers, franchisees, suppliers, partners, Governmental Entities or other business relationships; provided that this clause (b) shall not apply to any representations and warranties set forth in Section 3.3 or the conditions set forth in Section 6.3(a) to the extent related to such representations and warranties; (c) the general conditions or trends in the industries in which the Company and its Subsidiaries operate or in the economy generally or other general business, financial or market conditions, including competition in geographic, product or service areas; (d) domestic, foreign or global political conditions, economic, regulatory, financial or capital markets conditions (including interest rates, exchange rates, tariffs, trade wars and credit markets); (e) any act of civil unrest, civil disobedience, protests, public demonstrations, insurrection, terrorism, war, cyberterrorism, ransomware or malware, military activity, sabotage or cybercrime, national or international calamity or any other similar event, including an outbreak or escalation of hostilities involving the United States or any other Governmental Entity or the declaration by the United States or any other Governmental Entity of a national emergency or war, or any worsening of any such conditions threatened or existing on the date of this Agreement, including Sanctions or similar restrictions imposed on the Russian Federation, or certain persons associated with the Russian Federation, in each case as a result of the Russian Federation’s invasion of Ukraine commencing in February 2022; (f) any natural or manmade disasters, epidemics, pandemics or disease outbreaks (including COVID-19) or any acts of God; (g) the failure of the Company to meet internal or analysts’ expectations or projections, forecasts, guidance, estimates or budgets

(provided, however, that the underlying causes thereof, to the extent not otherwise excluded by this definition, may be deemed to contribute to a Company Material Adverse Effect; provided, further, that this clause (g) shall not be construed as implying that the Company is making any representation or warranty hereunder with respect to any internal or analysts’ expectations or projections, forecasts, guidance, estimates or budgets); (h) any Stockholder Litigation; (i) any action taken by the Company at the written direction, or with the written consent, of Parent or any action required or expressly permitted to be taken by Parent, Merger Sub or the Company pursuant to the terms of this Agreement, or the failure of the Company to take any action that the Company is expressly prohibited by the terms of this Agreement from taking; (j) any breach by Parent or Merger Sub of this Agreement; or (k) any change in, or any action taken for the purpose of complying with, any change in applicable Law after the date of this Agreement (including COVID-19 Measures or clause (a) of Cybersecurity Measures required by applicable Law) or GAAP or any other applicable accounting principles or standards (or interpretations of any applicable Law or GAAP or any other applicable accounting principles or standards) after the date of this Agreement; provided, however, that, to the extent such Effects referred to in clauses (c), (d), (e), (f) or (k) have had a disproportionate adverse effect on the Company and its Subsidiaries, taken as a whole, relative to other companies operating in the industry or industries in which the Company and its Subsidiaries operate, in which case only the incremental disproportionate impact shall be taken into account when determining whether a “Company Material Adverse Effect” has occurred or may, would or could occur.

“Compliant” means, with respect to the Required Financial Information, that (a) such Required Financial Information does not contain any untrue statement of a material fact regarding the Company and its Subsidiaries or omit to state any material fact regarding the Company and its Subsidiaries necessary in order to make such Required Financial Information not misleading under the circumstances under which it was made available, (b) such Required Financial Information complies in all material respects with all requirements of Regulation S-K and Regulation S-X under the Securities Act for a registered public offering of non-convertible debt securities on Form S-1 that would be applicable to such Required Financial Information (other than such provisions for which compliance is not customary in a Rule 144A offering of high yield debt securities) and (c) the financial statements and other financial information included in such Required Financial Information would not be deemed stale or otherwise be unusable under customary practices for offerings and private placements of high yield debt securities under Rule 144A promulgated under the Securities Act and are sufficient to permit the Company’s independent accountants to issue a customary “comfort” letter to the Debt Financing Entities to the extent required as part of the Debt Financing, including as to customary negative assurances and change period, in order to consummate any offering of debt securities on any day during the Marketing Period (and such accountants have confirmed they are prepared to issue a comfort letter subject to their completion of customary procedures; it being understood that such issuance of the comfort letter shall not occur until the “pricing” of such debt securities).

“Contract” means any legally binding contract, note, bond, mortgage, indenture, deed of trust, lease, commitment, agreement or other obligation or arrangement.

“COVID-19” means SARS-CoV-2 or COVID-19, and any evolutions thereof or related or associated epidemics, pandemic or disease outbreaks.

“COVID-19 Measures” means (a) any applicable quarantine, “shelter in place,” “stay at home,” workforce reduction, social distancing, shut down, closure, sequester or any other applicable Law, recommendation, decree, judgment, injunction or other order, directive, guidelines or recommendations by any Governmental Entity, public health authority or industry group, including the Centers for Disease Control and Prevention and the World Health Organization, in connection with or in response to COVID-19, including, the Coronavirus Aid, Relief, and Economic Security Act (CARES), Families First Act and American Rescue Plan Act of 2021 or (b) any reasonable measures, changes in business operations or other practices, affirmative or negative, adopted by the Company and its Subsidiaries and approved by or adopted at the direction of the Board of Directors or senior management of the Company in connection with or in response to COVID-19 or any other related global or regional health event or circumstance.

“Cybersecurity Measures” means (a) any measures enacted or regulations promulgated by a Governmental Entity relating to cybercrime, cyberterrorism, ransomware, malware, privacy or the protection of Personal Data that are applicable to the Company and its Subsidiaries and (b) any measures, changes in business operations or other practices, affirmative or negative, adopted in good faith by the Company and its Subsidiaries in response to a cybersecurity attack, breach or incident, for the protection of its IT Assets or any stored Personal Data.

“Data Protection Law” means applicable Law relating to the protection or processing of Personal Data, data privacy, cybersecurity or the privacy of electronic communications in any relevant jurisdiction.

“Debt Financing Entities” means the entities that have committed to provide or otherwise entered into agreements in connection with the Debt Financing, or to purchase securities from or place securities or arrange or provide loans for Parent in lieu of the Debt Financing under any Debt Commitment Letter, in connection with the Merger, including the parties to any Debt Commitment Letter and any joinder agreements, indentures or credit agreements (including any definitive agreements) relating thereto and their respective successors and assigns.

“Debt Financing Parties” means the Debt Financing Entities and their respective Affiliates and their and their respective Affiliates’ former, current or future officers, directors, employees, agents, attorneys, advisors, general or limited partners, shareholders and representatives and their respective successors and assigns; provided that neither Parent nor any Affiliate of Parent shall be a Debt Financing Party.

“DPA” means Section 721 of the Defense Production Act of 1950, 50 U.S.C. § 4565, as amended, and the regulations at 31 C.F.R. Parts 800-802.

“Environmental Law” means any Law relating to (a) the protection, preservation or restoration of the environment (including air, water vapor, surface water, groundwater, drinking water supply, surface land, subsurface land, plant and animal life or any other natural resource) or (b) the exposure to, or the use, storage, recycling, treatment, generation, transportation, processing, handling, labeling, production, Release or disposal of Hazardous Substances, in each case as in effect at the date hereof.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Excluded Information” means (a) any description of post-Closing capital structure, including descriptions of indebtedness or equity or ownership of Parent or any of its affiliates (including the Company and its Subsidiaries on or after the Closing Date), (b) any description of the Debt Financing (including any such descriptions to be included in liquidity and capital resources disclosure and any “description of notes”) or any information customarily provided by a lead arranger, underwriter or initial purchaser in a customary information memorandum or offering memorandum for a secured bank financing or high yield debt securities issued pursuant to Rule 144A promulgated under the Securities Act, as applicable, including sections customarily drafted by a lead arranger or an initial purchaser or underwriter, such as those regarding confidentiality, timelines, syndication process, limitations of liability and plan of distribution, (c) any information regarding any post-Closing or pro forma cost savings, synergies or other pro forma adjustments or any pro forma or projected information or pro forma financial statements, (d) risk factors relating to all or any component of the Debt Financing, (e) financial statements or information required by Rule 3-09, 3-10 or 3-16, 13.01 or 13.02 of Regulation S-X, any compensation discussion and analysis or other information required by Item 402 and Item 601 of Regulation S-K under the Securities Act, XBRL exhibits or any information regarding executive compensation or related persons related to SEC Release Nos. 33-8732A, 34-54302A and IC-27444A, (f) separate subsidiary financial statements, (g) projections, (h) “segment” financial information and (i) other information customarily excluded from an offering memorandum for private placements of non-convertible high-yield debt securities under Rule 144A promulgated under the Securities Act.

“Existing Company Credit Agreements” means that certain (a) Second Amended and Restated ABL Credit Agreement, dated as of October 27, 2022, among Univar Solutions Inc., Bank of America, N.A. and the lenders and other parties from time to time party thereto; and (b) Credit Agreement, dated as of July 1, 2015 (as amended), among Univar Solutions Inc. (formerly Univar Inc.), Bank of America, N.A., and the lenders and other parties from time to time party thereto, in each case, as amended, supplemented, modified, restated, refinanced or replaced from time to time.

“GAAP” means United States generally accepted accounting principles.

“Government Contract” means any Contract for the sale of supplies or services that is between the Company or any of its Subsidiaries, on one hand, and a Governmental Entity, on the other, or entered into by the Company or any of its Subsidiaries as a subcontractor at any tier in connection with a Contract between another Person and a Governmental Entity.

“Hazardous Substance” means any substance listed, defined, designated or classified as hazardous, toxic, radioactive or dangerous under any Environmental Law, including any substance to which exposure is regulated by any Governmental Entity or any Environmental Law, including any toxic waste, pollutant, contaminant, hazardous substance, toxic substance, hazardous waste, special waste, industrial substance or petroleum or any derivative or byproduct thereof, radon, radioactive material, asbestos or asbestos-containing material, urea formaldehyde, foam insulation, per- and polyfluoroalkyl substances, or polychlorinated biphenyls.

“Import and Export Laws” means all applicable Sanctions, import, export and re-export, customs, trade and anti-boycott Laws and programs, including but not limited to (a) the import laws and regulations administered by U.S. Customs and Border Protection; (b) the anti- boycott laws and regulations administered by the U.S. Departments of Commerce and Treasury; (c) the U.S. International Traffic in Arms Regulation, the Export Administration Regulations and customs and import Laws administered by U.S. Customs and Border Protection and (d) all other applicable import, anti-boycott, trade, Sanctions and export control Laws in any countries in which the Company and its Subsidiaries conduct business.

“Indenture” means the Indenture, dated as of November 22, 2019, among Univar Solutions USA Inc., as issuer, the Company, as guarantor, the subsidiary guarantors party thereto, and U.S. Bank National Association, as trustee (the “Trustee”), as amended and supplemented by the First Supplemental Indenture, dated as of November 22, 2019, among Univar Solutions USA Inc., as issuer, the Company, as guarantor, the subsidiary guarantors party thereto and the Trustee, pursuant to which the Company’s 5.125% Senior Notes due 2027 (the “Senior Notes”) were issued and as further amended and supplemented as of the date hereof.

“Intellectual Property Rights” means any and all common law or statutory rights anywhere in the world arising under or associated with: (a) patents, patent applications, statutory invention registrations, registered designs, and similar or equivalent rights in inventions and designs, and all rights therein provided by international treaties and conventions (“Patents”); (b) trademarks, service marks, trade dress, trade names, brand names, logos and other designations of origin (“Marks”); (c) copyrights, mask works, designs and any other equivalent rights in works of authorship (including rights in computer software as a work of authorship) and any other related rights of authors (“Copyrights”); (d) domain names, social media identifiers (such as a Twitter ® handle), names and locators associated with Internet addresses and sites, (e) trade secrets and industrial secret rights, and rights in know-how, inventions, data, databases, and confidential or proprietary business or technical information, in each case, that derives independent economic value, whether actual or potential, from not being known to other persons (“Trade Secrets”); and (f) other similar or equivalent intellectual property rights anywhere in the world.

“IT Assets” means computers (including databases stored therein), hardware, servers, workstations, routers, hubs, switches, circuits, networks, data communications lines and all other information technology equipment (including communications equipment and terminals) owned by, or leased to, the Company or its Subsidiaries.

“Knowledge” means (a) with respect to Parent, the actual knowledge of the individuals listed on Section 8.18(a) of the Parent Disclosure Letter and (b) with respect to the Company, the actual knowledge of the individuals listed on Section 8.17(a) of the Company Disclosure Letter.

“Law” means any federal, state, local or foreign law, statute, ordinance, rule, regulation, judgment, order, injunction or decree of any Governmental Entity.

“Lien” means a lien, mortgage, pledge, security interest, charge, title defect, claim, option to purchase, restriction on transfer or other encumbrance of any kind or nature whatsoever.

“Marketing Period” means the first period of eighteen (18) consecutive days after the date of this Agreement (a) throughout and at the end of which Parent shall have the Required Financial Information and the Required Financial Information shall be Compliant and (b) throughout and at the end of which the conditions set forth in Section 6.1 and Section 6.3 (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions) have been satisfied or waived and nothing has occurred and no condition exists that would cause any of such conditions to fail to be satisfied assuming the Closing were to be scheduled for any time during such eighteen (18) consecutive day period; provided, that (i) if the Marketing Period has not ended on or prior to August 18, 2023, the Marketing Period shall not commence earlier than September 5, 2023 and (ii) May 29, 2023, July 3, 2023, July 4, 2023, November 23, 2023 and November 24, 2023 shall not constitute days for purposes of calculating the Marketing Period (provided, however, that such exclusion shall not restart such period); provided, further, that (x) the Marketing Period shall end on any earlier date prior to the expiration of the eighteen (18) consecutive day period described above if the Debt Financing is closed on such earlier date and (y) the Marketing Period shall not be deemed to have commenced if, after the date of this Agreement and prior to the completion of such eighteen (18) consecutive day period: (A) the Company has publicly announced its intention to, or determines that it must, restate any historical financial statements or other financial information included in the Required Financial Information or any such restatement is under active consideration, in which case, the Marketing Period shall not commence or be deemed to commence unless and until such restatement has been completed and the applicable Required Financial Information has been amended and updated or the Company has publicly announced or informed Parent that it has concluded that no restatement shall be required in accordance with GAAP, (B) the Company’s independent auditor shall have withdrawn its audit opinion with respect to any audited financial statements contained in the Required Financial Information, in which case the Marketing Period shall not commence or be deemed to commence unless and until a new audit opinion is issued with respect to such audited financial statements (or portion thereof) for the applicable periods by the independent auditor of the Company or another independent public accounting firm of national standing reasonably acceptable to Parent (it being understood that any “big four” accounting firm will be deemed acceptable), or (C) any Required Financial Information would not be Compliant at any time during such eighteen (18) consecutive day period or otherwise ceases to meet the requirement of “Required Financial Information”, in which case the Marketing Period shall not commence or be deemed to commence unless and until such Required Financial Information is updated or supplemented so that it is Compliant and meets the requirement of “Required Financial Information” (it being understood that if any Required Financial Information provided at the commencement of the Marketing Period ceases to be Compliant during such eighteen (18) consecutive day period, then the Marketing Period shall be deemed not to have commenced). If at any time the Company shall in good faith believe that it has provided the Required Financial Information, it may deliver to Parent a written notice to that effect (stating when it believes it completed such delivery), in which case, the requirement in the immediately preceding sentence to deliver the Required Financial Information will be deemed to have been satisfied as of the date of delivery of such notice, unless Parent in good faith reasonably believes the Company has not completed the delivery of the Required Financial Information on such date and, within three (3) Business Days after the date of delivery of such notice, delivers a written notice to the Company to that effect (stating with specificity which Required Financial Information the Company has not delivered) and, following delivery of such Required Financial Information specified in such notice, the Marketing Period will commence so long as all other conditions and requirements for the Marketing Period to commence are satisfied; provided, that such written notice from Parent to the Company will not prejudice the Company’s right to asset that the Required Financial Information was, in fact, delivered and is Compliant.

“NYSE” means the New York Stock Exchange.

“Offering Documents” means prospectuses, private placement memoranda, offering memoranda, information memoranda and lender and investor presentations, in each case, to the extent the same are customary and required under the terms of the applicable Debt Commitment Letter, in connection with the Debt Financing.

“Owned Intellectual Property” means all Intellectual Property Rights owned or purported to be owned by the Company and its Subsidiaries.

“Permitted Lien” means a Lien (a) for Taxes or governmental assessments, charges or claims of payment which are not yet due and payable or are being contested in good faith and for which adequate accruals or reserves have been established in accordance with GAAP; (b) that is a carriers’, warehousemen’s, mechanics’, materialmen’s, repairmen’s or other similar lien arising in the ordinary course of business which are not yet due and payable or being contested in good faith and for which adequate accruals or reserves have been established in accordance with GAAP; (c) that is a zoning, entitlement or other land use or environmental regulation by any Governmental Entity which are not violated in any material respects by the current use of the property; (d) that is disclosed on the most recent consolidated balance sheet of the Company including the notes thereto (or securing liabilities reflected on such balance sheet); (e) that secures indebtedness (i) in existence on the date of this Agreement and set forth on Section 8.17(b) of the Company Disclosure Letter or (ii) not prohibited by Section 5.1(b)(ix); (f) that was incurred in the ordinary course of business since the date of the most recent consolidated balance sheet of the Company; (g) incurred in the ordinary course of business in connection with workers’ compensation, unemployment insurance and other types of social security or to secure the performance of tenders and statutory obligations or Government Contracts; (h) relating to matters shown by the public records, including any reservation, exception, encroachment, easement, right-of-way, covenant, condition, restriction and other similar non-monetary matters affecting the title to the Leased Real Property that do not and would not reasonably be expected to, individually or in the aggregate, materially and adversely impair the ownership or use of the Leased Real Property to which they relate; (i) to secure any Secured Obligations (as such term is defined in either of the Existing Company Credit Agreements); (j) restrictions imposed by applicable securities Laws; or (k) that do not, individually or in the aggregate, materially impair the existing use of the assets or property of the Company or any Subsidiary affected by such Lien or otherwise materially impair business operations.

“Person” means an individual, a corporation, a partnership, a limited liability company, an association, a trust or any other entity, group (as such term is used in Section 13 of the Exchange Act) or organization, including a Governmental Entity, and any permitted successors and assigns of such person.

“Personal Data” means any and all information that can reasonably be used to identify an individual natural person, household or device. Personal Data also includes any information defined as “personal data,” “personally identifiable information,” “individually identifiable health information,” “protected health information,” or “personal information” under any Data Protection Laws.

“Registered Company Intellectual Property” means all Owned Intellectual Property that is registered, issues or the subject of a pending application, including any issued Patents, registered Marks, registered Copyrights (and applications therefor) or domain names.

“Related Party” means a Company Related Party or a Parent Related Party, as applicable.

“Release” means any spilling, emitting, emptying, escaping, pouring, leaking, pumping, injecting, disposal, dumping, discharging or leaching into the environment (including indoor and outdoor air, soil, sediment, surface water and groundwater).

“Required Financial Information” means (i) all financial statements, financial data, audit reports and other information regarding the Company and its Subsidiaries of the type and form that would be required by Regulation S-X promulgated by the SEC and Regulation S-K promulgated by the SEC for a registered public offering of non-convertible high-yield debt securities on a registration statement on Form S-1 under the Securities Act in order for the Company to consummate the offerings of high-yield debt securities contemplated by the applicable Debt Commitment Letter (including all audited financial statements and all unaudited quarterly interim financial statements, in each case prepared in accordance with GAAP applied on a consistent basis for the periods covered thereby, including applicable comparison period, which, in the case of unaudited quarterly interim financial statements (other than the fourth quarter), will have been reviewed by the Company’s independent public accountants as provided in Statement on Auditing Standards 100); and (ii) (A) such other pertinent and customary information regarding the Company and its Subsidiaries as may be reasonably requested by Parent (or the Debt Financing Entities) to the extent that such information is required in connection with the Debt Financing or of the type and form customarily included in (I) marketing documents used to syndicate credit facilities of the type contemplated by the Debt Commitment Letters or (II) an offering memorandum for private placements of non-convertible high-yield bonds pursuant to Rule 144A promulgated under the Securities Act or (B) is necessary to receive from the Company’s independent public accountants (and any other accountant to the extent that financial statements audited or reviewed by such accountants are or would be included in such offering memorandum) customary “comfort” (including negative assurance and customary change period comfort), together with drafts of customary comfort letters that such independent public accountants are prepared to deliver upon the “pricing” of any non-convertible high-yield bonds being issued in connection with the Debt Financing, with respect to the financial information to be included in such offering memorandum. Notwithstanding anything to the contrary in this definition, nothing in this Agreement will require the Company to provide (or be deemed to require the Company to prepare) any Excluded Information. The parties hereto agree that the filing by the Company with the SEC of an Annual Report on Form 10-K or a Quarterly Report on Form 10-Q that includes any annual audited financial statements or quarterly interim financial statements of the Company included in the Required Financial Information will be deemed to satisfy any requirement to deliver such financial statements to the Parent so long as such financial statements otherwise comply with the requirements set forth in “Required Financial Information” with respect thereto.

“Sanction Measures” means reasonable measures, changes in business operations or other practices, affirmative or negative, adopted by the Company and its Subsidiaries in response to any Sanctions or similar restrictions imposed on the Russian Federation, or certain persons associated with the Russian Federation, in each case as a result of the Russian Federation’s invasion of Ukraine.

“Sanctioned Person” means a Person that is (a) the subject of Sanctions, (b) a Governmental Entity of, located in, or organized under the Laws of a country or territory is the target of comprehensive Sanctions (as of the date of this Agreement, Cuba, Iran, North Korea, Syria, and the Crimea region and so-called Donetsk People’s Republic and Luhansk People’s Republic in Ukraine); or (c) fifty percent (50%) or more owned or controlled by any of the foregoing in (a)-(b).

“Sanctions” means those trade, economic and financial sanctions Laws, regulations and embargos (in each case, having the force of Law) administered, enacted or enforced from time to time by (a) the United States (including the Office of Foreign Asset Control of the Department of the Treasury and the Department of State), (b) the European Union (as enforced by its member states), (c) the United Nations Security Council, (d) His Majesty’s Treasury or (e) other similar Governmental Entity with similar regulatory authority over the Company or any of its Subsidiaries from time to time.

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002, as amended.

“SEC” means the Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Solvent” means, as of any time of determination, with respect to any Person, that:

(a) the fair value of the assets of such Person and its subsidiaries on a consolidated basis, at a fair valuation, will exceed the debts and liabilities, direct, subordinated, contingent or otherwise, of such Person and its subsidiaries on a consolidated basis;

(b) the present fair saleable value of the property of such Person and its subsidiaries on a consolidated basis will be greater than the amount that will be required to pay the probable liability of such Person and its subsidiaries on a consolidated basis on their debts and other liabilities, direct, subordinated, contingent or otherwise, as such debts and other liabilities become absolute and matured;

(c) such Person and its subsidiaries on a consolidated basis will be able to pay their debts and liabilities, direct, subordinated, contingent or otherwise, as such debts and liabilities become absolute and matured; and

(d) such Person and its subsidiaries on a consolidated basis will not have unreasonably small capital with which to conduct the businesses in which they are engaged as such businesses are now conducted and are proposed to be conducted following the Closing Date.

“Subsidiaries” means, with respect to any party, any corporation, partnership, association, trust or other form of legal entity of which (a) more than fifty percent (50%) of the outstanding voting securities are directly or indirectly owned by such party or (b) such party or any Subsidiary of such party is a general partner (excluding partnerships in which such party or any Subsidiary of such party does not have a majority of the voting interests in such partnership).

“Tax Return” means any return, declaration, report or similar filing filed or required to be filed with respect to Taxes, including any information return, claim for refund, election, amended return or declaration of estimated Taxes.

“Taxes” means any and all federal, state, local or foreign taxes, levies, imposts, duties and similar assessments of any kind (together with any and all interest, penalties, additions to tax and additional amounts imposed with respect thereto) imposed by any Governmental Entity, including income, franchise, branch, windfall or other profits, gross receipts, property, sales, use, capital stock, payroll, employment, unemployment, social security, workers’ compensation, net worth, excise, withholding, ad valorem, transfer, registration, customs duties and value added taxes, and including any alternative, add-on minimum or estimated taxes.

“Transaction Documents” means, collectively, this Agreement, the Limited Guaranty, the Commitment Letters, any other agreement referenced herein or therein.

“Union” means any labor organization, union, works council, or similar entity, or other body representing one or more current employees of the Company or any of its Subsidiaries.

Section 8.19 Terms Defined Elsewhere. For purposes of this Agreement, the following terms (as capitalized below) will have the following meanings when used herein:

Acceptable MNPI	Section 5.10(h)
Action	Section 5.9(b)
Agreement	Preamble
Alternative Financing	Section 5.10(c)
Alternative Proposal	Section 5.3(f)
Applicable Number	Section 2.3(a)(ii)
Bankruptcy and Equity Exceptions	Section 3.18(b)
Board of Directors	Recitals
Book-Entry Shares	Section 2.2(a)
Cancelled Shares	Section 2.1(a)(ii)

Certificate of Merger	Section 1.3
Certificates	Section 2.2(a)
Change of Recommendation	Section 5.3(c)
Chosen Court	Section 8.4
Closing	Section 1.2
Closing Date	Section 1.2
Code	Section 2.2(b)(iii)
Commitment Letters	Section 4.5(b)
Common Stock	Section 2.1(a)(i)
Company	Preamble
Company Benefit Plans	Section 3.10(a)
Company Counsel	Section 8.17(a)
Company Damage Cap	Section 7.3(a)
Company Disclosure Letter	Article 3
Company DSU Award	Section 2.3(a)(i)
Company Employees	Section 5.5(a)
Company Foreign Plans	Section 3.10(a)
Company Material Contract	Section 3.18(a)
Company Meeting	Section 5.4(b)
Company Option	Section 2.3(b)(i)
Company Organizational Documents	Section 3.1(a)
Company Permits	Section 3.7(b)
Company PRSU Award	Section 2.3(a)(ii)
Company Related Parties	Section 7.3(a)
Company Restricted Share Award	Section 2.3(a)(i)
Company RSU Award	Section 2.3(a)(i)
Company SEC Documents	Section 3.4(a)
Company Stockholder Approval	Section 3.17
Company Termination Fee	Section 7.3(a)
Confidentiality Agreement	Section 5.2(b)
Consent Solicitation	Section 5.17(a)
control	Definition of Affiliates
controlled by	Definition of Affiliates
Copyrights	Definition of Intellectual Property Rights
Current Representation	Section 8.17(a)
Debt Commitment Letters	Section 4.5(a)
Debt Financing	Section 4.5(a)
Debt Offer	Section 5.17(a)
Debt Offer Documents	Section 5.17(a)
Debt Offers	Section 5.17(a)
Definitive Agreements	Section 5.10(a)
Designated Person	Section 8.17(a)
DGCL	Recitals
Dissenting Shares	Section 2.1(b)
Draft CFIUS Notice	Section 5.6(c)
Effect	Definition of Company Material Adverse Effect
Effective Time	Section 1.3
Effects	Definition of Company Material Adverse Effect
End Date	Section 7.1(b)
Equity Commitment Letter	Section 4.5(b)
Equity Financing	Section 4.5(b)
Equity Investors	Section 4.5(b)

ERISA	Section 3.10(a)
ERISA Affiliate	Section 3.10(d)
ESPP	Section 2.3(c)
Exchange Fund	Section 2.2(a)
Excluded Person	Section 5.3(a)
Financial Advisors	Section 3.21
Financing	Section 4.5(b)
Governmental Entity	Section 3.3(b)
HSR Act	Section 3.3(b)
Identified MNPI	Section 5.10(h)
Indemnified Party	Section 5.9(b)
Intervening Event	Section 5.3(h)
Intervening Event Notice	Section 5.3(d)
Lease	Section 3.15
Leased Real Property	Section 3.15
Limited Guaranty	Recitals
Marks	Definition of Intellectual Property Rights
Maximum Amount	Section 5.9(c)
Merger	Recitals
Merger Amounts	Section 4.5(e)
Merger Consideration	Section 2.1(a)(i)
Merger Sub	Preamble
Multiemployer Plan	Section 3.10(a)
New Plans	Section 5.5(b)(i)
Old Plans	Section 5.5(b)(i)
Owned Company Shares	Section 2.1(a)(ii)
Parent	Preamble
Parent Approvals	Section 4.2(b)
Parent Damage Cap	Section 7.3(d)
Parent Disclosure Letter	Article 4
Parent Material Adverse Effect	Section 4.1
Parental Regulatory Termination Fee	Section 7.3(c)
Parent Related Parties	Section 7.3(a)
Parent Termination Fee	Section 7.3(b)
parties	Preamble
party	Preamble
Patents	Definition of Intellectual Property Rights
Paying Agent	Section 2.2(a)
Payoff Letters	Section 5.17(d)
PBGC	Section 3.10(e)
Permits	Section 3.7(b)
Preferred Stock	Section 3.2(a)
Privacy Policies	Section 3.14(e)
Prohibited Modifications	Section 5.10(b)
Proxy Statement	Section 3.12
Qualifying Transaction	Section 7.3(a)
Real Property	Section 3.15
Recommendation	Section 3.3(a)
Representatives	Section 5.2(a)
Senior Notes	Definition of Indenture
Share	Section 2.1(a)(i)
Significant Subsidiary	Section 3.1(b)

Specified Approvals	Section 3.3(b)
Stockholder Litigation	Section 5.11
Superior Proposal	Section 5.3(g)
Superior Proposal Notice	Section 5.3(c)
Surviving Corporation	Section 1.1
Termination Date	Section 5.1(a)
Trade Secrets	Definition of Intellectual Property Rights
Trustee	Definition of Indenture
under common control with	Definition of Affiliates
WARN Act	Section 3.10(j)

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and delivered as of the date first above written.

WINDSOR PARENT, L.P.,

By: Windsor Parent GP, LLC, its general partner

By:	/s/ James Elworth
Name: James Elworth
Title: Vice President

WINDSOR MERGER SUB, INC.

By:	/s/ James Elworth
Name: James Elworth
Title: Vice President

UNIVAR SOLUTIONS INC.

By:	/s/ David C. Jukes
Name: David C. Jukes
Title: President and Chief Executive Officer

[Signature Page to Agreement and Plan of Merger]